Exhibit 99.2

Notice of 2012 Annual Meeting

and Management Proxy Circular

Letter to shareholders

April 4, 2012

Dear Shareholder,

As a shareholder, you are invited to attend our annual meeting of shareholders on Tuesday, May 15, 2012 at Cameco’s head office in Saskatoon. Attending the shareholder meeting gives you an opportunity to learn more about developments at Cameco, vote in person on the items of business, and meet with management, our board of directors and fellow shareholders. If you cannot come to the meeting, you can vote your shares by proxy.

The attached circular contains important information about the meeting, voting, the nominated directors, our governance practices and director and executive compensation. It also describes the board’s role and responsibilities and the key activities the five board committees undertook in 2011.

On behalf of the board, I would like to thank Gerald Grandey, who retired as CEO and a member of our board last June. Mr. Grandey spent 18 years at Cameco. Under Mr. Grandey’s leadership, Cameco achieved considerable growth and developed a solid management team with great abilities and experience, and we wish Jerry much success.

Tim Gitzel became Cameco’s new president and CEO on July 1, 2011. Mr. Gitzel joined Cameco in January 2007 as senior vice-president and chief operating officer, and was appointed president in May 2010. He brings extensive experience in Canadian and international uranium mining activities to the board and his role as president and CEO through 18 years of senior management experience.

The nominating, corporate governance and risk committee and the board are pleased to include Ian Bruce as a new nominated director this year. Mr. Bruce brings experience in investment banking, finance and mergers and acquisitions.

Despite difficult external events in 2011, Cameco has had another strong year of continued success with excellent financial and operational performance. The board and management thank you for your confidence in Cameco. Please remember to vote.

Sincerely,

(signed)

Victor Zaleschuk

Chair of the board

Cameco Corporation

What’s inside

Letter to shareholders	IFC

Notice of our annual meeting of shareholders	1

Management proxy circular	2
• About our shareholder meeting	3
Business of the meeting	3
Who can vote	4
How to vote	5
About the nominated directors	8
About the auditors	24
Having a ‘say on pay’	25
• Governance at Cameco	26
• Compensation	47
Compensation governance	48
Director compensation	52
Executive compensation	58
• Other information	107
• Appendixes	108

Notice of our 2012 annual meeting of shareholders

You are invited to our 2012 annual meeting of shareholders

When	Where
Tuesday, May 15, 2012	Cameco Corporation
1:30 p.m.	2121 - 11th Street West
Saskatoon, Saskatchewan

Your vote is important

If you held common shares in Cameco on March 20, 2012, you are entitled to receive notice of and to vote at this meeting.

The attached management proxy circular describes who can vote, what the meeting will cover and how to vote. Please read it carefully.

By order of the board,

(signed)

Gary Chad, Q.C.

Senior Vice-President

Governance, Law and Corporate Secretary

Saskatoon, Saskatchewan

April 4, 2012

NOTICE OF OUR 2012 ANNUAL MEETING OF SHAREHOLDERS	1

Management proxy circular

You have received this circular because you owned Cameco common shares on March 20, 2012. Management is soliciting your proxy for our 2012 annual meeting of shareholders.

As a shareholder, you have the right to attend our annual meeting of shareholders on May 15, 2012 and to vote your shares in person or by proxy.

To encourage you to vote, you may be contacted directly by Cameco employees or representatives of Laurel Hill Advisory Group (Laurel Hill). If you have any concerns or need any help voting, please contact Laurel Hill at 1.877.304.0211. If you are outside North America, call 416.304.0211 collect, or email assistance@laurelhill.com.

In this document, you and your refer to the shareholder. We, us, our and Cameco mean Cameco Corporation. Shares and Cameco shares mean Cameco’s common shares, unless otherwise indicated.

The information in this management proxy circular is as of March 8, 2012, unless otherwise indicated.

Your vote is important. This circular describes what the meeting will cover and how to vote. Please read it carefully and vote, either by completing the form included with this package or by attending the meeting in person.

We are paying Laurel Hill approximately $32,500 for their services.

The board of directors has approved the contents of this document and has authorized us to send it to you. We have also sent a copy to each of our directors and to our auditors.

Your package may also include our business overview brochure and 2011 annual financial review (if you requested a copy). This information is also available on our website (cameco.com).

(signed)

Gary Chad, Q.C.

Senior Vice-President

Governance, Law and Corporate Secretary

April 4, 2012

2    CAMECO CORPORATION

About our shareholder meeting

Our annual meeting gives you the opportunity to vote on items of Cameco business, receive an update on the company, meet face to face with management and interact with our board of directors.

Business of the meeting

Directors — see page 8

You will elect 13 directors to our board. About the nominated directors starting on page 8 tells you about the nominated directors, their background and experience, and any board committees they currently sit on. All of the directors are elected for a term of one year.

Auditors — see page 24

You will vote on reappointing the auditors. The board, on the recommendation of the audit committee, has proposed that KPMG LLP (KPMG) be reappointed as our auditors. See page 24 for information about the services KPMG provided in 2011 and the fees we paid them. The board has invited a representative of KPMG to attend the meeting.

We need a quorum

We can only hold the meeting and transact business if at the beginning of the meeting we have a quorum — where the people currently attending the meeting hold, or represent by proxy, at least 25% of our total common shares issued and outstanding.

Financial statements — see our 2011 annual financial review or go to cameco.com/investors/financial_reporting

If you have requested a copy, you will receive the consolidated financial statements for the year ended December 31, 2011, and the auditors’ report on the statements. These are included in our 2011 annual financial review, which has been mailed to you if you requested a copy. You can also download a copy from our website.

Having a ‘say on pay’ — see page 25

You will vote on our approach to executive compensation as disclosed in this circular. Your vote is advisory and non-binding, and will provide the board and the human resources and compensation committee with important feedback.

Other business

If other items of business are properly brought before the meeting or after the meeting is adjourned, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. We did not receive any shareholder proposals for this meeting, and are not aware of any other items of business to be considered at the meeting.

2012 MANAGEMENT PROXY CIRCULAR	3

Who can vote

We have common shares and one class B share, but only holders of common shares have full voting rights in Cameco.

If you held common shares at the close of business on March 20, 2012 (we call this the record date), you or the person you appoint as your proxyholder can attend the annual meeting and vote your shares. Each Cameco common share you own represents one vote, except where the ownership and voting restrictions apply.

As of March 8, 2012, we had 395,228,668 common shares issued and outstanding.

Ownership and voting restrictions

There are restrictions on issuing, transferring and owning Cameco common shares whether you own the shares as a registered shareholder, hold them beneficially or control your investment interest in Cameco directly or indirectly. These are described in the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) (ENL Reorganization Act) and our company articles.

The following is a summary of the limitations listed in our company articles. See Appendix A for the definitions in the ENL Reorganization Act.

Individuals

A Canadian resident, either individually or together with associates, cannot hold, beneficially own or control shares or other Cameco securities, directly or indirectly, representing more than 25% of the votes that can be cast to elect directors.

Non-residents

A non-resident of Canada, either individually or together with associates, cannot hold, beneficially own or control shares or other Cameco securities, directly or indirectly, representing more than 15% of the total votes that can be cast to elect directors.

How Cameco was formed

Cameco Corporation was formed in 1988 by privatizing two crown corporations, combining the uranium mining and milling operations of Saskatchewan Mining Development Corporation and the uranium mining, refining and conversion operations of Eldorado Nuclear Limited.

Cameco received these assets in exchange for:

•	assuming substantially all of the current liabilities and certain other liabilities of the two companies

•	issuing common shares

•	issuing one class B share

•	issuing promissory notes.

The company was incorporated under the Canada Business Corporations Act.

Ownership restrictions were put in place so that Cameco would remain Canadian controlled. The uranium mining industry has restrictions on ownership by non-residents.

You can find more information about our history in our 2011 annual information form, which is available on our website (cameco.com/investors).

Voting restrictions

All votes cast at the meeting by non-residents, either beneficially or controlled directly or indirectly, will be counted and pro-rated collectively to limit the proportion of votes cast by non-residents to no more than 25% of the total shareholder votes cast at the meeting.

Enforcement

The company articles allow us to enforce the ownership and voting restrictions by:

•	suspending voting rights

•	forfeiting dividends

•	prohibiting the issue and transfer of Cameco shares

•	requiring the sale or disposition of Cameco shares

•	suspending all other shareholder rights.

Questions?

If you have questions about completing the proxy form or residency declaration, or about the meeting in general, contact our proxy solicitation agent, Laurel Hill Advisory Group:

Phone:    1.877.304.0211

                (toll free within North America)

                1.416.304.0211

                (collect from outside North America)

                1.416.304.0211

                (institutional investors or brokers)

To verify compliance with restrictions on ownership and voting of Cameco shares, we require shareholders to declare their residency, ownership of Cameco shares and other things relating to the restrictions. Nominees such as banks, trust companies, securities brokers or other financial institutions who hold the shares on behalf of beneficial shareholders need to make the declaration on their behalf.

If you own the shares in your name, you will need to complete the residency declaration on the enclosed proxy form. Copies will be available at the meeting if you are planning to attend in person. If we do not receive your signed declaration, we may consider you to be a non-resident of Canada.

4    CAMECO CORPORATION

The board will use these declarations or other information to decide whether there has been a contravention of our ownership restrictions.

Principal holders of our common shares

As of December 31, 2011, Tradewinds Global Investors, LLC in Los Angeles, California held 56,731,000 shares or approximately 14.4% of our total common shares outstanding. Management, to the best of its knowledge, is not aware of any other shareholder with 5% or more of our common shares.

About class B shares

The province of Saskatchewan holds our one class B share. This entitles the province to receive notices of and attend all meetings of shareholders, for any class or series.

The class B shareholder can only vote at a meeting of class B shareholders, and votes as a separate class if there is a proposal to:

•	amend Part 1 of Schedule B of the articles, which states that:

•	Cameco’s registered office and head office operations must be in Saskatchewan

•	the vice-chairman of the board, chief executive officer (CEO), president, chief financial officer (CFO) and generally all of the senior officers (vice-presidents and above) must live in Saskatchewan

•	all annual meetings of shareholders must be held in Saskatchewan

•	amalgamate, if it would require an amendment to Part 1 of Schedule B of the articles, or

•	amend the articles, in a way that would change the rights of class B shareholders.

How to vote

You can vote by proxy, or you can attend the annual meeting and vote your shares in person.

Voting by proxy

Voting by proxy is the easiest way to vote. It means you are giving someone else the authority to attend the meeting and vote for you (called your proxyholder).

Tim Gitzel, CEO of Cameco, or in his absence Gary Chad, senior vice-president, governance, law and corporate secretary (the Cameco proxyholders), have agreed to act as proxyholders to vote your shares at the meeting according to your instructions. Or, you can appoint someone else to represent you and vote your shares at the meeting.

If you appoint the Cameco proxyholders but do not tell them how you want to vote your shares, your shares will be voted:

•	for electing the nominated directors who are listed in the form and management proxy circular

•	for appointing KPMG LLP as auditors

•	for the advisory resolution on our approach to executive compensation.

If for any reason before or during the meeting a nominated director becomes unable to serve, the Cameco proxyholders have the right to vote for another nominated director at their discretion, unless you have directed that your shares be withheld from voting.

If there are amendments or other items of business that are properly brought before the meeting, the proxyholder you have appointed can vote as he or she sees fit.

Proxy voting process

Non-registered shareholders

If you plan to vote by proxy, follow the instructions on the enclosed voting instruction form to vote your shares by mail or on the internet. If you plan to appoint yourself or another person as proxyholder to attend the meeting for you, indicate this on the enclosed voting instruction form (see Voting in person on page 7 for details).

The voting process is different depending on whether you are a registered or non-registered shareholder

You are a registered shareholder if your name appears on your share certificate.

You are a non-registered shareholder if your bank, trust company, securities broker, trustee or other financial institution holds your shares (your nominee). This means the shares are registered in your nominee’s name, and you are the beneficial shareholder.

If you are voting by proxy, send your completed form right away. Your nominee needs to receive your completed form with enough time to then send your instructions to our transfer agent, CIBC Mellon Trust Company (CIBC Mellon), before the meeting. If you have any questions or need help voting, please contact our proxy

2012 MANAGEMENT PROXY CIRCULAR	5

solicitation agent, Laurel Hill Advisory Group, at 1.877.304.0211. If you are outside North America, call 416.304.0211 collect, or email assistance@laurelhill.com.

Registered shareholders

You have four ways to vote by proxy:

1.	by fax

2.	by mail

3.	on the internet

4.	by appointing someone else to attend the meeting and vote your shares for you

About our transfer agent

Canadian Stock Transfer Company Inc. receives the votes and counts them on our behalf, and acts as the administrative agent for our transfer agent, CIBC Mellon Trust Company.

By fax

Complete the enclosed proxy form, including the section on declaration of residency, sign and date it and fax both pages of the form to:

CIBC Mellon Trust Company	1.866.781.3111 (toll free within North America)
c/o Canadian Stock Transfer Company Inc.	1.416.368.2502 (from outside North America)

Attention: Proxy department

By mail

Complete your proxy form, including the section on declaration of residency, sign and date it, and send it to our transfer agent in the envelope provided.

If you did not receive a return envelope, please send the completed form to:

CIBC Mellon Trust Company

c/o Canadian Stock Transfer Company Inc.

Attention: Proxy department

P.O. Box 721

Agincourt, Ontario M1S 0A1

On the internet

Go to https://proxypush.ca/cco and follow the instructions on screen. You will need your control number, which appears below your name and address on your proxy form. We need to receive your voting instructions before 1:30 p.m. CST on Friday, May 11, 2012.

By appointing someone else to attend the meeting and vote your shares for you

Print the name of the person you are appointing as your proxyholder in the space provided. This person does not need to be a shareholder. Make sure the person you are appointing is aware and attends the meeting. Your proxyholder will need to check in with a CIBC Mellon representative when they arrive at the meeting.

Signing the proxy

If you are an administrator, trustee, attorney or guardian for a person who beneficially holds or controls Cameco shares, or an authorized officer or attorney acting on behalf of a corporation, estate or trust that beneficially holds or controls our common shares, please follow the instructions on the proxy form.

Send us your proxy form right away

Your vote will only be counted if CIBC Mellon receives your voting instructions before 1:30 p.m. CST on Friday, May 11, 2012. This is the same deadline if you are submitting your voting instructions online or sending the completed proxy form by fax or mail.

Make sure the proxy form is completed properly and that you allow enough time for it to reach our transfer agent if you are sending it by mail.

If the meeting is postponed or adjourned, our transfer agent must receive your voting instructions at least 48 hours before the meeting is reconvened.

Voting results

Our transfer agent counts the proxy votes independently to make sure the individual shareholder votes are kept confidential.

Our transfer agent only sends a proxy form to us when:

•	it is clear that a shareholder wants to communicate with management

•	the law requires it.

Go to cameco.com/investors or sedar.com after the meeting to see the voting results.

6    CAMECO CORPORATION

Voting in person

If you want to vote in person, your vote will be taken and counted during the meeting. Follow the appropriate instructions below. Please also call Stephanie Oleniuk at Cameco (306.956.6340) to add your name (or your proxyholder’s name) to the attendee list.

Non-registered shareholders

Follow the instructions on the enclosed voting instruction form to appoint yourself as proxyholder, or to appoint someone else to attend the meeting and vote on your behalf. You or the person you are appointing will need to check in with a representative of CIBC Mellon when they arrive at the meeting.

Registered shareholders

Do not complete the enclosed proxy form. Check in with a CIBC Mellon representative when you arrive at the meeting.

Changing your vote

You can revoke your proxy in the following ways:

Non-registered shareholders

Instructions that are provided on a voting instruction form with a later date, or at a later time if you are voting on the internet, will revoke any prior instructions. Any new instructions, however, will only take effect if our transfer agent receives them before 1:30 p.m. CST on Friday, May 11, 2012 or, if the meeting is postponed or adjourned, at least 48 hours before the reconvened meeting. Otherwise, contact your nominee if you want to revoke your proxy or change your voting instructions, or if you change your mind and want to vote in person.

Registered shareholders

Instructions that are provided on a proxy form with a later date, or at a later time if you are voting on the internet, will revoke any prior instructions. Any new instructions, however, will only take effect if our transfer agent receives them before 1:30 p.m. CST on Friday, May 11, 2012 or, if the meeting is postponed or adjourned, at least 48 hours before the reconvened meeting. Otherwise:

•

send a notice in writing to the corporate secretary at Cameco, at 2121 - 11th Street West, Saskatoon, Saskatchewan S7M 1J3, so he receives it by 1:30 p.m. CST on Friday, May 11, 2012. If the meeting is postponed or adjourned, the corporate secretary will need to receive the notice at least 48 hours before the meeting is reconvened.

•	give a notice in writing to the chair of the meeting at the start of the meeting.

The notice can be from you or your attorney, if he or she has your written authorization. If the shares are owned by a corporation, the written notice must be from its authorized officer or attorney.

2012 MANAGEMENT PROXY CIRCULAR	7

About the nominated directors

Our board of directors is responsible for overseeing management and Cameco’s business affairs. As shareholders, you elect the board as your representatives. This section tells you about the directors who have been nominated to serve on our board.

This year the board has decided that 13 directors are to be elected. Twelve of the nominated directors currently serve on the board. This is the first year that Ian Bruce has been nominated as a director.

You can vote for all of these directors, vote for some of them and withhold votes for others, or withhold votes for all of them. Unless otherwise instructed, the named proxyholders will vote for all of the nominated directors listed on pages 9 to 19.

See the following pages for key information about the directors:

Director profiles	9
Meeting attendance	20
Skills and experience	21
Continuing education and development	22

Our goal is to assemble a group of directors with the appropriate background, knowledge, skills and diversity that will enable the board to effectively oversee the business of Cameco, to equip board members with tools and education helpful to that oversight work, and to foster a climate at the board that facilitates constructive challenging of management.

We expect all members of our board to be financially literate, independent minded and team players. When assessing directors for our board, the nominating, corporate governance and risk committee looks at:

•	the overall mix of skills and experience on the board

•	how actively they participate in meetings and develop an understanding of our business

•	their character, integrity, judgment and record of achievement

•	diversity (including gender, aboriginal heritage, age and geographic representation such as Canada, the US, Europe and Asia).

Serving together on other boards

Anne McLellan and Victor Zaleschuk serve together on the boards of Agrium Inc. and Nexen Inc. They are both on Agrium’s audit committee and Nexen’s finance committee and health, safety, environment and social responsibility committee.

John Clappison and Oyvind Hushovd serve together on the board of Inmet Mining Corporation, but they are not members of the same committees.

Given our stage of development, the committee also recognizes the value of recruiting a new director with capital market and investment banking experience, or experience in mergers and acquisitions. The committee also looked at the director’s ability to contribute to our board, the time he has available and his other directorships because these are important factors that enhance the quality of the board’s decision-making and its oversight of management and our business affairs. See Skills and experience on page 21 and Recruiting new directors on page 36 for more information.

Ian Bruce brings experience in mergers and acquisitions and investment banking, including his experience as chief executive officer of a Canadian, independent investment dealer providing investment services to institutional investors and private clients.

Daniel Camus and Tim Gitzel were elected to the board in 2011. Mr. Camus brings extensive international business experience to the board, including his experience as a senior executive of a major European energy operator with significant transactional experience in China and India.

Tim Gitzel became our CEO on July 1, 2011, succeeding Gerald Grandey who retired from Cameco on June 30, 2011. Mr. Gitzel brings extensive experience in Canadian and international uranium mining activities to the board through 18 years of senior management experience. This includes responsibility for global uranium, gold, exploration and decommissioning operations in 11 countries around the world, prior to joining Cameco in 2007.

All of the nominated directors are independent, except for Tim Gitzel, our president and CEO, and Donald Deranger, president of Points Athabasca Contracting Limited Partnership, which provides construction and other services to Cameco in northern Saskatchewan where our richest assets are located. Mr. Deranger brings a valuable mix of skills and experience to the board, as a business and aboriginal leader in northern Saskatchewan with direct experience in employee training, economic development and uranium mining. See Assessing independence on page 30 for more information.

Each of the nominated directors is eligible to serve as a director and has expressed his or her willingness to do so. Directors who are elected will serve until the end of the next annual meeting, or until a successor is elected or appointed.

8    CAMECO CORPORATION

Our policy on majority voting

Directors require a plurality of votes to be elected, however, a director who receives more withheld votes than for votes must offer to resign. Our nominating, corporate governance and risk committee will review the matter and recommend whether the board should accept the resignation. The director will not participate in any board or committee deliberations on the matter.

The board will announce its decision within 90 days of the meeting. If it rejects the offer, it will disclose the reasons why. If the board accepts the offer, it may appoint a new director to fill the vacancy.

The board adopted this majority voting policy in 2006 on the recommendation of the nominating, corporate governance and risk committee, and we believe it reflects good governance.

Director profiles

The table below provides information about each nominated director as of March 8, 2012, including their background and experience, main areas of expertise and other public company and registered investment company boards they are members of. Information about their meeting attendance in 2011 and holdings of Cameco shares and DSUs is as of December 31, 2011.

When reviewing compliance with our share ownership guidelines, we calculated each director’s holdings of Cameco shares and DSUs using the value when they were acquired or the 2011 year-end closing price of Cameco shares on the TSX, whichever is higher, in accordance with our share ownership guidelines.

Ian Bruce 58 Calgary, Alberta Canada Citizenship — Canadian New director Independent Main areas of experience • Investment banking • Finance • Mergers and acquisitions

Ian Bruce is the former co-chairman of the board of Peters & Co. Limited, an independent investment dealer providing investment services to energy industry corporations, institutional investors and private clients. Over the course of his career at Peters & Co. Limited from 1998 to May 2011, Mr. Bruce was vice chairman, president and CEO, CEO and co-chairman. He is a fellow of the Canadian Institute of Chartered Accountants of Alberta, a chartered business valuator, a recognized Specialist in Valuation under CICA rules in Canada, and has his Corporate Finance Specialist designation in Canada and the UK. He was a member of the steering committee for the Institute of Chartered Accountants of Alberta CFO leadership program and was a member of certain Alberta Securities Commission committees for several years. Mr. Bruce was also a past member of the Prime Minister’s committee to review social responsibility accounting/reporting for public companies in Canada (NRTEE), and a past member of the Expert Panel on Securities Regulation for the Minister of Finance of Canada. Mr. Bruce was a board member and chair of the Investment Industry Association of Canada. He has spoken on energy sector financial and valuation matters at numerous industry conferences and acted as an expert witness in legal, regulatory and securities matters.

In addition to the public company boards listed below, Mr. Bruce is a director of the private companies, TriAxon Oil Corp. and Northern Blizzard Resources Inc. He was a director of the public company, Taylor Gas Liquids Ltd. from 1997 to 2008.

Overall attendance — n/a
	Cameco board and committee membership	In person meetings	Telephone meetings	Other public company boards and board committees
	n/a	—	—	Hardy Oil & Gas plc (chair of nominating committee, audit committee) Logan International Inc. (audit committee)
Securities held: nil Options held: nil

2012 MANAGEMENT PROXY CIRCULAR	9

Daniel Camus

59

Paris, France

Citizenship — Canadian and French

Director since 2011 Independent

Main areas of experience

•  Finance

•  Electricity industry

•  International

•  Mergers and acquisitions

•  Nuclear industry

•  Executive compensation

Daniel Camus is the former group chief financial officer and head of strategy and international activities of Electricité de France SA (EDF), a France-based integrated energy operator active in the generation, distribution, transmission, supply and trading of electrical energy with subsidiaries in various countries around the world. Mr. Camus brings extensive business experience to Cameco’s board, including eight years with EDF as Group CFO (2002-2010) and also head of international activities (2005-2010). During the previous 25 years, he held various senior roles with Aventis Group and Hoechst AG Group in Germany, the US, Canada and France. He has been chair of several audit committees. He has also gained experience in executive compensation during his extensive business career.

Mr. Camus received his PhD in Economics from Sorbonne University, an MBA in finance and economics from the Institute d’Études Politiques de Paris and a masters of economics degree from Nancy University in France.

Mr. Camus serves on the public company boards listed below and is the chair of the audit committee of Valeo, SA, France’s largest supplier of car components. He is also a former member of the board of directors of EnBW AG (2003-2010), Constellation Energy Group, Inc. (2010) and Edison SpA (2005-2009).

Overall attendance — 100%
Cameco board and board committees			In person meetings	Telephone meetings	Other public company boards and board committees
Board of directors Audit Human resources and compensation Safety, health and environment			5 of 5 3 of 3 3 of 3 2 of 2	5 of 5 1 of 1	Morphosys AG, Munich (audit committee) Valeo, SA, Paris (chair of audit committee) Vivendi SA, Paris (audit committee) SGL Carbon AG, Wiesbaden (nomination committee, strategy/technology committee)
Securities held:
Fiscal year	Cameco shares	DSUs	Total Cameco shares and DSUs	Total value of Cameco shares and DSUs	Meets share ownership guidelines
2011 2010 Change	— — —	4,898 — 4,898	4,898 — 4,898	$90,181 — $90,181	No — has until May 27, 2016 to acquire additional shares and DSUs equal to $420,000.
Options held: nil

10    CAMECO CORPORATION

John Clappison 65 Toronto, Ontario Canada Citizenship — Canadian Director since 2006 Independent Main areas of experience • Finance • Executive compensation

John Clappison is the former managing partner of the Greater Toronto Area office of PricewaterhouseCoopers LLP (PwC), an accounting firm. He is a fellow of the Canadian Institute of Chartered Accountants and worked with PwC (or its predecessor firm) for 37 years. Mr. Clappison brings extensive financial experience to Cameco’s board with his accounting expertise and as a financial expert and chair of the audit committee. He also brings experience in human resources and executive compensation as a senior member of the executive team while at PwC and a former member of the compensation committee at Canadian Real Estate Investment Trust.

In addition to the public company boards listed below, Mr. Clappison serves as a director of the private company, Summitt Energy Holdings GP Inc., and is actively involved with the Canadian Foundation for Facial Plastic and Reconstructive Surgery, Shaw Festival Theatre Endowment Foundation and The Massey Hall and Roy Thomson Hall Endowment Foundation. Mr. Clappison served on the board of trustees of Canadian Real Estate Investment Trust from 2007 until February 2011.

Overall attendance — 93%
	Cameco board and committee membership			In person Meetings	Telephone Meetings	Other public company boards and board committees
	Board of directors Audit (chair) Human resources and compensation			6 of 6 5 of 5 4 of 5	9 of 10 2 of 2	Inmet Mining Corporation (chair of audit committee) Rogers Communications Inc. (audit committee, pension committee) Sun Life Financial Inc. (chair of audit committee, risk review committee)
Securities held:
	Fiscal year	Cameco shares	DSUs	Total Cameco shares and DSUs	Total value of Cameco shares and DSUs	Meets share ownership guidelines
	2011 2010 Change	2,000 2,000 —	19,279 12,368 6,911	21,279 14,368 6,911	$ 391,743 $ 579,016 $ (187,273)	Yes — based on the value when the DSUs were acquired and the purchase price of Cameco shares
Options held: nil

Joe Colvin

69

Sante Fe,

New Mexico USA

Citizenship — American

Director since 1999 Independent

Main areas of experience

•  Nuclear industry

•  Operational excellence

•  International

•  Executive compensation

Joe Colvin is a board director and the past president of the American Nuclear Society, a not-for-profit organization that promotes the awareness and understanding of the application of nuclear science and technology. He was elected president emeritus of the Nuclear Energy Institute Inc. (the Washington-based policy organization for the US nuclear energy industry) in February 2005, after serving as the Institute’s president and CEO from 1996 to 2005. Mr. Colvin also held senior management positions with the Nuclear Management and Resources Committee and the Institute for Nuclear Power Operations, and served as a line officer with the US Navy nuclear submarine program for 20 years. Mr. Colvin also serves as a director of the Foundation for Nuclear Studies. Other than the public company board listed below, he has not served on any other public company boards over the past five years.

Mr. Colvin has a bachelor of science degree in electrical engineering from the University of New Mexico, has completed advanced studies in nuclear engineering and is a graduate of Harvard University’s advanced management program. Mr. Colvin brings a wealth of knowledge of the nuclear industry to the board and his role as chair of the safety, health and environment committee. Mr. Colvin’s human resources experience includes his position as president and CEO of two corporations and as chair of the compensation committee of US Ecology, Inc.

Overall attendance — 96%
Cameco board and committee membership			In person meetings	Telephone Meetings	Other public company boards and board committees
Board of directors Nominating, corporate governance and risk Safety, health and environment (chair)			6 of 6 4 of 4 4 of 4	9 of 10	US Ecology, Inc. (chair of compensation committee)
Securities held:
Fiscal year	Cameco shares	DSUs	Total Cameco shares and DSUs	Total value of Cameco shares and DSUs	Meets share ownership guidelines
2011 2010 Change	4,000 4,000 —	83,459 82,281 1,178	87,459 86,281 1,178	$ 1,610,112 $ 3,477,137 $(1,867,025)	Yes
Options held: nil

2012 MANAGEMENT PROXY CIRCULAR	11

James Curtiss 58 Brookeville, Maryland USA Citizenship — American Director since 1994 Independent Main areas of experience • Nuclear industry • Government relations • Legal • Executive compensation

James Curtiss has been the principal of Curtiss Law since April 2008. He was a partner with the law firm of Winston & Strawn LLP in Washington, DC, where he concentrated his practice in energy policy and nuclear regulatory law from 1993 until March 2008. He was also a commissioner with the US Nuclear Regulatory Commission from 1988 to 1993. Other than the public company board listed below, Mr. Curtiss has not served on any other public company boards over the past five years.

Mr. Curtiss received a bachelor of arts and a juris doctorate from the University of Nebraska. He is a frequent speaker at nuclear industry conferences and has spoken on topics such as licensing and regulatory reform, advanced reactors and fuel cycle issues. Mr. Curtiss brings legal experience in the nuclear industry to the board, particularly in the area of nuclear regulatory law.

Mr. Curtiss has been a member of our human resources and compensation committee since 1999 and chair of the committee since 2002. He has kept abreast of the wide range of issues in executive compensation through various director education seminars.

Overall attendance — 100%
	Cameco board and committee membership			In person meetings	Telephone Meetings	Other public company boards and board committees
	Board of directors Human resources and compensation (chair) Nominating, corporate governance and risk			6 of 6 5 of 5 4 of 4	10 of 10 2 of 2 2 of 2	Constellation Energy Group (executive committee, chair of committee on nuclear power)
Securities held:
	Fiscal year	Cameco shares	DSUs	Total Cameco shares and DSUs	Total value of Cameco shares and DSUs	Meets share ownership guidelines
	2011 2010 Change	17,321 7,185 10,136	94,331 93,001 1,330	111,652 100,186 11,466	$ 2,055,519 $ 4,037,483 $(1,981,964)	Yes
Options held:
	Date granted		Expiry date	Exercise price	Total unexercised	Value of in-the-money options
	Sept 21/04		Sept 20/14	15.79	3,300	$8,639

Donald Deranger 56 Prince Albert, Saskatchewan Canada Citizenship — Canadian Director since 2009 Not independent Main areas of experience • Aboriginal affairs • First Nations governance

Donald Deranger has been the Athabasca Vice Chief of the Prince Albert Grand Council since 2003. He has won a number of awards for his initiatives in employment, training and economic development for members of the Athabasca sector in northern Saskatchewan.

Mr. Deranger is an advisor to the Athabasca Basin Development Corporation and president of Points Athabasca Contracting Limited Partnership, which does business with Cameco. He is the president of Learning Together, a non-profit aboriginal organization that works to build relationships with the mining industry. He also serves as a director of the Prince Albert Development Corporation, Northern Resource Trucking Limited Partnership, Mackenzie River Basin Board, Keepers of the Athabasca Watershed Council, and the City of Prince Albert Board of Police Commissioners, and is a member of the Saskatchewan Fisheries Advisory Committee. Mr. Deranger has not served on any other public company boards over the past five years.

As a leader in the Saskatchewan aboriginal community, Mr. Deranger brings to the board a deep understanding of the culture and peoples of northern Saskatchewan where Cameco’s richest assets are located. Mr. Deranger also worked as a uranium miner many years ago and brings this personal experience to the board and as a member of the safety, health and environment committee.

Overall attendance — 100%
	Cameco board and committee membership			In person meetings	Telephone meetings	Other public company boards and board committees
	Board of directors Reserves oversight Safety, health and environment			6 of 6 3 of 3 4 of 4	10 of 10	none
Securities held:
	Fiscal year	Cameco shares	DSUs	Total Cameco shares and DSUs	Total value of Cameco shares and DSUs	Meets share ownership guidelines
	2011 2010 Change	— — —	10,315 5,257 5,058	10,315 5,257 5,058	$189,905 $211,844 $ (21,939)	No — has until May 27, 2016 to acquire additional shares and DSUs equal to $420,000.
Options held: nil

12    CAMECO CORPORATION

Tim Gitzel

49

Saskatoon, Saskatchewan Canada

Citizenship — Canadian

Director since 2011 Not independent — President and CEO

Main areas of experience

• Nuclear industry

• Mining

• Operational excellence

• International

Tim Gitzel is president and CEO of Cameco Corporation. He joined Cameco in January 2007 as senior vice-president and chief operating officer, and was appointed president in May 2010, and president and CEO on July 1, 2011. Mr. Gitzel has extensive experience in Canadian and international uranium mining activities through 18 years of senior management experience. Prior to joining Cameco, he was executive vice-president, mining business unit for AREVA based in Paris, France with responsibility for global uranium, gold, exploration and decommissioning operations in 11 countries around the world.

Mr. Gitzel received his bachelor of arts and law degrees from the University of Saskatchewan. He serves on the board of the Canadian Nuclear Association. He is vice chair of the World Nuclear Association and will become chair in April 2012. He is a director of the Nuclear Energy Institute for 2011-2013. He is also vice-chair of the 2013 Memorial Cup Organizing Committee for the Canadian Junior Hockey Championship.

Mr. Gitzel is past president of the Saskatchewan Mining Association, and also served on the boards of SaskEnergy Corporation, the Saskatchewan Chamber of Commerce and Junior Achievement of Saskatchewan. Mr. Gitzel was also co-chair of the Royal Care campaign for Royal University Hospital in Saskatoon, and vice-president, communications for the 2010 World Junior Hockey Championships.

Overall attendance — 100%
Cameco board and committee membership			In person meetings	Telephone meetings	Other public company boards and board committees
Board of directors Not a member of any committees because he is president and CEO			5 of 5	5 of 5	none
Securities held:
Fiscal year	Cameco shares	Qualifying PSUs	Total Cameco shares and qualifying PSUs	Total value of Cameco shares and qualifying PSUs	Meets share ownership guidelines
2011 2010 Change	22,300 3,100 19,200	22,300 3,100 19,200	31,220 6,200 25,020	$725,429 $249,860 $475,569	No — has met 20% of the target for the CEO. Has until December 31, 2016 to acquire additional shares and qualifying PSUs equal to $3,600,000.
See table on page 68 for the calculation of Mr. Gitzel’s total value of Cameco shares and qualifying PSUs. Options held: see Incentive plan awards on page 95.

2012 MANAGEMENT PROXY CIRCULAR	13

James Gowans

60

Toronto, Ontario Canada

Citizenship — Canadian

Director since 2009 Independent

Main areas of experience

• CEO experience

• Mining

• Exploration

• Operational excellence

• International

• Executive compensation

James Gowans is the managing director of the Debswana Diamond Company in Botswana (a diamond mining company). From February 2010 to December 2010 he was chief operating officer and chief technical officer of DeBeers SA and from March 2006 to December 2010, he was CEO of DeBeers Canada Inc. (a diamond exploration and mining company). Prior to that, he was the senior vice-president and COO of PT Inco in Indonesia (a nickel producing company) from 2002 to 2006. Mr. Gowans is the past-chair of The Mining Association of Canada. He served on the board of Bison Gold Resources Inc., a junior exploration public company, from 2006 to 2008, and currently serves on the public company board listed below.

Mr. Gowans received a bachelor of applied science in mineral engineering (mining and mineral processing) degree from the University of British Columbia and attended the Banff School of Advanced Management. Mr. Gowans brings to the board experience in exploration and mining and as a CEO of a mining company. His mining knowledge and perspective on the importance of corporate social responsibility are valuable as a member of our reserves oversight and our safety, health and environment committees. His human resources experience includes a previous position as vice-president, human resources for Placer Dome and his current role as chair of the compensation committee of PhosCan Chemical Corp.

Overall attendance — 89%
Cameco board and committee membership			In person meetings	Telephone meetings	Other public company boards and board committees
Board of directors Nominating, corporate governance and risk Reserves oversight Safety, health and environment			5 of 6 3 of 4 3 of 3 3 of 4	10 of 10	PhosCan Chemical Corp. (chair of compensation committee, and member of corporate governance & nominating committee and corporate finance committee)
Securities held:
Fiscal year	Cameco shares	DSUs	Total Cameco shares and DSUs	Total value of Cameco shares and DSUs	Meets share ownership guidelines
2011 2010 Change	1,000 1,000 —	15,180 5,911 9,269	16,180 6,911 9,269	$297,875 $278,523 $19,352	Yes — based on the value when the DSUs were acquired and the purchase price of Cameco shares.
Options held: nil

14    CAMECO CORPORATION

Nancy Hopkins 57 Saskatoon, Saskatchewan Canada Citizenship — Canadian Director since 1992 Independent Main areas of experience • Legal • Board governance

Nancy Hopkins, Q.C. is a partner with the law firm of McDougall Gauley, LLP in Saskatoon, where she concentrates her practice on corporate and commercial law and taxation. In addition to the public company boards listed below, Ms. Hopkins is chair of the board of governors of the University of Saskatchewan, chair of the board of the Saskatoon Airport Authority and serves as a director of the Canada Pension Plan Investment Board. Except for the public companies listed below, she has not served on any other public company boards over the past five years.

Ms. Hopkins has a bachelor of commerce degree and a bachelor of laws degree from the University of Saskatchewan. She is an honorary member of the Institute of Chartered Accountants of Saskatchewan.

Ms. Hopkins brings to the board extensive experience in the Saskatchewan business community. Her board experience with a wide range of respected organizations has provided her with a strong governance background and a wealth of knowledge for her role as chair of our nominating, corporate governance and risk committee.

Overall attendance — 96%
	Cameco board and committee membership			In person meetings	Telephone meetings	Other public company boards and board committees
	Board of directors Audit Nominating, corporate governance and risk (chair)-			6 of 6 5 of 5 4 of 4	9 of 10	Growthworks Canadian Fund Ltd. (chair of audit and valuation committee) Growthworks Commercialization Fund Ltd. (chair of audit and valuation committee)
Securities held:
	Fiscal year	Cameco shares	DSUs	Total Cameco shares and DSUs	Total value of Cameco shares and DSUs	Meets share ownership guidelines
	2011 2010 Change	38,500 20,500 18,500	17,586 15,130 2,456	56,086 35,630 20,456	$1,032,535 $1,435,903 $ (403,368)	Yes
Options held: nil

2012 MANAGEMENT PROXY CIRCULAR	15

Oyvind Hushovd

62

Kristiansand S., Norway

Citizenship — Norwegian

Director since 2003 Independent

Main areas of experience

•  CEO experience

•  Mining

•  Operational excellence

•  International

•  Executive compensation

Oyvind Hushovd is a corporate director and the former chair and CEO of Gabriel Resources Ltd. (a precious metals exploration and development company), retiring in 2005. Prior to that, he was the president and CEO of Falconbridge Limited (a nickel and copper mining company) from 1996 to 2002. In addition to the public company boards listed below, Mr. Hushovd sits on the boards of Ivanhoe Nickel & Platinum Ltd, Libra and Sorlaminering, privately held corporations. During the last five years, he served on the public company boards of Gabriel Resources Ltd. (2002-2006), Lionore Mining International Limited (2002-2007) and Western Oil Sands Inc. (2003-2007).

Mr. Hushovd received a master of economics and business administration degree from the Norwegian School of Business and a master of law degree from the University of Oslo. He brings many years of experience as a mining executive to the board. His mining knowledge is very important as a member of the reserves oversight committee, and his financial experience as chief financial officer of Falconbridge Limited is valuable as a member of the audit committee. Mr. Hushovd has valuable experience as a CEO and has served on many board compensation committees, providing him with knowledge and experience in human resources and compensation.

Overall attendance — 100%
Cameco board and committee membership			In person meetings	Telephone meetings	Other public company boards and board committees
Board of directors Audit Human resources and compensation Reserves oversight			6 of 6 5 of 5 5 of 5 3 of 3	10 of 10 2 of 2

Inmet Mining Corporation (corporate governance & nominating committee, human resources & compensation committee, corporate responsibility committee)

Nyrstar NV (audit committee, safety, health & environment committee)

Securities held:
Fiscal year	Cameco shares	DSUs	Total Cameco shares and DSUs	Total value of Cameco shares and DSUs	Meets share ownership guidelines
2011 2010 Change	— — —	31,903 26,566 5,337	31,903 26,566 5,337	$ 587,341 $ 1,070,625 $ (483,284)	Yes
Options held: nil

16    CAMECO CORPORATION

Anne McLellan

61

Edmonton, Alberta Canada

Citizenship — Canadian

Director since 2006 Independent

Main areas of experience

• Government relations

• Corporate social responsibility

• Executive compensation

The Honourable Anne McLellan is a former Deputy Prime Minister of Canada and has held several senior cabinet positions, including federal Minister of Natural Resources, Minister of Health, Minister of Justice and Attorney General of Canada, and federal interlocutor of Métis and non-status Indians. Prior to entering politics in 1993, Ms. McLellan was a law professor and administrator at the University of Alberta. Since leaving politics, she has been appointed distinguished scholar in residence at the University of Alberta in the Alberta Institute for American Studies and is counsel in the national law firm of Bennett Jones LLP.

Ms. McLellan holds a bachelor of arts degree and a law degree from Dalhousie University, and a master of laws degree from King’s College, University of London. In 2007, Ms. McLellan completed the Directors’ Education Program through the Corporate Governance College. She brings an understanding of government regulatory matters and international affairs to the board. As a member of the human resources and compensation committee, nominating corporate governance and risk committee and the safety, health and environment committee, Ms. McLellan brings diverse management experience gained as a senior Minister and Deputy Prime Minister of the Government of Canada and from her work on other boards and with non-profit organizations. Her human resources experience includes serving on Nexen Inc.’s and Cameco’s compensation committees for a number of years, and attending seminars and workshops on compensation matters.

In addition to the public company boards listed below, Ms. McLellan serves as chair of the Royal Alexandra Hospital Foundation and is a director on the boards of Canadian Business for Social Responsibility, the Edmonton Regional Airport Authority, the Edmonton Chapter of Habitat for Humanity and the TELUS Edmonton Community Board. She is also a member of the TD Securities Energy Advisory Board. Except for the public company boards listed below, she has not served on any other public company boards over the past five years.

Overall attendance — 100%
Cameco board and committee membership			In person meetings	Telephone meetings	Other public company boards and board committees
Board of directors Human resources and compensation Nominating, corporate governance and risk Safety, health and environment			6 of 6 5 of 5 4 of 4 4 of 4	10 of 10 2 of 2	Agrium Inc. (audit committee, health safety & security committee) Nexen Inc. (finance committee, health, safety, environment & social responsibility committee)
Securities held:
Fiscal year	Cameco shares	DSUs	Total Cameco shares and DSUs	Total value of Cameco shares and DSUs	Meets share ownership guidelines
2011 2010 Change	100 100 —	18,691 16,161 2,530	18,791 16,261 2,530	$ 345,943 $ 655,318 $(309,375)	Yes — based on the value when the DSUs were acquired and the purchase price of Cameco shares.
Options held: nil

2012 MANAGEMENT PROXY CIRCULAR	17

Neil McMillan

60

Saskatoon,

Saskatchewan

Canada

Citizenship — Canadian

Director since 2002 Independent

Main areas of experience

•  CEO experience

•  Mining

•  Government relations

•  Executive compensation

Neil McMillan is the president and CEO of Claude Resources Inc. (a Saskatchewan-based gold mining and oil and gas producing company). He previously served on the board of Atomic Energy Canada Ltd. (a Canadian government nuclear reactor production and services company). Except for the public company boards listed below, Mr. McMillan has not served on any other public company boards over the past five years.

Mr. McMillan received a bachelor of arts degree in history and sociology from the University of Saskatchewan, and is a former member of the Saskatchewan legislature. Prior to joining Claude Resources Inc. in 1995, Mr. McMillan worked with RBC Dominion Securities Inc. as a registered representative and the Saskatoon branch manager.

Mr. McMillan’s experience as the CEO of a Saskatchewan-based mining company gives the board access to a ground level view of many of the daily mining risks and opportunities faced by Cameco. His background as an investment adviser and legislator are valuable when the board is reviewing investment opportunities. Mr. McMillan’s knowledge and experience of the mining industry assist in the board’s oversight of regulatory matters and are important attributes in his role as chair of our reserves oversight committee. Mr. McMillan’s human resources experience includes his position as president and CEO of Claude Resources Inc. and as a member of the compensation committee of Shore Gold Inc. for more than five years.

Overall attendance — 96%
Cameco board and committee membership			In person meetings	Telephone meetings	Other public company boards and board committees
Board of directors Audit Human resources and compensation Reserves oversight (chair)			5 of 6 5 of 5 3 of 3 3 of 3	10 of 10 1 of 1	Claude Resources Inc. (not a member of any board committees because he is CEO) Shore Gold Inc. (audit committee, compensation committee)
Securities held:
Fiscal year	Cameco shares	DSUs	Total Cameco shares and DSUs	Total value of Cameco shares and DSUs	Meets share ownership guidelines
2011 2010 Change	600 600 —	26,520 21,561 4,959	27,120 22,161 4,959	$ 499,283 $ 893,085 $(393,802)	Yes
Options held: nil

18    CAMECO CORPORATION

Victor Zaleschuk

68

Calgary, Alberta Canada

Citizenship — Canadian

Director since 2001 Independent

Main areas of experience

• CEO experience

• Finance

• International

• Mergers and acquisitions

• Board governance

• Executive compensation

Victor Zaleschuk is a corporate director and chair of Cameco’s board of directors. He is the former president and CEO of Nexen Inc., a publicly traded independent global energy and chemicals company. Mr. Zaleschuk brings to the board his vast experience in the resource industry as a former CEO of a major Canadian oil and gas resource company with international holdings, a financial background as a former chief financial officer and experience in mergers and acquisitions. He gained human resources experience as CEO at Nexen and participating on the boards of Nexen Inc., Agrium Inc. and Cameco.

Mr. Zaleschuk has been a chartered accountant since 1967 and holds a bachelor of commerce degree from the University of Saskatchewan. Except for the public company boards listed below, Mr. Zaleschuk has not served on any other public company boards over the past five years.

Overall attendance* — 95%
Cameco board and committee membership			In person meetings	Telephone meetings	Other public company boards and board committees
Board of directors (chair) Reserves oversight			6 of 6 3 of 3	9 of 10

Agrium Inc. (chair of audit committee, human resources & compensation committee)

Nexen Inc. (chair of finance committee, health, safety environment & social responsibility committee, reserves committee)

* As board chair, Mr. Zaleschuk also attended 20 board committee meetings in an ex-officio capacity. Securities held:
Fiscal year	Cameco shares	DSUs	Total Cameco shares and DSUs	Total value of Cameco shares and DSUs	Meets share ownership guidelines
2011 2010 Change	28,615 28,615 —	58,688 50,087 8,601	87,303 78,702 8,601	$ 1,607,245 $ 3,171,691 $(1,564,446)	Yes
Options held: nil

Notes to the director profiles:

•	Each director has provided the information about the Cameco shares they own or exercise control or direction over.

•	DSUs refer to deferred share units under our DSU plan for directors. Directors who are Cameco executives do not receive DSUs.

•	We calculated the total value of Cameco shares and DSUs using $18.41 for 2011 and $40.30 for 2010, the year-end closing prices of Cameco shares on the Toronto Stock Exchange (TSX).

•

Options held refer to options under our stock option plan that have not been exercised. The board stopped granting options to directors on October 28, 2003. In 2004, Mr. Curtiss exercised reload options to receive additional options with a 10-year term. The exercise prices and number of options have been adjusted to reflect stock splits of Cameco shares.

•

The value of in-the-money options is calculated as the difference between $18.41 (the 2011 year-end closing price of Cameco shares on the TSX) and the exercise price of the options, multiplied by the number of options held at December 31, 2011. Qualifying PSUs (QPSUs) refer to performance share units (PSUs) that qualify under the executive share ownership guidelines. Their value assumes the PSUs payout at 80% of target, less tax at 50%, and a share price of $18.41, the 2011 year-end closing price of Cameco shares on the TSX, and that the PSUs make up no more than 50% of the executive’s holdings.

2012 MANAGEMENT PROXY CIRCULAR	19

Meeting attendance

We believe that an active board governs more effectively, and we expect our directors to attend all board meetings, all of their respective committee meetings, and the annual meeting of shareholders. Directors can participate by teleconference if they are unable to attend in person. The table below shows the number of board and committee meetings each director attended in 2011. All but John Clappison attended the 2011 annual meeting of shareholders.

The board needs a quorum of at least a majority of directors in attendance for it to hold a meeting and transact business. The board and board committees have an opportunity to meet in camera without management present at all meetings, including those held by teleconference.

See Our expectations for directors on page 31 for more information.

Name	Independent	Board		Audit committee		Human resources and compensation committee		Nominating, corporate governance and risk committee		Reserves oversight committee		Safety, health and environment committee
Daniel Camus	yes	10 of 10	100%	3 of 3	100%	4 of 4	100%					2 of 2	100%
John Clappison	yes	15 of 16	94%	5 of 5	100%	6 of 7	86%
Joe Colvin	yes	15 of 16	94%					4 of 4	100%			4 of 4	100%
James Curtiss	yes	16 of 16	100%			7 of 7	100%	4 of 4	100%
Donald Deranger	no	16 of 16	100%							3 of 3	100%	4 of 4	100%
Tim Gitzel	no	10 of 10	100%
James Gowans	yes	15 of 16	94%					3 of 4	75%	3 of 3	100%	3 of 4	75%
Gerald Grandey	no	7 of 7	100%
Nancy Hopkins	yes	15 of 16	94%	5 of 5	100%			4 of 4	100%
Oyvind Hushovd	yes	16 of 16	100%	5 of 5	100%	7 of 7	100%			3 of 3	100%
George Ivany	Yes	7 of 7	100%	2 of 2	100%	3 of 3	100%					2 of 2	100%
Anne McLellan	yes	16 of 16	100%			7 of 7	100%	4 of 4	100%			4 of 4	100%
Neil McMillan	yes	15 of 16	94%	5 of 5	100%	4 of 4	100%			3 of 3	100%
Victor Zaleschuk	yes	15 of 16	94%	5 of 5	100%	7 of 7	100%	4 of 4	100%	3 of 3	100%	4 of 4	100%
83% of the current board are independent		Total # of meetings	16	5		7		4		3		4

Notes:

Mr. Gitzel is president and CEO of Cameco and is not a member of any board committees so they can operate independently of management.

Mr. Grandey retired as CEO of Cameco and resigned as a member of the board on June 30, 2011. He was not a member of any board committees while he was CEO.

Mr. Ivany resigned from the board on May 17, 2011, and did not stand for re-election because he was over 72, our retirement age for directors.

Mr. Zaleschuk attended 20 committee meetings in an ex-officio capacity, as chair of the board.

20    CAMECO CORPORATION

Skills and experience

A board that has a broad mix of skills and expertise can more effectively oversee the range of issues that arise with a company of our size and complexity, and make more informed decisions.

In 2009, the nominating, corporate governance and risk committee implemented a number of initiatives to enhance the board’s development, recruitment process for new directors and overall quality of the board as we advance our growth strategy. The committee carried out a comprehensive review of the board skills matrix, introduced a self-assessment for directors to complete against the new skills matrix and conducted a survey about board diversity. The committee used this information to recruit new director candidates over the past three years. You can find information about board diversity on page 22, and assessing the board and director tenure on page 35.

Skills matrix

Our skills matrix has 14 categories of skills and attributes including three that are core and that we expect of all directors — being financially literate, independent minded and a team player.

All directors complete the self-assessment every year. The table below lists the 11 categories of skills and experience that are essential for the board to effectively oversee our affairs and act as a strategic resource for Cameco, and the level of expertise the current directors indicated in their self-assessments in 2011.

Self-assessment of skills and experience	Expert	Strong working knowledge	Basic level of knowledge

Board experience Prior or current experience as a board member for a major organization with a current governance mindset, including a focus on Corporate Social Responsibility	8	4	0

Business judgment Track record of leveraging own experience and wisdom in making sound strategic and operational business decisions; demonstrates business acumen and a mindset for risk oversight	7	5	0

Financial expertise Experience as a professional accountant, CFO or CEO in financial accounting and reporting and corporate finance	3	6	3

Government relations Experience in, or a thorough understanding of, the workings of government and public policy both domestically and internationally	5	5	2

Human capital Experience in executive compensation and the oversight of significant, sustained succession planning and talent development and retention programs.	7	4	1

Industry knowledge Knowledge of the uranium/nuclear industries, market and business imperatives, international regulatory environment and stakeholder management	4	5	3

International Experience working in a major organization that carries on business in one or more international jurisdictions, preferably in countries or regions where we have or are developing operations	6	4	2

Investment banking/mergers and acquisitions Experience in the field of investment banking or in mergers and acquisitions	2	6	4

Managing/leading growth Experience driving strategic direction and leading growth of an organization, preferably including the management of multiple significant projects	7	4	1

Mining, exploration and operations Experience with a leading mining or resource company with reserves, exploration and operations expertise	4	3	5

Operational excellence Experience in a complex chemical or nuclear operating environment creating and maintaining a culture focused on safety, the environment and operational excellence	5	2	5

2012 MANAGEMENT PROXY CIRCULAR	21

Board diversity

We are subject to terms of the Investment Canada Act, the Uranium Non-Resident Ownership Policy and the Canada Business Corporations Act. These require at least two-thirds of our directors to be Canadian citizens and half to be Canadian residents.

As part of the skills review process in 2009, the nominating, corporate governance and risk committee surveyed its members, the board chair and our senior executives about board diversity.

The survey focused on ethnicity, non-Canadian residents, gender, political affiliation and age, and confirmed the importance of having:

•	at least one aboriginal director from Saskatchewan because many of our operations are based in the province

•	two directors who are US residents

•	one or two directors from Europe and/or Asia

•	at least two or three female directors

•	directors of various ages.

None of the respondents felt there was a need to seek directors who have specific political affiliations.

The survey results have given the committee and board important insights for enhancing board composition in the future. The three new non-executive directors who joined the board from 2009 to 2011 bring experience in Canadian aboriginal affairs and international experience in the mining, energy sector and nuclear industry. The new nominated director in 2012 brings experience in investment banking and mergers and acquisitions.

Continuing education and development

We expect our directors to be informed about issues affecting our business, the nuclear industry, governance, compensation disclosure and other related issues. Continuing education helps them keep abreast of industry developments and changing governance issues and requirements, and understand issues we face within the context of our business.

Directors attended a variety of internal and external conferences, seminars, courses and site tours in 2011, as set out in the table below. Highlights include:

•

the 2011 National Association of Corporate Directors (NACD) Board Leadership Conference in Washington, DC last October. The conference featured sessions with governance experts and influential political figures and was attended by approximately 800 directors from around the world. Seven of our directors attended the conference.

•

a session on compensation risk by Christina Medland of Meridian Compensation Partners (Meridian). Ms. Medland is a well-respected lawyer, frequent speaker and noted author on compensation issues. The human resources and compensation committee has since retained Meridian as its independent consultant beginning in December 2011.

2011	Topic	Presented/hosted by	Attended by

February 10	Uranium Geology	Alain Mainville Director, Mineral Resources Management Greg Leniuk Senior Resource Evaluation Geologist	John Clappison Joe Colvin James Curtiss Donald Deranger Tim Gitzel James Gowans	Gerald Grandey Nancy Hopkins Oyvind Hushovd George Ivany Anne McLellan Victor Zaleschuk

March 23	Canadian Board Diversity Council Roundtable	Canadian Board Diversity Council	Nancy Hopkins

May 9-11	Nuclear Industry Conference and Supplier Expo	Nuclear Energy Institute (NEI)	Joe Colvin	James Curtiss

May 26	Meeting of Audit Committee Chairs: Preparation of Best Practices Guidelines for CAC40 Companies	Institute of Corporate Directors (ICD)	Daniel Camus

June 22-23	Nuclear Industry Seminar	Cameco Corporation	Daniel Camus

June 27	Audit Committees and IT	Canadian Audit Committee Network	John Clappison

August 3	Mine 2011 — Review of Global Trends in the Mining Industry	John Gravelle PricewaterhouseCoopers	Daniel Camus John Clappison Joe Colvin James Curtiss Donald Deranger Tim Gitzel	James Gowans Nancy Hopkins Oyvind Hushovd Anne McLellan Neil McMillan Victor Zaleschuk

August 10-11	Goizueta Directors Institute	Emory/ Goizueta University Business School and the Institute of Nuclear Power Operations (INPO)	James Curtiss

22    CAMECO CORPORATION

2011	Topic	Presented/hosted by	Attended by

September 19	Strategic Risk Oversight Course	Directors College	Donald Deranger

September 21	Compensation Committee Executive Breakfast Briefing	Meridian	James Curtiss

September 26	Regulatory Update and Economic Outlook	Canadian Audit Committee Network	John Clappison

September 26-27

Excellence Program for Board Directors:

•   Corporate Governance and Legal Requirements in Practice

•   Recruiting and Remuneration of Board of Management and Supervisory Board Members

•   Validation of Corporate Strategy

		German Aktien Institut	Daniel Camus

September 27	Expectations of Audit Committees from Internal Audit and the Changing Roles of the Internal Auditor (presenter)	Institute of Internal Auditors	John Clappison

October 2	Board Committee Forum — Audit	NACD	John Clappison

October 2	Board Committee Forum — Compensation	NACD	James Curtiss Anne McLellan	Neil McMillan

October 2	Board Committee Forum — Nominating/Governance	NACD	James Gowans

October 2	Board Committee Forum — Risk	NACD	Daniel Camus Nancy Hopkins

October 3	Finding Balance in the Executive Compensation Debate — Keeping Shareholders Top of Mind	NACD	Daniel Camus

October 3	Performance Metrics — The Right Measures	NACD	Neil McMillan

October 3	Say-on-pay: Strategies for Compensation Committees	NACD	Daniel Camus Anne McLellan

October 3-4	Board Leadership Conference	NACD	Daniel Camus John Clappison James Curtiss James Gowans	Nancy Hopkins Anne McLellan Neil McMillan

October 6-8	Boardroom Summit	Corporate Board Member Magazine and NYSE Euronext	James Curtiss

October 20	Boards and Tax Risk (presenter)	PricewaterhouseCoopers Alumni	John Clappison

October 23-26	Uranium Conference	NEI	Joe Colvin

November 3	Enrichment in the Nuclear Fuel Cycle	Ken Seitz Senior Vice-President, Marketing and Business Development	Daniel Camus John Clappison Joe Colvin James Curtiss Donald Deranger Tim Gitzel	Nancy Hopkins Oyvind Hushovd Anne McLellan Neil McMillan Victor Zaleschuk

November 10-11	CEO Conference	INPO	Joe Colvin	James Curtiss

November 24	Boardroom Financial Essentials	ICD	Donald Deranger

December 1	Corporate Social Responsibility Presentation	Gary Merasty Vice-President, Corporate Social Responsibility	Daniel Camus John Clappison Joe Colvin James Curtiss Donald Deranger Tim Gitzel	James Gowans Nancy Hopkins Oyvind Hushovd Anne McLellan Neil McMillan Victor Zaleschuk

See Director education on page 32 for more information about our education program.

2012 MANAGEMENT PROXY CIRCULAR	23

About the auditors

The auditors fulfill a critical role, reinforcing the importance of a diligent and transparent financial reporting process that strengthens investor confidence.

KPMG LLP (KPMG), or its predecessor firms, have been our auditors since incorporation. You can vote for reappointing KPMG as our auditors until the end of the next annual meeting, or you can withhold your vote. Unless otherwise instructed, the named proxyholders will vote for reappointing KPMG. We need a simple majority of votes cast for KPMG, by person or by proxy, to approve their reappointment.

KPMG provides us with four types of services:

•

audit services — generally relate to the audit and review of annual and interim financial statements and notes, conducting the annual audits of affiliates, auditing our internal controls over financial reporting and providing other services that may be required by regulators. These may also include services for registration statements, prospectuses, reports and other documents that are filed with securities regulators, or other documents issued for securities offerings.

•

audit-related services — include advising on accounting matters, attest services not directly linked to the financial statements that are required by regulators and conducting audits of employee benefit plans.

•

tax services — relate to tax compliance and tax advice that are beyond the scope of the annual audit. These include reviewing transfer-pricing documentation and correspondence with tax authorities, preparing corporate tax returns, and advice on international tax matters, tax implications of capital market transactions and capital tax.

The table below shows the fees we paid to KPMG and its affiliates for services in 2011 and 2010.

	2011 ($)	% of total fees (%)	2010 ($)	% of total fees (%)
Audit fees
Cameco	1,773,600	61.4	1,697,700	62.6
Subsidiaries	400,700	13.9	256,200	9.5

Total audit fees	2,174,300	75.3	1,953,900	72.1

Audit-related fees
Accounting advisory	195,100	6.8	273,400	10.1
Translation services	—	—	44,500	1.7
Pensions and other	21,000	0.7	20,000	0.7

Total audit-related fees	216,100	7.5	337,900	12.5

Tax fees
Compliance	62,500	2.2	199,200	7.3
Planning and advice	433,400	15.0	219,500	8.1

Total tax fees	495,900	17.2	418,700	15.4

All other fees	—	—	—	—

Total fees	2,886,300	100.0	2,710,500	100.0

The audit committee is responsible for reviewing and approving KPMG’s audit plan, fees, performance, qualifications and independence.

24    CAMECO CORPORATION

Having a ‘say on pay’

You will have an opportunity to vote on our approach to executive compensation at the upcoming meeting. Your vote is advisory and non-binding, and will provide the board and human resources and compensation committee with important feedback.

Please take some time to read about Compensation governance starting on page 48 and Executive compensation starting on page 58. We explain our compensation philosophy, the objectives and elements of the program and the way we measure and assess performance and make compensation decisions. We also explain how and why a large portion of our executives’ compensation is linked to performance and earned over the longer term, and how we manage compensation risk.

As a shareholder you have the opportunity to vote for or against our approach to executive compensation through the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in Cameco’s management proxy circular delivered in advance of the 2012 annual meeting of shareholders.

We recommend that shareholders vote for the advisory resolution on our approach to executive compensation. Unless otherwise instructed, the named proxyholders will vote for the advisory resolution.

Ninety-two percent of shareholders voted for our approach to executive compensation in 2010 and 2011. We will disclose the results of this year’s advisory vote in our report on the 2012 annual meeting voting results.

The board believes it is important to give shareholders an effective way to provide input on our approach to executive compensation. This is the third year that shareholders will have an opportunity to participate in an advisory vote, and it is one means of achieving this objective. Because we are committed to ensuring shareholders have an effective and timely opportunity to provide input on this matter, we continue to evaluate the most effective means of achieving this objective. As a result, following this year’s vote, we will again examine the level of interest and nature of the comments received from shareholders, as well as evolving best practices by other companies, and continue to consider what might be the optimum frequency and approach for shareholders to provide their input on our approach to executive compensation.

Use the survey on our website (cameco.com/investorsurvey) to provide feedback on our executive compensation practices and the frequency of this advisory vote, or see Communicating with the board on page 29. Shareholders can also write directly to the chair of the board or the chair of the human resources and compensation committee with their views on our executive compensation.

2012 MANAGEMENT PROXY CIRCULAR	25

Governance at Cameco

We recognize the importance of sound governance and firmly believe it is the foundation for strong corporate performance.

This section tells you about three key elements of governance at Cameco: our shareholder commitment, our governance principles, and our board and how it operates.

Our shareholder commitment		27
•	Separate chair and CEO positions	27
•	Shareholder engagement	27

Governance principles		27
•	Policies	27
•	Standards and practices	29
•	Communicating with the board	29

About the board		30
•	Independence	30
•	Our expectations for directors	31
•	Role of the board	33
•	Assessment and tenure	35
•	Board committees	37

26    CAMECO CORPORATION

Our shareholder commitment

We believe in strong stewardship, and are committed to delivering strong returns and increasing the value of Cameco to benefit all shareholders.

Separate chair and CEO positions

Maintaining separate chair and CEO positions allows the board to be more effective in overseeing our affairs and holding management accountable for the company’s activities.

A non-executive chair provides the board with stronger leadership, fosters more effective discussion and decision-making and avoids conflicts of interest. It also reflects good governance. We have had an independent, non-executive chair of the board since 2003. In 2011, on the recommendation of our nominating, corporate governance and risk committee, our board adopted a renewed position description for the chair of the board (cameco.com/responsibility/governance/chairs_role) that explains more fully the appointment, term and responsibilities of the position. See Independent chair on page 30 for more information.

The chair and the CEO are appointed by the board.

Shareholder engagement

We are committed to communicating openly with shareholders and other key stakeholders. This includes having open and constructive dialogue on governance and disclosure matters that are in the public domain.

While contact with shareholders is mainly through our corporate office and the investor, corporate and government relations (IR) department, board members meet from time to time with significant shareholders, governance organizations and other shareholder groups on request. The board believes these discussions lead to a better understanding of governance and other issues and the board’s decisions.

The board adopted a shareholder engagement statement in 2010 to establish engagement practices based on shareholders’ needs and evolving governance practices. Shareholders, employees and others can contact the chair of the board, the committee chairs or the independent directors as a group directly (see Communicating with the board on page 29). You can read our shareholder engagement statement in our governance guidelines as well as other governance and company information on our website (cameco.com/responsibility/governance/practices).

Advisory vote

Shareholders had an opportunity to participate in our advisory vote on our approach to executive compensation in 2010 and 2011, and 92% of our shareholders voted for our approach to executive compensation both years. We will have another ‘say on pay’ advisory vote at our 2012 annual meeting of shareholders (see page 25).

Shareholders can also use the survey on our website (cameco.com/investorsurvey) to provide feedback on our executive compensation practices.

Governance principles

Policies

Code of conduct and ethics

Our directors, officers and employees are all held to the same standard of conduct.

The board expects everyone to act with honesty, integrity and impartiality, to earn and maintain the trust of our shareholders, other stakeholders, customers and communities where we operate. This means complying with the code of conduct and ethics in all of our activities. We revised the code in 2010 to reinforce our standards of integrity and ethical conduct and to make the code more user friendly.

The code contains principles and guidelines for ethical behaviour, and describes the governance and corporate culture we expect at Cameco by covering the following key areas:

•	financial reporting and accountability

•	confidentiality

•	conflicts of interest

•	complying with the laws, rules and regulations that apply to us (including safety, health, environmental, import, export, securities disclosure and insider trading laws)

•	corporate opportunities.

•	identifying and preventing fraud

•	reporting illegal or unethical behaviour

2012 MANAGEMENT PROXY CIRCULAR	27

•	reporting violations or breaches of the code.

Complying with the code means that:

•

employees and directors must report any actual, potential or perceived conflicts of interest to the corporate secretary, who brings all reports involving an employee to the attention of management’s conflicts review committee, and to the nominating, corporate governance and risk committee if it involves a director.

•	directors must excuse themselves from any discussions or decisions where their business or personal interests would create a conflict of interest.

We have had an ethics (whistleblower) hotline since 2006 that allows employees to report confidentially and anonymously, online or by phone, any concerns about inappropriate business conduct.

All new employees must read the code when they are hired and sign an acknowledgement confirming that they will follow the code. They must also confirm that they do not have any conflicts of interest or disclose any conflicts they do have. Directors and employees who have supervisory responsibilities or work in the supply chain management, exploration and human resources departments must review the code every year and sign a certificate of compliance. Any issues arising from these reports are brought to the attention of management’s conflict review committee for employees, the audit committee for employees who are insiders, and the nominating, corporate governance and risk committee for directors.

You can find a copy of the code on our website (cameco.com/responsibility/governance/ethics), or by writing to our corporate secretary at Cameco, at 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3.

Disclosure policy

We are committed to communicating openly and in a timely way with shareholders, employees and the public, and providing complete, accurate and balanced disclosure in our documents. We describe this commitment and our policy for disseminating material information in our disclosure policy, which is available on our website (cameco.com/responsibility/governance/policies_initiatives/corporate_disclosure).

Our disclosure committee includes members of senior management and is responsible for:

•	reviewing all news releases and public filings containing material information prior to their release

•

evaluating the design and effectiveness of our disclosure controls and procedures to make sure they continue to provide reasonable assurance that information is gathered promptly and accurately, so we can make decisions about appropriate public disclosure that complies with legal requirements

•	recommending any appropriate changes to our disclosure controls and procedures to the audit committee for approval.

Each board committee reviews the material public disclosure relevant to its mandate before the board considers them for approval. The audit committee is responsible for reviewing the annual and interim financial statements and management’s discussion and analysis (MD&A), and then recommending them to the board for approval. The safety, health and environment committee reviews the sustainable development report before it is published. The human resources and compensation committee and the nominating, corporate governance and risk committee review this management proxy circular and recommend it to the board for approval.

The board also reviews and approves the following documents, which are filed publicly:

•	prospectuses

•	annual information forms

•	US Form 40-F filings

•	other disclosure documents that must be approved by the directors according to securities laws, securities regulations or stock exchange rules.

The audit committee receives regular updates from the disclosure committee, and is responsible for reviewing our disclosure controls and procedures once a year and recommending any changes to the board for approval.

Our website (cameco.com) has information for shareholders, investment analysts, the media and the public. The CEO and other officers meet regularly with investment analysts and institutional investors. Our investor, corporate and government relations (IR) department provides information to current and prospective shareholders and responds to any questions or concerns they may have.

You can reach the IR department by:

phone:	306.956.6340
fax:	306.956.6318
e-mail:	complete the e-mail form under the Contact section of our website.

28    CAMECO CORPORATION

Standards and practices

We are a public company and our shares trade on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). We must therefore meet various corporate governance guidelines and requirements in Canada and the United States.

Standards

We are subject to the corporate governance standards that apply to Canadian companies listed on the TSX, the requirements of the Sarbanes-Oxley Act of 2002 (SOx) and the NYSE corporate governance standards that apply to us as a foreign private issuer registered with the Securities and Exchange Commission (SEC) in the US.

Practices

We comply with most of the NYSE corporate governance standards that apply to US issuers. We typically follow the NYSE director independence standards, however in certain cases, we may determine that a director who does not meet those standards is independent as long as the Canadian director independence standards are satisfied. All of our independent directors currently meet the independence criteria under the NYSE governance standards.

NYSE corporate governance standards require shareholders to approve all equity compensation plans and any material revisions to the plans, whether or not the securities issued under the plans are newly issued or purchased on the open market, subject to a few limited exceptions. We adhere to the TSX rules, which require shareholders to approve equity compensation plans only if they involve newly issued securities. In addition, under the TSX rules, shareholders must approve the following:

•	if the plan does not set a fixed maximum number of securities that can be issued, shareholders have to approve the plan every three years

•	if the plan has an amendment procedure, shareholders only have to approve the following kinds of amendments:

•	reducing the exercise price or extending the term of options held by insiders

•	removing an insider participation limit or an amendment which results in an insider participation limit being exceeded

•	increasing the fixed maximum number of securities to be issued under the plan

•	changing the amendment procedure or when the plan requires the amendment to receive shareholder approval.

Communicating with the board

Shareholders, employees or other interested parties can contact the chair of the board, or the independent directors as a group by writing to them at our corporate office. These envelopes will be delivered unopened.

Send the sealed envelope to: Cameco Corporation 2121-11th Street West Saskatoon, SK S7M 1J3	Please mark it: Private and strictly confidential Attention — Chair of the board of directors

If you want to contact the chair of either the audit committee or the human resources and compensation committee, send your sealed envelope to the same address.	Please mark it: Private and strictly confidential Attention — Chair of the audit committee, or Chair of the human resources and compensation committee

2012 MANAGEMENT PROXY CIRCULAR	29

About the board

The board of directors is responsible for overseeing management and Cameco’s business affairs. Its goal is to ensure we continue to operate as a successful business, optimizing financial returns to increase our value over time while effectively managing the risks we face in our business.

Our board works within a climate of respect, trust and candor, fostering a culture of open dialogue. It fulfills its duties by:

•	maintaining a governance framework that establishes broad areas of responsibility and includes appropriate checks and balances for effective decision-making and approvals

•	making decisions that set the tone, character and strategic direction for Cameco and approving the vision, mission, value statements and enterprise level policies developed by management

•

regularly monitoring management’s effectiveness, including its leadership, recommendations, decisions and execution of strategies to ensure that the CEO and senior management carry out their responsibilities.

The board has delegated the day-to-day responsibility for corporate governance to the nominating, corporate governance and risk committee. The committee is responsible for defining our approach to corporate governance issues (including reviewing our corporate governance guidelines every year and recommending any changes to the board).

The board reviews our corporate governance framework and practices and revises them as regulations change, and as industry and shareholder expectations and corporate best practices continue to evolve.

You can find more information about our corporate governance practices on our website (cameco.com/responsibility/governance/practices), or by writing to our corporate secretary.

Independence

We define any director who does not have a direct or indirect material relationship with us as independent. A relationship is material when it could reasonably interfere with a director’s ability to make independent decisions, regardless of any other association he or she may have.

The board believes that at least a substantial majority of our directors must be independent, and that the audit committee, human resources and compensation committee and the nominating, corporate governance and risk committee must be 100% independent.

Directors must give the nominating, corporate governance and risk committee information about their business and other relationships with us (including our affiliates) and with senior management (and their affiliates). They must also advise the committee if there are any material changes to their circumstances or relationships that could affect the board’s assessment of their independence.

The board is responsible for determining whether or not each director is independent. It uses criteria that meet the standards of the Canadian Securities Administrators as set out in Multilateral Instrument 52-110 – Audit Committees, National Policy 58-201 – Corporate Governance Guidelines and the NYSE corporate governance standards.

We last reviewed and updated our criteria for director independence in 2011 (see Appendix B for more information).

Assessing independence

The board has reviewed each nominated director and decided that only Tim Gitzel and Donald Deranger are not independent. Mr. Gitzel is our president and CEO, and Mr. Deranger is president of Points Athabasca Contracting Limited Partnership (Points Athabasca). In 2011, we paid Points Athabasca $63 million for construction and contracting services. Mr. Deranger is a Vice-Chief of the Prince Albert Grand Council representing the Athabasca Basin where our significant Saskatchewan operations are located. Mr. Deranger brings a valuable mix of skills and experience to the board, as a business and aboriginal leader in northern Saskatchewan with direct experience in employee training, economic development and uranium mining.

Independent chair

The board appoints a non-executive, independent director as its chair to help it function independently of management. Victor Zaleschuk has served as the chair of our board since 2003.

The chair is responsible for the following duties and responsibilities, among other things:

•	leading, managing and organizing the board consistent with our approach to corporate governance

•	encouraging high performance and commitment of all directors

•	presiding as the chair at all board meetings and meetings of our shareholders

•	ensuring the board has a strategic focus and represents Cameco’s best interests

•	helping to set the tone and culture of Cameco

30    CAMECO CORPORATION

•	ensuring the board adopts and complies with procedures so it can carry out its work effectively, efficiently and independently of management

•	ensuring all board matters receive enough time to be properly addressed and brought to resolution as required

•	ensuring that any matters delegated to the board committees are carried out by them

•	acting as the liaison between the board and the CEO, and providing advice, counsel and mentorship to the CEO

•	meeting with shareholders and other stakeholders as a representative of Cameco if requested by the CEO

•	participating in the recruitment and orientation of new directors

•	ensuring that the board has timely and relevant information and access to other resources to adequately support its work.

The board reviewed and renewed the position description for the chair in 2011, on the recommendation of the nominating, corporate governance and risk committee. You can access a copy on our website (cameco.com/responsibility/governance/chairs_role) or by writing to our corporate secretary.

Our expectations for directors

We expect each member of the board to act honestly and in good faith, and to exercise business judgment that is in the best interests of Cameco overall.

Each director is expected to:

•	comply with our code of conduct and ethics, including conflict of interest disclosure requirements. See Governance principles on page 27 for more information about the code.

•

develop an understanding of our strategy, business environment and operations, the markets we operate in and our financial position and performance. See Measuring performance starting on page 70 for a discussion of our corporate performance.

•	diligently prepare for each board and committee meeting by reviewing all of the meeting materials

•	actively and constructively participate in each meeting, and seek clarification from management and outside advisors when necessary to fully understand the issues

•	participate in continuing education programs, as appropriate

•	participate in the board, committee and director self-assessment process.

We also expect each director to attend all board meetings and all of their committee meetings and the annual meeting of shareholders. Directors can participate by teleconference if they are unable to attend a board or committee meeting in person.

See Meeting attendance on page 20 for the number of board and committee meetings held in 2011 and the director attendance record.

In camera sessions

The board and board committees meet in camera without management present at all meetings, including those held by teleconference. The board held one in camera session for only independent directors in 2011.

Director experience

Our board represents a cross-section of business and industry experience we believe is critical for effective oversight and to support our future growth. See page 21 for information about the skills and experience we believe are critical for serving on our board, and the skills matrix we use to assess board composition and recruit new directors.

When a director’s principal occupation or business association changes substantially from when he or she was first elected or appointed to the board, the director must approach the chair of the board immediately and offer to resign. The nominating, corporate governance and risk committee will consider the change in circumstance and recommend whether the board should accept or reject the resignation.

Serving on other boards

Our directors do not serve on the boards of competitor firms, nor can they join organizations or groups that may have adverse interests, unless they have our board’s permission.

In 2006, we started limiting the number of boards our directors can serve on because of the increasing demands on directors of public companies. A director who is an active CEO can serve on the boards of up to three other public companies, including the company he or she is a CEO of. Other directors can serve on the boards of up to four other public companies.

A director can temporarily exceed the limit by one public company if he or she has declared an intention to resign from, or not stand for re-election to, at least one other board as of that company’s next annual general meeting. We expect directors to advise the chair of the board and chair of the nominating, corporate governance and risk committee if they are considering accepting a directorship with another public company.

2012 MANAGEMENT PROXY CIRCULAR	31

The Director profiles starting on page 9 list the other public company directorships held by each nominated director.

Director education

Director education is important for helping directors maintain skills, gain insights and increase their understanding of our operations and issues affecting our business and governance practices. We offer an orientation program for new directors, and a continuing education program for all directors.

Orientation for new directors

Our orientation session helps familiarize new directors with the uranium and nuclear industries, Cameco and what we expect of our board and committee members. New directors also receive orientation on the board committees they are assigned to. Directors meet senior management through presentations and informal social gatherings.

All new directors also receive an educational manual that covers a wide range of topics including:

•	information on our corporate and organizational structure

•	background information on the company and the uranium and nuclear industries

•	recent regulatory filings

•	financial information

•	governance documents

•	important policies.

Continuing education

Our continuing education program has three components:

•	receiving management presentations at board and committee meetings

•	visiting a facility we operate or other nuclear facility each year

•	attending external conferences and seminars.

Management makes presentations to the board and committees:

•	when they are making key business decisions

•	during strategic planning meetings

•	on topical issues from time to time

•	in response to requests from directors.

Directors visit facilities we operate or other nuclear facilities to enhance their understanding of our operations and the nuclear industry.

Committees also have specific education initiatives. New members receive copies of minutes for the four most recent committee meetings and a copy of the committee’s mandate. The new member also meets with key management representatives for the committee to discuss recent accomplishments, concerns or issues. The audit committee also has an ongoing education program for its members. The other committees receive education on relevant matters that are identified by the committee, committee chair, corporate secretary or management.

Directors also identify educational needs through the board and committee process and the self-assessment surveys. As a result, the corporate secretary may arrange internal presentations for the board after consulting with the board or committee chairs.

We encourage directors to attend external conferences, seminars or courses at our expense. They can be on any subject related to their role on our board or board committees, or deemed important for enhancing their knowledge of an industry relevant to us. Our corporate secretary notifies the directors of pertinent conferences, seminars and other educational opportunities to see if they are interested in attending them.

See Continuing education and development on page 22 for our program in 2011.

32    CAMECO CORPORATION

Role of the board

The company articles require our board to have at least three directors and no more than 15. This year the board has decided that 13 directors are to be elected at our upcoming annual meeting.

Mandate and scope

The board has a formal mandate (see Appendix B) that lists its specific duties and responsibilities including, among others:

•	selecting, evaluating and, if necessary, terminating the CEO

•	assessing the integrity of the executive officers and ensuring there is a culture of integrity throughout Cameco

•	succession planning and monitoring the performance and compensation of senior management

•	adopting an annual strategic planning process that includes approving the strategic plans and monitoring our performance against those plans

•	approving policies and procedures to manage risks for Cameco and overseeing management’s mitigation of the material risks

•	overseeing the integrity of our internal control and management information systems

•	making decisions about material corporate matters, including those that require director approval by law or regulations.

The board mandate was updated in May 2011 and its Appendix A (Definition of independent director and related definitions) was updated in September 2011.

The board also has five standing committees, and each committee has a mandate that lists the responsibilities and duties of both the committee and the chair. See Board committees on page 37 for more information.

Overseeing the CEO

The CEO is appointed by the board and is responsible for managing Cameco’s affairs. His key responsibilities involve articulating the vision for the company, focusing on creating value for shareholders, and developing and implementing a strategic plan that is consistent with the corporate vision.

Our annual objectives become the CEO’s mandate from year to year, and they include specific, quantifiable goals. The human resources and compensation committee reviews the CEO’s annual objectives and recommends them to the board for approval.

The CEO is accountable to the board and board committees, and the board conducts a formal review of his performance every year. The board has established clear limits of authority for the CEO, which are described in our delegation of financial authority policy (last updated by the board in 2009).

The policy states, among other things, that the board must approve a number of decisions, including any that involve:

•	operating expenditures that exceed the total operating budget by more than 10%

•	unbudgeted project expenditures over $10 million per transaction, or over $50 million in total per year

•	cost overruns on budgeted project expenditures that are more than $15 million per transaction, or over $50 million in total per year

•	any acquisition or disposition of assets over $10 million per transaction, or over $50 million in total per year.

The board adopted a position description for the CEO, which is reviewed from time to time. You can find a copy on our website (cameco.com/responsibility/governance/ceos_role) or by writing to our corporate secretary.

Decision-making

The board strives to make all decisions in the best interests of Cameco.

It engages in lively debate on items of business and considers the interests of our shareholders, debt holders, customers, employees, communities where we operate, the environment, governments, regulators and the general public when making decisions.

Strategic planning

The board works with management to develop our strategic direction.

Our strategic planning process has four main elements:

•	developing a 10-year strategic plan

•	setting annual corporate objectives

•	establishing annual budgets and two-year financial plans

•	reviewing the strategic plan annually and revising it based on our progress.

Management is responsible for preparing information on these four areas and presenting it to the board for discussion and approval.

2012 MANAGEMENT PROXY CIRCULAR	33

The board is actively involved in the strategic planning process and holds three strategic planning sessions with management every year: a three-day session in August for more in depth discussion and analysis and a follow-up half-day session in December and May. Management and the board discuss the main risks facing our business, strategic issues, competitive developments and corporate opportunities.

While these special meetings focus on strategic planning, management also presents strategic issues to the board throughout the year based on the business climate and other developments. The CEO also updates the board on execution of our corporate strategy at every regularly scheduled board meeting. From time to time, the board also raises various issues and topics for discussion as part of the overall process.

Risk oversight

Management, the board and board committees have been devoting more time over the last several years to the way we identify, manage, report and mitigate risk.

Risk can take different forms, and a new risk management policy and process implemented in 2011 are improving the way we identify and manage risks across the organization.

We use a broad based, systematic approach to identifying, assessing, reporting and managing the significant risks we face in our business and operations. We follow defined principles to help us identify and mitigate uncertainties that can have a negative effect on our business activities and ability to achieve our corporate objectives or strategic plan, and the board works with management to ensure our enterprise risk management system is robust.

We identify risk using six different categories:

• financial • human capital • infrastructure and security	• operational • social, governance and compliance • strategic

Risks are managed in three tiers based on their severity or level of risk, with risks in the top tier assigned to the board or board committees for ongoing oversight.

Employees “own” the risks as part of our risk management process, and are responsible for developing and implementing controls, including those being planned, and for any risk assessments and work that are under way to mitigate risk.

Risk owners report quarterly to the management committee to review our progress in managing these risks and identify any emerging risks. We incorporate the risks into the strategic planning and budgeting process as part of our management discipline.

Management reports quarterly on our enterprise risk management to the nominating, corporate governance and risk committee, and reports risks to the relevant committees and board quarterly, and provides an annual risk management report to the board.

The table below shows how the board and its standing committees monitor risk across the organization:

Board of directors	Committee areas of responsibility

Overall responsibility for risk oversight at Cameco and specific responsibility for strategic business risks	Audit committee Monitors financial risks, like hedging

Human resources and compensation committee Oversees compensation risk, talent management risk and succession risk

Nominating, corporate governance and risk committee Oversees governance and ensures we have a robust risk management process in place

Reserves oversight committee Oversees the estimating of our mineral reserves and business-related operational risks

Safety, health and environment committee Reviews the policies and systems related to safety, health and environmental risks and oversees related operational risks

The human resources and compensation committee also engaged an external consultant in 2011 to conduct an independent assessment of how risk is addressed in our compensation program and practices. You can find more information about the assessment and how we manage compensation risk on page 48.

You can read more about the board committees starting on page 37.

34    CAMECO CORPORATION

Internal controls

The board and board committees are responsible for monitoring the integrity of our internal controls and management information systems.

The audit committee is responsible for overseeing the internal controls, including controls over accounting and financial reporting systems. The chief internal auditor reports directly to the chair of the audit committee and provides quarterly reports to the committee, while the CFO makes quarterly presentations on our financial results and forecasts to the audit committee and board. You can find more information about the committee’s activities starting on page 38.

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting to provide reasonable assurance that public reporting of our financial information is reliable and accurate, our transactions are appropriately accounted for, and that Cameco’s assets are adequately safeguarded. Management evaluated the effectiveness of our system of internal control over financial reporting and concluded that the system was effective in providing reasonable assurance as at December 31, 2011.

Succession planning

The board is actively involved in succession planning to ensure we have an orderly succession of senior management and a plan for developing strong leadership, nurturing talent and retaining key people for our long-term success.

Our leadership development program focuses on building leadership competencies throughout Cameco and preparing certain senior level employees to take on executive positions in the future.

Our new senior management team was assembled internally and is the result of an effective development program and orderly succession plan.

The human resources and compensation committee reviews the succession plan for our entire executive team twice a year. The audit committee is responsible for reviewing the succession plan for the CFO and controller, and making recommendations to the human resources and compensation committee.

The board reviews the succession plan annually, and approves any changes to senior management. See Human resources and compensation committee on page 40 for more information.

Assessment and tenure

The nominating, corporate governance and risk committee established a formal process to assess the performance and effectiveness of the board, the committees and the individual directors.

The committee alternates between a shorter survey one year, and a comprehensive set of surveys the following year. The committee uses the results to assess the board overall, composition of the committees and meeting effectiveness, and to make the most of a director’s expertise as well as identify gaps in skills and experience.

Year 1 Comprehensive set of surveys		Year 2 Shorter survey
Board survey • completed by all directors	• nominating, corporate governance and risk committee analyses results and prepares a summary report for the board • corporate secretary tracks the resulting action items	Board and committee survey • completed by all directors

•   about the board, committees, board chair, committee chairs and CEO

•   chair of nominating, corporate governance and risk committee reviews the results and presents them to the committee

•   also prepares a summary report for the board

•   corporate secretary tracks the resulting action items

Director self-evaluation • completed by all directors	• chair of the nominating, corporate governance and risk committee analyses results and discusses them with individual directors during their personal interviews	Director self-evaluation • completed by all directors	• chair of the nominating, corporate governance and risk committee analyses results and discusses them with individual directors during their personal interviews

Board chair evaluation • completed by all directors	• chair of the nominating, corporate governance and risk committee reviews the results and presents the results to the board chair • also prepares a summary report for the committee and the board	Board chair evaluation • completed by all directors	• chair of the nominating, corporate governance and risk committee reviews the results and presents the results to the board chair • also prepares a summary report for the committee and the board

2012 MANAGEMENT PROXY CIRCULAR	35

Committee surveys • completed by members of each committee	• each committee chair analyses the results and prepares a summary report for the committee and reports to the board • corporate secretary tracks the resulting action items	Audit committee survey • completed by members of the audit committee	• chair of the audit committee analyses the results and prepares a summary report for the committee and reports to the board • corporate secretary tracks the resulting action items

Surveys of committee chairs • completed by members of each committee	• board chair reviews the results and discusses the issues raised with each committee chair	Survey of the audit committee chair • completed by members of the audit committee	• board chair reviews the results and discusses the issues raised with the audit committee chair

Each director completes a survey of his or her own skills, performance and relevant experience. The committee chair also conducts annual one-on-one interviews so directors can have a candid discussion about their own performance, any matters relating to the performance of their peers, or other aspects of the functioning of the board.

The nominating, corporate governance and risk committee reviews the interview and survey results, and decides whether to recommend any changes to the composition of the board or committees, structure or processes or other changes to enhance board performance, and submits them to the board for approval.

Following the survey in 2010, the nominating, corporate governance and risk committee reviewed in 2011 the succession plan for the board chair, updated the position description and also adopted an approach to succession planning based on a planned retirement or unexpected departure. The board and all of the committees completed the comprehensive set of surveys in 2011 and the results confirmed that the board and committees are performing well overall.

Director tenure

The board does not believe in limiting the time a director can serve. While term limits can help ensure the board gains a fresh perspective, imposing this restriction means the board would lose the increasing contributions of longer serving directors who have developed a deeper knowledge and understanding of the company over time. The board does not believe that long tenure impairs a director’s ability to act independently of management.

The board has adopted a policy requiring directors to retire when they reach 72 years of age to encourage board renewal. It can, however, extend the retirement age for an individual director, and reviews any exceptions once a year.

The CEO typically resigns from the board when he retires from Cameco, as did Mr. Grandey when he retired from Cameco on June 30, 2011.

Recruiting new directors

The nominating, corporate governance and risk committee identifies potential director candidates based on their skills, experience, character, integrity, judgment, record of achievement, diversity and any other qualities or qualifications that would enhance the board’s decision-making process and overall oversight of Cameco’s business and affairs.

This is an ongoing process based on the development of the board and its overall mix of skills and experience, and Cameco’s business needs. The committee examines the list of candidates when it is filling a vacancy on the board, and can also engage an external search firm to supplement the process as it did in 2009 and 2010 (see About the nominated directors starting on page 8 for more information).

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Board committees

The board carries out its responsibilities directly and through its committees, which make recommendations to the board for approval.

The board has five standing committees:

•	audit

•	human resources and compensation

•	nominating, corporate governance and risk

•	reserves oversight

•	safety, health and environment.

The audit, human resources and compensation, and nominating, corporate governance and risk committees are independent. This means each committee member is independent according to the board’s independence criteria and the terms of the Canadian Securities Administrators’ Multilateral Instrument 52-110 – Audit Committees and National Policy 58-201 – Corporate Governance Guidelines.

The nominating, corporate governance and risk committee recommends the composition of each committee and committee chair to the board for their review and approval.

Each committee has a mandate that outlines the responsibilities and duties of the committee and the chair. Each committee chair is responsible for determining the meeting agenda, how often the committee will meet, the conduct of each meeting, and chairing the meetings of their respective committees. The committees set aside time at each meeting to meet in camera without management present.

The board and committees review their mandates every year and update them as needed. See Appendix B for the board mandate. You can also access the board and committee mandates on our website (cameco.com/responsibility/governance/board_committees) or request copies from our corporate secretary.

The committee reports, which start on the next page, include the membership of each committee and the key activities in 2011. Committee memberships may change once the new board is elected. The board chair is a regular member of the reserves oversight committee and an ex-officio member of the other four committees.

Access to management and outside advisors

The board and board committees can invite any member of management, outside advisor or other person to attend their meetings.

Committees can engage outside advisors to assist in carrying out their duties, as authorized by their mandates. Individual directors can also engage outside advisors, as long as it is approved in advance by the nominating, corporate governance and risk committee.

2012 MANAGEMENT PROXY CIRCULAR	37

Audit committee

The audit committee has five members:

• John Clappison (chair, financial expert) • Daniel Camus • Nancy Hopkins • Oyvind Hushovd • Neil McMillan	Victor Zaleschuk, chair of the board, also attends committee meetings in an ex-officio capacity.

All members of our audit committee meet the regulatory requirements to be independent and financially literate. Mr. Clappison is the audit committee’s financial expert because he has accounting or related financial expertise, and meets the necessary requirements.

According to the committee mandate and the NYSE corporate governance standards, members of the audit committee must receive the board’s approval if they sit on the audit committees of more than three other public companies. Mr. Clappison and Mr. Camus serve on the board and audit committee of four public companies, including Cameco and have received the board’s approval. The board believes it benefits from the experience and knowledge both directors gain from being on the audit committees of other public companies, and has determined that this service does not impair the ability of either of them to serve on our audit committee.

The committee is responsible for assisting the board in overseeing:

•	the quality and integrity of our financial reporting

•	the quality and integrity and performance of our internal control systems for finance and accounting, our internal audit function and our disclosure controls

•	the annual audit plan, fees, quality, performance and independence of our external auditors

•	our compliance with certain laws and regulations, our code of conduct and ethics and our international business conduct policy.

Financial reporting

The committee is responsible for reviewing the following items and recommending them to the board for approval:

•	annual audited financial statements and MD&A

•	quarterly financial statements and MD&A

•	accounting and financial reporting process.

It also reviews quarterly press releases.

Internal control systems

The committee receives reports every year on:

•	our disclosure controls and procedures

•	our internal controls over financial reporting

•	the process for the CEO and CFO to certify that our quarterly and annual securities filings are accurate.

It oversees the internal audit function and the chief internal auditor reports directly to the chair of the audit committee.

External auditors

KPMG are our current auditors. From time to time, KPMG and or its affiliates also provide us and our subsidiaries or joint ventures with other professional services. See About the auditors starting on page 24 for more information.

The committee is responsible for reviewing and approving KPMG’s performance, fees, qualifications, independence and audit of our financial statements.

Approving services

The committee must pre-approve all services the external auditors will provide to make sure they remain independent. Any service that is not generally pre-approved must be approved first by the audit committee, or by the committee chair or board chair as long as the approved service is reported to the full audit committee at its next meeting.

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Compliance

The audit committee is responsible for:

•

overseeing compliance with the laws and regulations that apply to us other than environment and safety compliance (which are the responsibility of the safety, health and environment committee) and human resources and compensation compliance (which are the responsibility of the human resources and compensation committee)

•	monitoring employees’ compliance with the code of conduct and ethics and the international business conduct policy

•	overseeing certain financial risks as delegated by the board.

It also makes recommendations to the board on the above matters, and is responsible for reviewing the succession plan for the CFO and controller and making any related recommendations to the human resources and compensation committee.

Key activities in 2011

The committee carried out the following activities as part of its 2011 work plan:

•	reviewed and recommended for board approval the 2010 annual audited financial statements and the annual MD&A and reconciliation to US GAAP

•	reviewed and recommended for board approval the 2011 interim financial statements and MD&A

•	received internal audit reports, and approved the internal auditor mandate and 2012 internal audit plan

•	oversaw the implementation of financial reporting in accordance with International Financial Reporting Standards (IFRS) beginning with the 2011 first quarter report

•	reviewed the external auditors’ qualifications and independence, and approved the 2012 external audit plan and audit fees

•	received regular reports on financial risk

•	reviewed 2011 year-end audit issues

•	received reports on compliance with laws and regulations and ongoing compliance activities, including the code of ethics and international business conduct policy

•	received regular reports by the disclosure committee

•	reviewed disclosure controls and procedures and management’s assessment of internal controls

•	received the reserves oversight committee’s report on annual reserves and resources

•	reviewed related party transactions and political and charitable donations

•	reviewed the CEO’s expenses

•	reviewed the committee’s self-assessment and its performance against the mandate for the prior year

•	recommended the appointment of the external auditors.

The audit committee met five times in 2011. It met in camera without management present at every meeting, and also separately with the internal auditor and external auditors at every meeting.

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Human resources and compensation committee

The human resources and compensation committee has six members:

• James Curtiss (chair) • Daniel Camus • John Clappison • Oyvind Hushovd • Anne McLellan • Neil McMillan	Victor Zaleschuk, chair of the board, also attends committee meetings in an ex-officio capacity.

The committee is responsible for assisting the board in overseeing:

•	human resource policies

•	executive compensation

•	succession planning

•	our pension plans

•	director compensation.

Executive compensation

The committee is responsible for:

•	consulting with management to develop our general philosophy on compensation

•	reviewing and recommending to the board for approval all compensation policies and programs for our executives (vice-presidents and above) including:

•	the corporate goals and objectives relating to the compensation for the president and CEO and senior vice-presidents

•	evaluating the CEO’s performance against those goals and objectives

•	the CEO’s compensation based on the committee’s evaluation

•	the compensation for our senior vice-presidents based on the CEO’s evaluations

•	employment contracts with executive officers

•	overseeing the development and implementation of compensation programs, including incentive and equity-based compensation plans.

The committee believes in the fundamental importance of aligning the interests of executives and shareholders and paying for performance, and is responsible for reviewing all executive and director compensation disclosure before we publicly disclose it. Our Compensation discussion and analysis explains our philosophy and objectives, policies and guidelines, the different compensation components, what we base executive compensation on and how we evaluate performance and approve compensation. This report was prepared by management, and reviewed and approved by the human resources and compensation committee.

The committee retained Hugessen Consulting Inc. (Hugessen) as its primary independent compensation consultant in 2011. In December 2011, the committee retained Meridian as its primary independent compensation consultant replacing Hugessen. Neither company performed any services for management in 2011.

See page 48 for information about how we manage compensation risk.

Share ownership

The committee is also responsible for reviewing our director and executive share ownership guidelines so they continue to meet our needs and evolving governance practices. This includes reviewing the levels of ownership, valuing our shares, considering PSUs for meeting the ownership requirements and reviewing the grace period. We discuss share ownership in more detail on page 52 for directors and page 67 for executives.

Succession planning

Succession planning is critical to any organization. The committee is actively involved in succession planning to ensure we have an orderly succession of senior management, and a plan for developing strong leadership, nurturing talent and retaining key people for our long-term success.

The committee is responsible for:

•

reviewing our executive talent pool and the succession plan twice a year. The audit committee is also responsible for reviewing the succession plan for the CFO and controller, and making related recommendations to the human resources and compensation committee.

•	ensuring the succession plan is presented to the board each year.

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The committee ensures there are opportunities for directors to get to know employees who have been identified as potential executives. Directors meet them through presentations to the board and committees and at company functions where they can interact with them informally.

On June 30, 2011, Gerald Grandey retired as CEO and a member of our board and Kim Goheen retired as senior vice-president and chief financial officer on July 14, 2011.

The following executive appointments were all part of an orderly succession plan that builds on the knowledge and depth of senior talent developed within Cameco:

•	Tim Gitzel, who was appointed president in May 2010 after joining Cameco in 2007, became president and CEO on July 1, 2011

•	Grant Isaac, who joined Cameco in 2009 as senior vice-president, corporate services, succeeded Mr. Goheen as senior vice-president and CFO on July 15, 2011

•	Ken Seitz, who has been with Cameco since 2004, became senior vice-president, marketing and business development on January 1, 2011, replacing George Assie, who retired on December 31, 2010

•

on July 15, 2011, Alice Wong became the new senior vice-president, corporate services, succeeding Mr. Isaac. Ms. Wong, who has been with Cameco since 1987, was previously vice-president, safety, health, environment and quality and vice-president, investor, corporate and government relations.

Pension plan governance

While the board has overall responsibility and accountability for our pension plans, it has delegated certain responsibilities to the human resources and compensation committee and management’s pension investment committee.

The human resources and compensation committee is responsible for overseeing management’s supervision of our pension plans as well as:

•	making recommendations to the board on plan design and policy after receiving advice from management

•	providing a high level review of the performance of the investment options

•	making recommendations on the investment managers when necessary, after receiving advice from management

•	receiving reports from management’s pension investment committee and the finance, human resources and legal departments from time to time on these matters.

It receives reports from management’s pension investment committee at least twice a year and ensures the board receives a pension plan report at least once a year.

The pension investment committee is responsible for selecting and monitoring the performance of the investment managers, monitoring the performance of the investment options under the plan and providing guidance to management on administrative matters. The committee consists of the CFO, senior vice-president, corporate services, senior vice-president, governance, law and corporate secretary, vice-president, human resources, the vice-president and treasurer, the vice-president, controller and the assistant treasurer.

Director compensation

The committee is also responsible for reviewing the compensation of our directors and recommending it to the board for approval. It conducts a thorough review of director compensation every two to three years to make sure our program continues to meet our objectives and remains competitive. The committee last conducted a review in 2010 with assistance from Hugessen and, based on the findings, recommended changes to the board for approval. See Assessing the program on page 54 for information about the changes approved in 2010.

The committee also recommended in 2010 the board approve a change to the directors’ share ownership guidelines to allow our shares and deferred share units to be valued at the purchase/issue price or market value, whichever is greater, to determine whether the directors meet the share ownership guidelines.

See Compensation discussion and analysis starting on page 52 for more information about our director compensation practices.

2012 MANAGEMENT PROXY CIRCULAR	41

Key activities in 2011

The committee carried out the following activities as part of its 2011 work plan:

•	conducted its annual executive compensation review, including a discussion of market trends and the comparator group to ensure that our compensation levels remain competitive

•	determined the allocation and recommended grant of stock options and PSUs for senior management

•	retained an independent compensation consultant and approved its work plan and fees for 2011

•	reviewed the corporate results

•	reviewed the corporate and individual objectives for the president and CEO and senior vice-presidents and metrics for the short term incentive (STI) and performance share unit (PSU) plans

•	reviewed the CEO’s performance and the CEO’s annual performance assessments of the senior vice-presidents

•	reviewed and recommended changes to base salary and the short and long-term incentive plan awards for the CEO, president and senior vice-presidents

•	assessed compensation risk

•	reviewed and recommended payouts of the PSUs granted in 2008

•	reviewed the director and executive compensation disclosure in the management proxy circular

•	discussed talent management and reviewed the succession plan for the entire executive team, and consulted with the audit committee about the succession plan for the CFO and senior finance employees

•	recommended the appointment of the president and CEO

•	recommended the appointments of the senior vice-president and CFO and senior vice-president, corporate services

•	reviewed the terms of employment for the new senior management team

•	received semi-annual reporting on the pension plan

•	reviewed governance issues relating to executive compensation

•	reviewed the results of the ‘say on pay’ vote in 2011

•	discussed compensation trends and emerging issues

•	reviewed the committee’s self-assessment and its performance against the mandate for the prior year

•	reviewed director compensation

•	retained a new independent compensation consultant beginning in December 2011

•	initiated a third-party compensation risk assessment

•	had preliminary discussions on 2012 compensation, and decided to conduct its periodic review of Cameco’s executive compensation programs in 2012.

The committee met seven times in 2011. It met in camera without management present at every meeting.

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Nominating, corporate governance and risk committee

The nominating, corporate governance and risk committee has five members:

• Nancy Hopkins (chair) • Joe Colvin • James Curtiss • James Gowans • Anne McLellan	Victor Zaleschuk, chair of the board, also attends committee meetings in an ex-officio capacity.

The committee is responsible for assisting the board in overseeing:

•	our approach to corporate governance, including establishing corporate governance principles and a code of conduct and ethics

•	identifying and recommending qualified individuals as potential members of our board and board committees

•	risk management.

Corporate governance principles

The committee is responsible for:

•	assessing the size and composition of the board

•	assessing the number of board committees and their composition and mandates

•	evaluating our approach to corporate governance

•	recommending the board adopt a code of conduct and ethics for the organization

•	overseeing directors’ compliance with our code of conduct and ethics.

The committee is responsible for defining our approach to corporate governance issues (including reviewing our corporate governance guidelines once a year and recommending any appropriate changes to the board), and managing the board’s relationship with management.

As a publicly listed company on the TSX and NYSE, we must meet various corporate governance guidelines and requirements in Canada and the US. The board has adopted guidelines for meeting these responsibilities and ensuring that our corporate governance practices comply with the governance rules and legislation in Canada and those that apply to foreign private issuers in the US.

Board evaluation

The committee assesses the overall effectiveness of the board and its committees by:

•	developing and implementing an evaluation process

•	maintaining a skills matrix for the board and identifying additional skills we should recruit when we are making changes to the board

•	maintaining a succession plan for the board that meets our corporate needs and the interests of shareholders.

Evaluating performance

See page 35 for a description of the committee’s evaluation process for assessing the effectiveness of the board, its chair, board committees, committee chairs and individual directors.

Evaluating the composition of the board

The committee is responsible for establishing the competencies and skills necessary for the board and any new candidates being considered for nomination to the board.

We have developed a skills matrix for the board, identifying 11 areas that are important to our business and the directors who have expert knowledge, strong working knowledge or basic knowledge in these key areas. The committee uses this information to identify possible gaps in the skills of the board. We updated the skills matrix in 2009 to reflect our growing needs as we embark on our growth plans and canvassed the board and senior management on different elements of diversity desired for the board.

The committee assesses board size and composition every year to determine whether we have the necessary elements in place for effective decision-making.

The committee identifies potential candidates based on their skills, experience, character, integrity, judgement, record of achievement, diversity and any other qualities or qualifications that would enhance the board’s decision-making process and overall management of Cameco’s business and affairs. A candidate must disclose any potential conflicts of interest before he or she can be nominated to the board.

See About the board starting on page 30 for more information.

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Risk management

The committee is also responsible for overseeing Cameco’s risk management process, which includes:

•	overseeing our program and procedures to identify significant risks and the systems to mitigate risk

•	receiving regular reports from management on our significant risks, and the steps taken to monitor and manage these risks

•	recommending risk management policies to the board as appropriate

•	reviewing management’s reports on our insurance program and the directors’ and officers’ liability insurance and indemnity agreements.

The other committees also have risk management responsibilities:

•	the audit committee monitors certain financial risks

•	the human resources and compensation committee oversees compensation risk, talent management risk and succession risk

•	the reserves oversight committee oversees the estimating of our mineral reserves and business-related operational risks

•	the safety, health and environment committee reviews the policies and systems related to safety, health and environmental risk and oversees related operational risks.

Key activities in 2011

The committee carried out the following activities as part of its 2011 work plan:

•	received quarterly enterprise risk management reports and reviewed and recommended the risk policy for board approval

•	recruited a new director

•	reviewed board composition and directors’ independence and conflicts

•	reviewed the composition of the board committees and proposed new members

•	reviewed and updated our corporate governance practices, reviewed third-party governance rankings and comments, and monitored corporate governance developments

•	reviewed the board assessment report and the chair’s report on director interviews, director self-assessment and the skills matrix

•	reviewed director orientation and continuing education needs

•	reviewed the governance disclosure in our management proxy circular

•	received management’s report on our insurance program

•	received reports on proxy voting recommendations and voting results

•	discussed the succession process for the board chair and best practices

•	reviewed and recommended for board approval a new position description for the board chair

•	received reports on governance issues and trends

•	reviewed the board’s mandate and the mandate for this committee, and the committee’s performance against its mandate for the prior year.

The committee met four times in 2011. It met in camera without management present at every meeting.

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Reserves oversight committee

The reserves oversight committee is made up of five members:

•	Neil McMillan (chair)

•	Donald Deranger

•	James Gowans

•	Oyvind Hushovd

•	Victor Zaleschuk

The committee is responsible for assisting the board in overseeing:

•	management’s estimating of our mineral reserves and resources

•	the review of our mineral reserves and resources before they are disclosed to the public.

Estimating our mineral reserves and resources

The committee is responsible for:

•	confirming the appointment of our designated qualified persons for estimating our mineral reserves and resources

•	reviewing management’s annual reserve and resource report and annual reconciliation of reserves to mine production

•	receiving management reports on our internal controls and procedures for estimating our mineral reserves and resources

•	keeping abreast of industry standards and regulations on estimating and publishing mineral reserve and resource information and any related issues and developments through reports from management.

Disclosing our mineral reserves and resources

Before we disclose our mineral reserves and resources, the committee:

•	receives a report on the reserve and resource estimates by the qualified persons from the leading qualified person

•	ensures the qualified persons have not been restricted or unduly influenced in any way

•	has the leading qualified person and the chief operating officer (COO) confirm that:

•	the information is reliable

•	mineral reserves and resources have been estimated and will be published according to the securities laws and regulations that apply

•	disclosure controls and procedures for disclosing mineral reserve and resource estimates comply with industry standards.

Key activities in 2011

The committee carried out the following activities as part of its 2011 work plan:

•	reviewed and recommended to the board the 2010 year-end annual estimation of reserves and resources

•	reviewed our internal controls over reserves reporting and disclosure controls and procedures

•	confirmed the appointments of the qualified persons

•	reported annual reserves to the audit committee

•	reviewed the committee’s self-assessment and its performance against its mandate for the prior year.

The committee met three times in 2011. It met in camera without management present and separately with the leading qualified person at every meeting.

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Safety, health and environment committee

The safety, health and environment committee is made up of five members:

• Joe Colvin (chair) • Daniel Camus • Donald Deranger • James Gowans • Anne McLellan	Victor Zaleschuk, chair of the board, also attends committee meetings in an ex-officio capacity.

The committee is responsible for assisting the board in overseeing safety, health and environmental matters by:

•	assessing our policies and management systems for these areas and making any appropriate recommendations to the board

•	monitoring our safety, health and environmental performance.

Assessing policies and management systems

The committee is responsible for overseeing management in the following areas:

•	reviewing our safety, health and environmental policies

•	overseeing the implementation of related systems to make sure we comply with the policies and all safety, health and environmental legislation

•	bringing any material issues of non-compliance to the attention of the board in a timely fashion

•

monitoring the effectiveness of our policies, systems and monitoring processes to protect the safety and health of our employees, contractors, visitors and the general public and manage any environmental impacts

•	reviewing the benchmarking results of our policies, systems and monitoring processes against best practices in the industry

•	reporting any related recommendations to the board.

Monitoring our performance

The committee is responsible for overseeing management in the following areas:

•	keeping abreast of significant safety, health and environmental issues (and monitoring trends and significant events) through reports from management

•	monitoring our corporate performance in safety, health and the environment and receiving regular updates from management

•	reviewing the findings of our health, safety and environmental audits, action plans and results of investigations into significant events

•	reviewing our sustainable development report

•	receiving regular compliance updates from management

•	reviewing the annual budget for our safety, health and environmental operations to ensure there is sufficient funding for compliance.

Key activities in 2011

The committee carried out the following activities as part of its 2011 work plan:

•	received regular reports on safety, radiation, environment, quality, environmental leadership (including waste, air emissions, greenhouse gas emissions and water usage) and any significant new issues

•	received reports on the safety, health environment and quality (SHEQ) audits and status of the 2011 audit plan

•	reviewed the annual SHEQ report

•	determined the impact of SHEQ objectives on executive compensation

•	received reports on regulatory and legislative reform initiatives

•	reviewed the management system report and management compliance report

•	reviewed the SHEQ, sustainable development and legal regulatory 2012 objectives and budgets

•	reviewed the committee’s self-assessment and performance against its mandate for the prior year.

The committee met four times in 2011. It met in camera without management present at every meeting.

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Compensation

We compensate our directors and executives in a way that is fair, competitive and linked to performance.

This section is a report by the board of directors on the recommendation of the human resources and compensation committee. It gives you insight into our compensation process and discusses the different components of our program. We have provided additional information than what is required by regulators, to give you a more complete understanding of our decisions.

Compensation governance	48

• Qualified and experienced directors	48
• Compensation risk	48
• Independent advice	50

Director compensation	52

• Compensation discussion and analysis	52
— Approach	52
— Share ownership	52
— Fees and retainers	53
— Assessing the program	54

• 2011 details	55
— Director compensation table	55
— Incentive plan awards	56
— Loans to directors	57

Executive compensation	58

• Message to shareholders	58

• Compensation timeline	62

• Share performance and executive compensation	63

• Compensation discussion and analysis	65
— Approach	65
— Annual decision-making process	69
— Measuring performance	70
— Compensation components	75
— CEO compensation summary	90

• 2011 details	91
— Summary compensation table	91
— Incentive plan awards	95
— Equity compensation plan information	97
— Retirement benefits	98
— Loans to executives	100
— Termination and change of control	101

• Developments in 2012	106

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Compensation governance

Our board of directors has ultimate responsibility for compensation governance. The human resources and compensation committee assists the board in overseeing human resource policies, executive compensation, succession planning, our pension plans and director compensation.

The committee is 100% independent and is made up of six qualified directors to fulfill its duties and responsibilities:

• James Curtiss (chair) • Daniel Camus • John Clappison • Oyvind Hushovd • Anne McLellan • Neil McMillan	Victor Zaleschuk, chair of the board, also attends committee meetings in an ex-officio capacity.

Qualified and experienced directors

All of the committee members bring a strong combination of business and industry experience to the committee. The committee is led by James Curtiss, a lawyer with a strong background in executive compensation with nine years of experience chairing our human resources and compensation committee.

Compensation experience

All of the committee members have executive compensation experience, either as a senior executive, managing partner or as a member of Cameco’s and other public companies’ compensation committees. Daniel Camus, John Clappison, Oyvind Hushovd, Anne McLellan and Neil McMillan have previously served or currently serve on the compensation committees of other public companies.

Financial experience

Daniel Camus and John Clappison have a strong financial background and both serve as the audit committee chair of other public company boards.

Governance experience

All six committee members have a strong governance background through their extensive careers and service on other public company boards and committees.

CEO or senior executive experience in energy or mining

Mr. Hushovd, Mr. McMillan and Mr. Camus have experience as a CEO or senior executive in the energy or mining sectors and therefore bring additional insights to the oversight of human resources and executive compensation, especially as it relates to the CEO role.

You can find more information about the background and experience of each committee member in the director profiles starting on page 9.

Our 2011 continuing education program for directors included sessions on governance and compensation to help directors keep abreast of industry developments, changing governance requirements and executive compensation issues, and better understand these issues within the context of our business. Program highlights included directors attending the 2011 NACD Board Leadership Conference in Washington, DC, the 2011 Boardroom Summit in New York, NY hosted by Corporate Board Member Magazine and NYSE Euronext, and a committee session on compensation risk by Christina Medland of Meridian Compensation Partners (Meridian). Ms. Medland is a compensation consultant, lawyer, frequent speaker and noted author on compensation issues. The human resources and compensation committee has since retained Meridian as its independent consultant beginning in December 2011.

Compensation risk

We have a very conservative approach to risk management because of the complex nature of our business.

Compensation risk is embedded in our enterprise risk management framework with the view that our compensation program must be appropriately structured by:

•	encouraging the right management behaviours

•	using a balanced scorecard to assess performance

•	motivating appropriate risk-taking

•	avoiding excessive payouts to our executives and employees.

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Our compensation program meets these criteria by focusing on six key principles:

Comprehensive and disciplined compensation framework

•	We have a formal disciplined process for risk oversight that involves the board and all five board committees.

•

We have a multi-year strategic plan to balance risk and reward. The plan contemplates the risks we face and the risks inherent in the industry overall, so we are proactive in our planning, risk management and decision-making.

•

We embed our corporate objectives into how we assess the performance of our executives and make decisions. The human resources and compensation committee assesses each objective before they are submitted to the board for their review and approval, including assessing whether the objectives can be manipulated. The objectives are assigned to executives with individual or joint accountability.

•	We award compensation based on performance and not length of service.

•	A significant portion of executive compensation is variable or at risk, and is therefore not guaranteed.

•	Our compensation program is designed not to encourage excessive risk-taking by employees.

•

Our enterprise risk management system is a management tool that identifies risks, assigns accountability, monitors controls, and enables us to develop performance expectations that are appropriate and risk-adjusted. We introduced enhancements to the risk assessment process in 2011, reinforcing our discipline in managing and mitigating risk.

Balanced decision-making

•	We use absolute and relative measures to assess performance.

•

We introduced an expanded balanced scorecard for our short-term incentive (STI) plan and performance share unit (PSU) plan in 2009 to broaden the way we assess performance, and provide a more direct and representative link between pay and performance. These plans continue in 2011.

Threshold performance

•

We set threshold performance levels in all categories under our incentive plans. We must deliver threshold performance to receive a payout under our STI and PSU plans, otherwise the payout is zero for measures that do not meet the threshold.

•	Payouts under our PSU plan are based on our performance against three-year objectives and the value of our shares when the units vest at the end of the three-year performance period.

Limits on incentive pay

•

The STI and PSU plans are designed to pay out at a maximum of 150% of target. The plans can pay out at 200%, but only for exceptional performance in extraordinary circumstances. The board also has the ability to exercise its discretion to pay higher than the program design.

•

We use typical and modified payout curves for each objective in the STI and PSU plans to cap performance incentives, so there is no incentive for an executive to take extreme risk for the potential of an extremely high payout.

Clawback policy

•

If our financial statements have to be restated because of misconduct, the CEO and CFO have to reimburse part of their incentive compensation as required by US law. This policy has been in place since 2003.

Hedging prohibited

•

We revised our securities trading and reporting policy in 2010 to reinforce that directors, executives and other employees are permitted only to purchase our securities for investment purposes, and to prohibit them from hedging any shares they own and any equity-based compensation.

We believe in full and open disclosure, and acknowledge the board’s role in overseeing our compensation policies and practices and its use of discretion to adjust payouts up or down, as it deems appropriate.

We have also developed a culture that encourages management to be objective in recognizing its level of performance and make recommendations to the board to lower its compensation when appropriate. At management’s suggestion, the board has used its discretion in the past to reduce executive compensation, like the STI bonuses awarded to executives for 2006 and 2008 that were lower than target. At management’s request, the 2006 STI bonus was reduced by 100% for the CEO, 47% for the COO and 20% for the other executives because of the water inflow incidents at the Cigar Lake mine in April and October 2006. In 2008, again at management’s request, the bonus was reduced by 23% for the CEO and 18% for the other executives because production targets were not met and costs were higher than budgeted.

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Assessing compensation risk

The human resources and compensation committee conducted compensation risk assessments in 2010 and 2011, and asked management to retain an external consultant to carry out an assessment in late 2011.

Mercer Canada Limited (Mercer) conducted the compensation risk assessment and reviewed our compensation program, policies and practices in eight key areas as discussed below. Meridian, the committee’s compensation consultant, reviewed Mercer’s process and confirmed that it was satisfied with Mercer’s process and their findings.

Mercer’s recent assessment, as well as the committee’s assessments in 2010 and 2011, confirmed that our compensation philosophy, program design and plans do not expose the company to any material adverse risks.

Mercer’s report included the following key findings:

•

Pay mix — We have an appropriate balance between short and long-term compensation for the named executives, including time and performance-based vesting, and equity-based compensation made up of stock options and share-based awards. More than half of the total compensation awarded to our named executives is in long-term incentives, balancing the motivation to achieve strong short and long-term performance.

•

Incentive plan funding, leverage and caps — Potential payouts across all plans are insignificant as a percentage of revenue and income. We use payout curves under the STI and PSU plans and cap the potential payouts to discourage excessive risk taking.

•

Performance periods — Our variable incentive plans have different timelines with annual grants and overlapping vesting periods, ranging from one year for our STI plan to eight years for stock options. PSU and stock option awards vest at the end of three years. Each named executive participates in these variable incentive plans.

•

Performance measures — Our STI is based on corporate objectives approved by the board, which aligns compensation with our strategies and goals. In addition, we use a combination of performance measures and weightings under the different incentive plans to balance incentives and avoid undue focus on any particular measure and to discourage excessive risk taking. STI awards are based on individual and corporate performance measured against pre-established objectives.

•	Pay for performance — Compensation design is based on pay for performance.

•

Plan governance and risk mitigation — The human resources and compensation committee works with management and the safety, health and environment committee to set corporate goals for all incentive plans that measure corporate results. Through this process compensation-related risks are considered when the goals are set and compensation is based in part on managing specific operational risks.

The human resources and compensation committee also has the discretion to reduce or increase plan payouts. The committee used its discretion to reduce the STI bonus to the named executives in two of the last five years, and to increase the payout for 2010 because of the excellent corporate results sustained over a two-year period.

Our share ownership guidelines align the interests of executives and shareholders, mitigate risk-taking behaviour and are competitive with the market.

While Mercer did not identify any material risks in our compensation policies and practices, it did identify a few opportunities for enhancing our ability to mitigate risk which will be considered as part of the committee’s comprehensive review of our compensation program in 2012.

Independent advice

The board and board committees can retain independent consultants as needed to assist them in carrying out their duties and responsibilities.

The human resources and compensation committee retained Hugessen Consulting Inc. (Hugessen) as its independent compensation consultant from November 2008 to November 2011. The committee reviews all fees and the terms of consulting services provided by the compensation consultant. The committee is ultimately responsible for its own decisions, which may take into consideration more than the information and recommendations provided by its compensation consultant or management.

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Hugessen’s mandate in 2011 included:

•	assisting the committee in developing compensation recommendations for the CEO

•	reviewing management’s compensation recommendations for the other executives

•	reviewing the management proxy circular

•	researching and summarizing current governance issues and emerging topics.

In December 2011, the committee retained Meridian as its independent consultant. The committee’s consultant reviews the executive compensation plans and peer group every few years as a good compensation practice. Meridian’s mandate in 2012 includes a thorough review of our compensation plans and peer group. They will report their findings and recommendations to the committee later in the year.

Meridian’s mandate in 2011 and 2012 includes:

•	a presentation to the committee on managing compensation-related risk

•	reviewing and assessing Mercer’s compensation-related risk assessment (completed in January 2012)

•	assisting the committee in developing compensation recommendations for the CEO in February 2012

•	assisting the committee in reviewing management’s compensation recommendations for the other named executives in February 2012.

Management has retained Mercer as its external consultant on human resource matters to operate independently from the committee’s consultant and avoid any conflicts of interest.

Management generally does not retain the committee’s consultant, however if it does, it must receive prior approval from the committee.

The table below lists the fees the committee paid Hugessen and Meridian in 2010 and 2011. Neither company provided services to management in 2010 or 2011.

	2011	2010
Hugessen Consulting Inc.
Executive compensation-related fees	$62,671	$104,417
All other fees	—	—
Percent of work provided to the committee	100%	100%
Meridian Compensation Partners
Executive compensation-related fees	$8,044	—
All other fees	—	—
Percent of work provided to the committee	100%	100%

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Director compensation

Compensation discussion and analysis

Four elements make up our director compensation framework:

•	Approach

•	Share ownership

•	Fees and retainers

•	Assessing the program.

1 Approach

Our director compensation is designed to:

•	recruit and retain qualified individuals to serve as members of our board of directors and contribute to our overall success

•

align the interests of our board members with those of our shareholders by requiring directors to hold a multiple of their annual retainer in shares or share equivalents, and receive at least 60% of their annual retainer in deferred share units (DSUs) until they meet the share ownership guidelines

•	offer competitive compensation by positioning director compensation at the median of director compensation paid by companies that are comparable in size and in a similar business.

About DSUs

A deferred share unit (DSU) is a notional share that has the same value as one Cameco common share. DSUs earn additional units as dividend equivalents, at the same rate as dividends paid on our common shares.

DSUs are paid out to directors in cash when they retire from the board. A retiring director can defer the payment and decide to receive all or a portion of the cash payout the following year.

2 Share ownership

We introduced share ownership guidelines for our directors in 2003 to more closely align their interests with those of our shareholders.

Directors must hold three times their annual retainer in Cameco shares or DSUs. If a director joined the board before July 1, 2010, he or she has seven years from the date they joined to meet the minimum requirement, while any director joining the board after this date has five years to meet the guidelines. To determine whether a director meets the share ownership guidelines, we value shares and DSUs at the price they were acquired or the year-end closing price of Cameco’s shares on the TSX, whichever is higher.

As of December 31, 2011, all of the nominated directors are in compliance with the guidelines. They either hold the minimum requirement, or have additional time to acquire the necessary holdings. Only Mr. Camus (who joined the board in 2011) and Mr. Deranger (who joined the board in 2009) must continue to acquire DSUs or Cameco shares, and they have until 2016 to meet the target. As president and CEO, Mr. Gitzel complies with the share ownership guidelines for executives, which are described in detail starting on page 67.

If a director does not meet the target by the required date, or does not maintain the minimum required, the human resources and compensation committee will review the situation and recommend a course of action to the board. The board has the discretion to decide what action, if any, should be taken.

As of December 31, 2011, directors held $7,011,460 worth of DSUs based on the year-end closing price on the TSX of $18.41 per common share.

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3 Fees and retainers

Our director compensation includes:

•	an annual retainer (higher retainer for the non-executive chair of the board)

•	an annual fee for serving as a committee chair or committee member

•	an attendance fee for each set of board and committee meetings they attend

•	a travel fee to cover the necessary travel time to attend board and committee meetings.

Directors who are employees of Cameco or any of our affiliates (such as Mr. Gitzel, our president and CEO) do not receive any compensation for serving as a director.

As of July 1, 2010, the non-executive chair receives a flat fee retainer, so Mr. Zaleschuk no longer receives any committee retainers, or attendance fees for the board or committee meetings he attends.

We pay for any reasonable travel and other out-of-pocket expenses relating to their duties as directors.

The table below shows our director fee schedule, which went into effect on July 1, 2010. All amounts are in Canadian dollars, unless otherwise indicated.

Annual retainer	($)
Non-executive chair of the board	340,000
Other directors	140,000
Committee members (per committee)	5,000
Committee chairs
Audit committee and Human resources and compensation committee	20,000
Other committees	11,000
Attendance fees (per meeting)
Board meetings	1,500
Audit committee meetings	2,000
Other committee meetings	1,500
Travel fees (per trip)
Greater than 1,000 km within Canada	1,700
From the US	1,700	(US)
From outside North America	2,700	(US)

We pay directors their annual retainer 60% in DSUs and the balance in cash. They have the option of receiving the balance and any additional fees in DSUs, as long as it is in increments of 25%, and they make this decision before the beginning of the fiscal year.

As of 2010, any director who has met the share ownership target can decide whether to receive all of their retainer and fees in cash, or a portion (0%, 25%, 50% or 75%) in cash and the balance in DSUs, as long as they make this decision before the beginning of the fiscal year. Previously, all directors had to receive at least 60% of their annual retainer in DSUs.

We revised this policy because we have several long-standing directors who hold more DSUs or Cameco shares than the minimum requirement. Directors who elect to receive all of their compensation in cash, continue to increase their share ownership through dividend equivalents paid in DSUs.

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4 Assessing the program

The human resources and compensation committee reviews director compensation every few years and makes recommendations to the board. There were no changes in 2011.

The committee conducted a review in 2009. Working with Hugessen, its independent consultant, the committee assessed director compensation against:

•	the compensation peer group of 21 companies we use to assess executive compensation

•	broader market trends using five different third party sources

•	research with various Canadian institutional shareholders.

The review indicated that our director compensation was approximately at the median, while the compensation for the non-executive board chair was below the median.

Both the committee and Hugessen recommended that the board not make any changes to the compensation program in 2009 and that a further review be carried out in 2010.

Hugessen conducted a further review in 2010, examining our compensation peer group and the broader market using the most current market data available. The committee reviewed the report and recommended the following changes to the board, to maintain the directors’ compensation approximately at the median of our compensation peer group:

Fees and retainers

•	changing the annual retainer for the non-executive chair of the board to a flat fee of $340,000, covering his retainer and all meeting fees

•	increasing the annual retainer for directors from $120,000 to $140,000

•	increasing the retainer for the chairs of the audit committee and human resources and compensation committee from $15,000 to $20,000, and from $10,000 to $11,000 for the other committee chairs

•	increasing the retainer for committee members from $3,500 to $5,000

•	increasing the travel fees per trip from $1,500/$1,500(US)/$2,500(US) to $1,700/$1,700(US)/$2,700(US)

Share ownership guidelines

•

increasing the period for meeting the guidelines from five to seven years if a director joined the board before July 1, 2010, and requiring any director joining after this date to meet the guidelines in five years.

These changes were approved by the board and went into effect on July 1, 2010.

The board approved a further change to the directors’ share ownership guidelines in December 2010 on the recommendation of the human resources and compensation committee. Directors must maintain their level of share ownership once they meet the guidelines, however we value their holdings on an ongoing basis using the closing price of our shares on the TSX or the book value, whichever is higher.

See pages 52 and 53 for more information about the share ownership guidelines and the director fee schedule.

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2011 details

Mr. Camus, Mr. Colvin, Mr. Curtiss, Mr. Gowans and Mr. Hushovd received their compensation in US dollars because they live outside of Canada. The amounts relating to their compensation were converted from US dollars to Canadian dollars at the following exchange rates:

	March 31, 2011		June 30, 2011		September 30, 2011		December 23, 2011
$1 (US)	$0.9713	(Cdn)	$0.9706	(Cdn)	$1.0366	(Cdn)	$1.0211	(Cdn)

Director compensation table

The table below shows what we paid to each non-executive director in 2011.

	Retainer			Attendance fees				% of total retainer and
Name	Board ($)	Committee member ($)	Committee chair ($)	Board ($)	Committee meetings ($)	Travel fee ($)	Total paid ($)	fees paid in DSUs (%)
Daniel Camus	88,818	9,516	—	15,357	13,862	10,934	138,487	69
John Clappison	140,000	5,000	20,000	22,500	17,500	6,800	211,800	70
Joe Colvin	139,986	5,000	10,999	22,639	11,999	8,535	199,158	0
James Curtiss	139,986	5,000	19,998	24,097	14,987	8,535	212,603	0
Donald Deranger	140,000	10,000	—	24,000	10,500	1,700	186,200	59
James Gowans	139,986	14,998	—	22,542	13,334	10,799	201,659	100
Nancy Hopkins	140,000	5,000	11,000	22,500	16,000	1,700	196,200	25
Oyvind Hushovd	139,986	14,998	—	24,097	23,474	13,556	216,111	50
George Ivany	53,077	5,687	—	9,000	11,500	5,100	84,364	0
Anne McLellan	140,000	15,000	—	24,000	21,000	1,700	201,700	25
Neil McMillan	140,000	8,118	11,000	22,500	19,000	1,700	202,318	50
Victor Zaleschuk	340,000	—	—	—	—	1,700	341,700	50

Total	1,741,839	98,317	72,997	233,232	173,156	72,759	2,392,300

Notes:

Mr. Gitzel does not receive any compensation as a director because he is compensated in his role as president and CEO. See the Summary compensation table on page 91 for his compensation.

Mr. Zaleschuk is the non-executive chair of the board, and his board retainer reflects the fees paid to him in this capacity.

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Incentive plan awards — DSUs

The next table shows what each non-executive director earned in DSUs in 2011. It includes information for two mandatory tables Incentive plan awards — Value vested or earned during the year and Outstanding share-based and option-based awards. As only one director has options, that information has been set out separately.

Directors received a portion of their retainer and fees in cash, and a portion in DSUs.

•

Share-based awards — Value vested during the year is the amount that directors received in DSUs in 2011, valued as of their grant dates. It includes all of the DSUs that vested as of the grant date, including DSUs granted as dividend equivalents in 2011.

•

Share-based awards — Market or payout value of vested share-based awards not paid out or distributed are all of the directors’ DSUs which have vested but do not pay out until after the director resigns or retires from the board. These DSUs were valued at $18.41 per DSU, the closing price of a Cameco share on the TSX on December 31, 2011.

Name	Share-based awards
	Value vested during the year ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Daniel Camus	96,169	90,181
John Clappison	151,851	354,923
Joe Colvin	21,673	1,536,472
James Curtiss	24,497	1,736,639
Donald Deranger	111,450	189,905
James Gowans	204,154	279,465
Nancy Hopkins	53,262	323,750
Oyvind Hushovd	115,543	587,341
George Ivany	141	0
Anne McLellan	54,917	344,102
Neil McMillan	107,294	488,237
Victor Zaleschuk	187,358	1,080,443

Total	1,128,309	7,011,458

George Ivany retired from the board in May 2011 and was paid all of his outstanding DSUs in 2011.

See Director profiles starting on page 9 for the number of DSUs and Cameco shares held by each director.

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Incentive plan awards — options

We stopped granting options to directors on October 28, 2003.

The table below lists the non-executive directors who had unexercised option awards as at December 31, 2011. All of the directors’ options have vested, and we stopped awarding reload options in 1999. In 2004 Mr. Curtiss exercised his reload options to acquire additional options with a 10-year term. The additional options are exercisable at the closing market price of Cameco shares on the day before the reload options were exercised.

	Option-based awards
Name	Grant date (mm/dd/yyyy)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiry date (mm/dd/yyyy)	Value of unexercised in-the-money options ($)
James Curtiss	09/21/2004	3,300	15.79	09/20/2014	8,639.40

Loans to directors

As of March 8, 2012, we and our subsidiaries had no loans outstanding to any current or former directors, except routine indebtedness as defined under Canadian securities laws.

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Executive compensation

Message to shareholders

Dear Shareholder,

Cameco’s executive compensation program has developed over the years with strong principles, a disciplined process and thorough research and analysis to ensure our compensation decisions are grounded and competitive with the market we compete with for leadership talent.

The human resources and compensation committee upholds these values in the best interests of Cameco and its shareholders. I’ve had the privilege of serving as chair of this committee for the past nine years and as a member of the Cameco board since 1994.

The committee has made several recommendations to the board over the years, from establishing threshold performance and limiting incentive pay to increasing share ownership requirements and holding a ‘say on pay’ advisory vote. This year’s work plan included an external compensation-related risk assessment with a view to carrying out a thorough review of Cameco’s executive compensation program in 2012. You can find more information about the committee’s activities on page 40 and compensation governance on page 48.

The committee recommends executive compensation that is fair and linked to performance, and seeks independent, third party advice on compensation matters as appropriate. The ongoing challenge in compensation decision-making is balancing risk and reward — our compensation must attract, retain and motivate our executives to deliver strong performance without encouraging them to take excessive risks to the detriment of the company.

Cameco’s vision is to be a dominant nuclear energy company producing uranium fuel and generating clean electricity. Our strategy is to increase annual uranium production to 40 million pounds by 2018 and to invest in opportunities across the nuclear fuel cycle that we expect will complement and enhance our business.

We believe this strategy will advance our growth, strongly position us for the future and enhance our value over time.

Cameco’s executive compensation program today includes base salary, short and long-term incentives, pension and other benefits. Incentive awards are variable or at-risk compensation, based on both corporate and individual performance. Long-term incentive awards are equity-based so there is added risk, a sharper focus on share value and a close alignment of the executives’ interests with those of our shareholders. Their ultimate value depends on future events, so the realized value can be significantly different than the grant value. Our most senior people have the highest amount of at-risk compensation.

2011 was a challenging year for the nuclear industry. The effects of the earthquake and tsunami in Japan last March caused massive destruction along the Pacific coastline of Japan and damage to the Fukushima Daiichi I and II Nuclear Power Plants and their cooling systems. This had an immediate negative effect on uranium prices and the share price of companies involved in uranium exploration and development. Cameco’s share price declined 30% in the three months following this event, however between March 11 and December 31, 2011, Cameco shares outperformed the common shares of other publicly traded pure play uranium producers.

The events in Japan also caused uncertainty in outlook for the nuclear industry over the near to medium term, but the long-term fundamentals for nuclear energy remain strong and Cameco is well positioned to take advantage of those fundamentals. In 2011, Cameco achieved strong performance against the mix of targets that are designed to position the company for future success and deliver shareholder value. Our safety and environmental performance, though not as strong as our record-setting performance in 2010, remained strong. Our production and unit costs were on track and our financial results outstanding.

Some of the key performance highlights are noted below.

2011 performance highlights

Financial

•	adjusted net earnings of $509 million compared to $497 million in 2010

•	$850 million in cash from operations (before working capital changes) compared to $740 million in 2010

•	record annual revenue and gross profit from our nuclear business

•	record annual revenue and realized prices in our uranium segment

Operating

•	achieved uranium production that was 3% higher than third quarter guidance

•	matched our 2010 production record at McArthur River/Key Lake

•	continued progress at Cigar Lake — broke through on the 480 metre level putting it on the path to becoming another source of high-grade, low-cost production

•	reached agreement with the Cigar Lake joint venture partners to enhance the mine’s economics by milling 100% of the ore at AREVA’s McClean Lake mill

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•	realized benefits of improved efficiency and reliability of equipment at Key Lake

•	completed construction of the acid, steam and oxygen plants at Key Lake

•	signed a memorandum of agreement to increase production at Inkai from 3.9 million pounds (100% basis) to 5.2 million pounds (100% basis)

Health and safety

•	year-end combined LTI frequency for Cameco employees and long-term contractors was 0.3 versus a target of 0.4

•	year-end severity measure was exceptional, at 8.9 versus a target of 25

Despite these positive results, we continue to strive for improvement by examining incidents such as near misses to apply lessons learned and avoid injuries in the future.

Awards and recognition

•

named a Top 100 Employer in Canada and among the 10 Best Companies to Work For in Canada (third year in a row) and also received awards as one of Saskatchewan’s Top Employers, Canada’s Best Diversity Employers and a Top Employer of Canadians over 40

Environment

•

31 level III or lower environmental incidents occurred in 2011, in line with our long-term average of 29, but up significantly from the 22 incidents recorded in 2010. The rise was partly associated with increased revitalization and construction activity, reminding us that we must maintain a strong focus on the environment as we continue to advance our growth strategy.

Supportive communities

•	sustained a high corporate trust rating in Saskatchewan and the US while achieving a 5% increase in corporate trust at Port Hope

•	achieved a record level of local support for Cameco’s Port Hope operation and a very high level of support for our mining activities in the US

•	completed a memorandum of understanding for a mine development agreement with the Martu, the local indigenous people at our Kintyre project

Cameco accomplished these achievements during a year that saw significant changes to its senior management team:

•	Tim Gitzel, formerly president, succeeded Gerald Grandey as CEO upon his retirement in June 2011

•

Ken Seitz assumed the position of senior vice-president, marketing and business development on January 1, 2011, when George Assie retired in December 2010. Mr. Seitz was formerly vice-president, marketing strategy and administration.

•	Grant Isaac was appointed senior vice-president and CFO upon Kim Goheen’s retirement in July 2011. Mr. Isaac was formerly senior vice-president, corporate services

•	Alice Wong was appointed senior vice-president, corporate services in July 2011. Ms. Wong was formerly vice-president, safety, health, environment, quality and regulatory relations (SHEQ).

In summary, we continue to make good progress towards our goal of increasing annual uranium production to 40 million pounds by 2018. In addition, we have positioned the company to withstand near to mid-term uncertainty with long-term uranium sales contracts that provide upside with improving uranium prices and downside protection in the event of a decline in prices. These long-term sales contracts total about 290 million pounds of uranium and many extend beyond 2016. As a result we expect to have a solid revenue stream for years to come, even if uranium market prices decline.

Despite these accomplishments, our share price performance continues to be negatively affected by the near to mid-term uncertainties in the world nuclear industry specifically, and economic uncertainty generally. As such, our total shareholder return underperformed in 2011 (both one-year and three-year averages).

We continue to stay focused on our growth strategy which we expect will deliver increased value to shareholders over time. Given the long-term nature of the nuclear business, we recognize this poses challenges in the near term as our shares will likely continue to react to events unrelated to actual company performance. We will continue to look for near-term opportunities to increase shareholder value, while maintaining our focus on delivering our long-term strategy.

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Strong leadership

The board believes that strong leadership, a clear strategic direction and a pay for performance philosophy are key to driving solid, long-term results.

Confident in the strength and ability of the new leadership team to continue Cameco’s growth, Mr. Grandey announced in February 2011 his plans to retire as CEO and as a member of the board of directors at the end of last June. On the same day as his announcement, the board, on the committee’s recommendation, appointed Mr. Gitzel as Cameco’s next CEO as of July 1, 2011, signaling the strength of the company’s succession planning process and executive talent.

Compensation decisions

This next section discusses our executive compensation program and the pay decisions affecting our CEO, CFO and the three next highest compensated officers (named executives) as of December 31, 2011:

•	Tim Gitzel, President and Chief Executive Officer (CEO)

•	Grant Isaac, Senior Vice-President and Chief Financial Officer (CFO)

•	Robert Steane, Senior Vice-President and Chief Operating Officer (COO)

•	Ken Seitz, Senior Vice-President, Marketing and Business Development

•	Gary Chad, Senior Vice-President, Governance, Law and Corporate Secretary.

It also includes the compensation for Gerald Grandey, former CEO who retired from Cameco on June 30, 2011, and Kim Goheen, former Senior Vice-President and CFO who retired on July 14, 2011.

See the following sections for key information about executive compensation:

Compensation timeline	62
Share performance	63
Approach	65
Annual decision-making process	69
Measuring performance	70
Compensation components	75
CEO compensation summary	90
2011 results	91

Corporate performance remains the single biggest factor affecting the board’s decisions on executive pay and the compensation of Cameco’s most senior people. In making our compensation decisions, we are also sensitive to the retention and recruitment challenges we currently face in Saskatoon. The board of directors reviewed Cameco’s 2011 performance and the analysis and recommendations by this committee, and approved the following decisions on executive pay:

•

modest base salary increases for 2012 of 2% for each named executive, other than Ken Seitz, to recognize strong corporate performance yet weak share performance. Mr. Seitz received a 5% increase to recognize his growth in the position and scope of his responsibilities.

•

annual bonuses at approximately 109% of target for the named executives to recognize corporate performance which exceeded the short-term incentive plan targets, which already contain a significant “stretch” component.

When Mr. Gitzel became president and CEO on July 1, 2011, he received a retention incentive consisting of 50,000 stock options of which one-third vest in each of the next three years (the first one-third vests June 30, 2012), and 70,000 restricted share units that do not vest until July 1, 2014, with a total grant date fair value of $2,322,800. As disclosed in last year’s management proxy circular, the board approved this retention bonus in February 2011 with Mr. Gitzel’s appointment as CEO, signaling the value of his leadership and importance of the succession plan. You can find more information about the CEO’s compensation on page 90.

The timeline of the compensation components on page 62 gives more context to the 2011 compensation decisions above. See also Share performance and executive compensation on page 63 for the trend in our share performance and total compensation awarded to the named executives over the past five years.

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Changes in 2012

In addition to its regular duties and responsibilities in 2011, the committee decided to conduct a thorough review of Cameco’s executive compensation programs and peer groups in 2012. While the committee reviews our compensation programs every year, this periodic thorough review allows for a more comprehensive analysis of our programs against the market, our peers, best practices, the regulatory landscape and emerging trends in compensation. The review will help ensure Cameco’s compensation programs and approach are fair, competitive and achieve an appropriate balance between risk and reward.

The committee values the importance of receiving independent advice on compensation matters, and has worked closely with an external consultant for many years. For the past three years, it has worked with Hugessen Consulting Inc. to receive independent third party advice, research and analysis, external expertise on compensation and human resource matters particularly related to executive compensation and access to a knowledgeable sounding board.

The committee retained Meridian Compensation Partners as its independent consultant beginning in December 2011. The committee will work closely with them on the compensation review.

The committee is committed to overseeing all compensation matters in the best interests of Cameco and its shareholders.

Sincerely,

(signed)

James Curtiss

Chair, Human resources and compensation committee

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Compensation timeline

The chart below shows the different components that make up total compensation for our executives and the timeline for each component.

Our short-term incentive plan (STI) offers the potential for our executives to earn a cash bonus based on their success in achieving pre-established corporate and individual performance objectives for the year.

Our long-term incentives (LTI) include a stock option plan and performance share unit (PSU) plan, which have different terms for vesting and payouts. We offer these incentive plans to drive longer-term corporate performance.

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Share performance and executive compensation

The graph below shows total shareholder return, comparing the performance of Cameco shares (including reinvestment of dividends) to the performance of the S&P/TSX Composite Total Return Index from 2006 to 2011. It shows what $100 invested in Cameco shares and the index at the end of 2006 would be worth at the end of each of the last five years.

The bar chart shows the trend in total compensation paid to our named executives over the same period. Total compensation paid to the named executives tracks closely with our share performance except for in 2008 and 2011:

•

Our share performance declined in 2008, but total compensation was higher than 2007 because of strong financial results. We reduced the short-term incentive bonus because we did not meet two key operational objectives. Since we grant long-term incentives early in the year, the 2008 LTI awards were paid before the significant downturn in the market and had a higher grant date value than the previous year.

•	Total compensation increased in 2010 because of our solid performance, delivering strong results in virtually all aspects of our business.

•

In 2011, our total compensation declined proportionately less than the decline in share performance. We had excellent financial and operating results, however the effects of the earthquake and tsunami to the Fukushima nuclear power plants in Japan in March 2011 had an immediate negative effect on uranium prices and the share price of companies involved in uranium exploration and development. Our share price declined 30% in the three months following this event.

•

The base salaries for the five equivalent executive positions decreased from $3.1 million in 2010 to $2.6 million in 2011, the STI awards decreased from $3.9 million in 2010 to $2.0 million in 2011, and the LTI grants decreased from $7.7 million in 2010 to $5.9 million in 2011. These reductions were partly offset by a retention incentive consisting of restricted share units (RSUs) and options that were awarded to Mr. Gitzel when he was appointed president and CEO and valued at $2.3 million. The RSUs do not vest until July 2014 (see page 92 for details).Three of our named executives in 2011 are relatively new in their positions and are therefore compensated lower in their range even though we target compensation at the median of our compensation comparator group. Three previous named executives had been in their positions longer and were compensated at higher levels to recognize their progression and experience in the role.

	2006	2007	2008	2009	2010	2011
Cameco	$100	$84	$45	$74	$88	$41
S&P/TSX Composite Total Return Index	100	110	74	99	117	107
Grant date value of total compensation for the named executives (in $ millions)	11.5	10.3	11.7	10.7	15.8	15.0

The grant date value of total compensation for the named executives includes the total compensation disclosed in the summary compensation table in our previous management proxy circulars and does not reflect the decrease in value of share based compensation caused by the decline in our share price (illustrated by the realizable compensation information for our CEO on page 90), which aligns executive compensation with our share price.

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The grant date value of total compensation in each year only includes five named executives, which means for 2011 it includes the named executives who were employed at the end of the year. The grant date value above includes the following named executives:

•	Tim Gitzel, Grant Isaac, Robert Steane, Ken Seitz and Gary Chad for 2011

•	Gerald Grandey, Kim Goheen, Tim Gitzel, George Assie and Gary Chad for 2007 to 2010

•	Gerald Grandey, Kim Goheen, Terry Rogers, George Assie and Gary Chad for 2006.

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Executive compensation

Compensation discussion and analysis

1	Approach

Our executive compensation program is designed to accomplish four goals:

1. attract, retain and motivate executives operating in a highly demanding, complex and competitive business environment

2. link executive compensation to corporate performance

3. motivate executives to create shareholder value by:

•	using total shareholder return as one of our performance measures

•	rewarding them when they successfully achieve corporate and individual performance objectives over the short and long term

•

ensuring their total compensation includes a significant portion that is at risk and tied to share value, reinforcing the importance of strong leadership and its ability to influence business outcomes and financial performance

4.	position our total direct executive compensation at the median of our compensation peer group, meaning half of the companies in our peer group pay more than we do and half pay less.

The program covers the entire executive team:

•	our president and CEO

•	five senior vice-presidents (including four who are named executives).

Compensation targets

We target total compensation at the median of our compensation peer group, and benchmark base salaries at the median.

The charts below show the 2011 target mix for direct compensation for our CEO and other senior executives, and the amount of variable or at-risk compensation. The board has discretion to grant higher compensation for exceptional performance.

In February 2011, the board, on the recommendation of the human resources and compensation committee, approved an increase in the 2011 STI target percentages for each executive position to align total direct compensation for our executives with our compensation peer group and market compensation levels.

The board also approved the committee’s recommendation to assign fixed LTI target percentages for each executive position, aligning with the practice of the majority of our compensation peer group. These target percentages are set near the median of the market data based on a review of the current market data available.

The table below shows the STI and LTI target percentages for the named executives. When Mr. Gitzel became president and CEO on July 1, 2011, his STI target percentage further increased from 70% to 95% for the second half of the year and his LTI target percentage for the second half of the year remained at 300%.

The table also shows the actual short and long-term incentives for 2011, expressed as a percentage of base salary. The STI and LTI target percentages are comparable to those of our compensation peer group.

The board has the discretion to modify or reduce incentive awards calculated under the plans, and has done so in the past. In previous years, the board decided, on management’s recommendation, to make significant cuts to incentive awards in 2006 and 2008. In 2006, the CEO’s STI award was reduced 100% and the other executives’ awards were reduced by 20% to 47%. In 2008, the CEO’s STI award was reduced 23% and the other executives’ awards by 18%. In 2010 the board exercised its discretion and increased STI plan payouts by 20% for the senior vice-presidents and the president, and by 85% for the CEO.

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Position	Target at-risk compensation	Actual at-risk compensation
	STI target (% of base salary)	Actual 2011 STI award (% of 2011 base salary)
CEO/President	95% / 70%	90%
Senior vice-presidents	50 to 70%	57 to 81%
	LTI target (% of base salary)	Actual 2011 LTI award granted in 2011 (% of 2011 base salary)
CEO (Grandey)	300%	258%
President (Gitzel)	300%	280%
Senior vice-presidents	150 to 250%	160 to 262%

The senior vice-presidents in the above table include Mr. Isaac, Mr. Steane, Mr. Seitz, Mr. Chad and Mr. Goheen. In calculating the percentages, Mr. Grandey’s salary was annualized, and Mr. Gitzel’s base salary was an average of his salary as president for the first half of the year and president and CEO for the second half. Mr. Isaac’s base salary is a blend of his salary as senior vice-president, corporate services until July 14, 2011, and senior vice-president and CFO for the balance of 2011. Mr. Grandey and Mr. Goheen did not receive an STI bonus for 2011 because they retired mid-year.

Research and benchmarking

We consider the national, provincial and industry compensation forecasts and benchmark our executive compensation against our compensation peer group in making compensation decisions to ensure our compensation is fair and competitive. This includes benchmarking individual compensation components and total compensation by level of executive. We also consider internal equity so we are balanced in our decision-making.

In 2008, the human resources and compensation committee, with the support of its external consultant, reviewed the list of companies we use to assess our corporate performance and executive pay. As a publicly traded, global nuclear energy company based in Canada, we have no peers that are directly comparable, so the committee established a performance peer group of companies with a subset of Canadian companies to assess compensation levels. The compensation peer group excludes 13 companies in the performance peer group because they are larger size companies, income trusts or US companies, and the committee felt their compensation was not comparable.

Peer groups

The performance peer group consists of 34 companies, including 21 companies in the compensation peer group and 13 global companies with a larger revenue base and representing the energy, gold and coal mining industries. The committee uses the performance peer group to calculate the relative total shareholder return (TSR), a performance measure under our PSU plan, and to compare Cameco’s growth, return and market performance against our peers.

The compensation peer group consists of 21 Canadian companies, representing a cross-section of capital-intensive companies from different sectors that are similar to us in terms of size of assets and revenue. We typically target the median of this peer group for total direct compensation although the committee has the discretion to adjust the target up or down, depending on our corporate performance and other factors like market conditions. We compare the compensation of our executives against comparable executive positions from the compensation peer group when we determine the compensation for our executive officers. Total direct compensation for our named executive positions was generally at the median of our compensation peer group for 2011.

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The table below lists the companies in the two peer groups (there was no change to either group in 2011):

Company name	Performance peer group	Compensation peer group
Agnico-Eagle Mines Ltd.	•
Agrium Inc.	•	•
Alpha Natural Resources Inc.	•
Arch Coal Inc.	•
Barrick Gold Corporation	•	•
Canadian Natural Resources Ltd.	•
Canadian Oil Sands Trust	•	•
CONSOL Energy Inc.	•
Emera Inc.	•	•
Enbridge Inc.	•
EnCana Corp.	•
Enerplus Resources Fund	•	•
First Quantum Minerals Ltd.	•	•
Fortis Inc.	•	•
Goldcorp Inc.	•	•
Husky Energy Inc.	•
Imperial Oil Ltd.	•
Inmet Mining Corporation	•	•
Kinross Gold Corp.	•	•
Lundin Mining Corp.	•	•
Massey Energy Co.	•
Methanex Corp.	•	•
Nexen Inc.	•	•
Peabody Energy Corp.	•
Penn West Energy Trust	•	•
Potash Corp. of Saskatchewan	•	•
Sherritt International Corporation	•	•
SNC Lavalin Group Inc.	•	•
Suncor Energy Inc.	•
Talisman Energy Inc.	•	•
Teck Cominco Ltd.	•	•
TransAlta Corp.	•	•
TransCanada Corp.	•	•
Yamana Gold, Inc.	•

Share ownership

One of the key ways we align the interests of management and shareholders is by requiring our executives to own Cameco shares. We introduced share ownership guidelines for our executives on January 1, 2005 as a multiple of base salary as follows:

•	CEO – 4 x base salary

•	President – 3 x base salary

•	senior vice-presidents – 2 x base salary

•	vice-presidents – 1 x base salary

Executives were required to meet the share ownership targets by January 1, 2010 or within five years of being appointed to the executive position, whichever is later.

The table below shows the number of shares held by our named executives at December 31, 2011. We calculate the target value of share ownership by using the 2011 base salary and the multiplier for the position of the named executive.

Share value is based on $18.41, the closing price of Cameco common shares on the TSX on December 31, 2011, or the executive’s purchase price, whichever is higher.

The board also approved the recommendation by the human resources and compensation committee in 2010 to allow executives to use unvested PSUs towards meeting their share ownership guidelines, as long as:

•	at least 50% of their holdings are in Cameco common shares

•	they use a PSU estimate of 80% of target, net of taxes of approximately 50%.

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The table below shows the ownership guidelines for each current named executive and their qualifying holdings as of December 31, 2011.

Name	2011 base salary ($)	Multiple	Target value of ownership ($)	Value of shares held ($)	Value of qualifying PSUs ($)	Total value of shares and qualifying PSUs ($)	Meets share ownership guidelines
Tim Gitzel	900,000	4 x	3,600,000	561,212	164,217	725,429	No — has met 20% of the target for the CEO. Has until 2016 to meet the requirement.
Grant Isaac	450,000	2 x	900,000	49,715	19,146	68,861	No — has met 8% of the target for the CFO. Has until 2016 to meet the requirement.
Robert Steane	550,000	2 x	1,100,000	602,036	157,884	759,920	No — has met 69% of the target for the COO. Has until 2015 to meet the requirement.
Ken Seitz	400,000	2 x	800,000	57,749	11,407	69,156	No — has met 9% of the target for the Senior VP, Marketing and Business Development. Has until 2016 to meet the requirement.
Gary Chad	463,000	2 x	926,000	1,120,318	147,280	1,267,598	Yes — by 137%

Notes:

Mr. Gitzel and Mr. Isaac were promoted to new executive positions in mid-2011, however their 2011 base salary and target value of ownership are based on their salaries in their new positions at the end of 2011.

Value of shares held is based on $18.41 per share, the closing price of our common shares on the TSX on December 31, 2011, or the purchase price of the shares, whichever is higher.

Value of qualifying PSUs assumes the PSUs pay out at 80% of target, less tax at 50%, and a share price of $18.41, the closing price of our common shares on the TSX on December 31, 2011, and limits the PSUs to 50% of the executive’s holdings.

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2	Annual decision-making process

We follow a comprehensive process to make compensation decisions. It involves the board, the human resources and compensation committee and management. The board is actively involved as part of its oversight responsibilities, and the committee is directly involved in, and responsible for, making compensation recommendations as part of its duties. The board makes the final decisions on executive compensation.

The illustration below shows the annual process, the different inputs we use to determine compensation and the flow of information, recommendations and approval by our board.

Assessing the program

The human resources and compensation committee reviews all of our policies and programs relating to executive compensation and makes recommendations to the board. This process involves:

•	establishing the annual corporate objectives to measure performance

•	evaluating performance

•	determining the proposed base salaries, short-term incentive awards, grants of stock options and performance share unit awards

•	committee review and recommendation to the board

•	board approval.

The committee is satisfied that our current executive compensation policies and programs and our compensation levels are aligned with our corporate performance, reflect competitive market practices and allow us to attract, retain and motivate talented executives.

We revised our STI and PSU programs in 2009 based on a comprehensive review by the committee in 2008. The committee continues to assess the competitiveness and effectiveness of our executive compensation program, and STI and LTI targets may be adjusted by position. The committee is conducting a comprehensive review of our compensation programs and comparator group in 2012. It believes periodic reviews are a good business practice.

The committee also retains an external independent consultant as an advisor on compensation matters.

Management retains a different external consultant as a resource on human resource and other matters. See Compensation governance on page 48 for more information.

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3	Measuring performance

Compensation decisions are based on corporate and individual performance.

Corporate performance

Our corporate performance is measured by how well we achieve both operational and financial goals. The board approves our corporate objectives every year, as recommended by the human resources and compensation committee. These objectives support our strategic plan. They also become the individual performance objectives for the CEO, and are allocated among the senior vice-presidents and form part of their individual performance objectives.

Our 2011 corporate objectives were grouped into four broad measures of success:

1 — Outstanding financial performance

2 — Clean environment

3 — Supportive communities where we operate

4 — Safe, healthy and rewarding workplace.

2011 objectives	Results	2012 objectives
Outstanding financial performance
Production • Produce 21.9 million pounds of U3O8 and between 15 million and 16 million kgU from fuel services.	Achieved • Our share of U3O8 production was 22.4 million pounds, or 102% of plan, and we produced 14.7 million kgU at fuel services, or 98% of plan.	Production • Achieve budgeted production from our uranium and fuel services segments.

Exceeded

•  Exceeded our production target of 18.7 million lbs U3O8 (100% basis) by 7% at McArthur River/Key Lake through technological advancements and identification of mining opportunities that allowed us to take advantage of production flexibility provisions in our operating licences.

McArthur River • Implement productivity improvements to maintain planned production during mining zone transitions.

Financial measures Corporate performance • Achieve budgeted net earnings and cash flow from operations (before working capital changes).	Exceeded • Adjusted net earnings[1] were $509 million, 32% higher than budget. Cash flow from operations (before working capital changes)[1] was $850 million, 41% higher than budget.	Financial measures Corporate performance • Achieve budgeted adjusted net earnings and cash flow from operations (before working capital changes).

Costs • Strive for unit costs below budget.

Achieved

•  Actual unit operating costs for uranium were 1% better than budgeted costs of $19.19 per lb U3O8 produced and exceeded budgeted unit production costs for fuel services of $15.65 per kgU sold, by 3%.The results were weighted 70/30, reflecting the portion each segment makes up of our business. Our minimum target was to achieve budgeted unit costs on a consolidated basis. Target was achieved in the face of cost escalation fueled by increased resource development activity where we operate.

Costs • Achieve budgeted unit costs.

Note:

1.	We use adjusted net earnings and cash flow from operations (before working capital changes) as a more meaningful way to compare our financial performance from period to period. These are not standard measures, and not a substitute for financial information prepared in accordance with IFRS. Other companies may calculate these measures differently. Adjusted net earnings (non-IFRS/GAAP measure) is our net earnings attributable to equity holders, adjusted to better reflect the underlying financial performance for the reporting period. This measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period and adjusted for earnings from discontinued operations. Cash flow from operations (before working capital changes) of $850 million is cash provided by operations of $732 million with the changes in non-cash working capital of $118 million added back. Changes in non-cash working capital includes changes in accounts receivable, inventories, supplies and prepaid expenses, accounts payable and accrued liabilities, and certain other operating items, as further detailed in note 26 to our audited 2011 financial statements.

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2011 objectives	Results	2012 objectives
Outstanding financial performance
Growth Cigar Lake • Advance the project towards mid-2013 startup by completing remediation of all underground workings and advancing shaft 2 sinking.

Achieved

•  Completed remediation of all underground workings and completed sinking of shaft 2 to the 480 metre level. Cigar Lake is a challenging deposit to mine. Completion of these critical milestones required careful planning and deliberate execution.

Growth

•  Meet regulatory project milestones and stage gate assessments on projects that support our Double U strategy.

Cigar Lake

•  Advance the project towards startup in 2013 by successfully completing critical activities planned for 2012.

Inkai

•  Advance block 3 mineral resource delineation drilling and complete the test leach facility.

•  Receive approval to increase annual production from blocks 1 and 2 to design capacity of 5.2 million pounds per annum (100% basis). Continue to advance our longer-term objective of receiving approval to double annual production from blocks 1 and 2, extend the lease terms and secure block 3 mining rights.

Inkai

•  Advance block 3 mineral resource delineation and the engineering design of a test leach facility. Advance construction of site infrastructure.

•  Receive approval to increase annual production from blocks 1 and 2 to design capacity of 5.2 million pounds per annum (100% basis). Pursue our longer-term objective of receiving approval to double annual production from blocks 1 and 2 by advancing the conversion joint venture project with Kazatomprom.

Partially achieved

•  Advanced block 3 mineral resource delineation, completed engineering for a test leach facility and began infrastructure development. We need regulatory approval of the detailed delineation and test leach work programs. The approval process has been challenging because of the complex and developing regulatory environment.

Partially achieved

•  Signed memorandum of agreement with our partner to increase annual production from blocks 1 and 2 to 5.2 million pounds per year (100% basis). Government approval is pending in this complex and developing regulatory environment. To pursue our longer-term objective to double annual production, we continued to explore with Kazatomprom the feasibility of building a uranium conversion facility and other potential collaborations in uranium conversion.

Kintyre • Continue to advance project evaluation to allow a production decision as soon as possible.

Partially achieved

•  Significantly advanced a pre-feasibility study and an environmental review and management program in a remote area that is often subject to extreme weather conditions. To support our pre-feasibility study, we expanded the scope of our drilling program and delayed these activities to 2012. Gained support in principle from the Martu, the local indigenous people, for development of the project.

Kintyre

•  Continue to advance project evaluation in 2012 and decide if we will proceed to feasibility.

Exploration and innovation

•  Replace mineral reserves and resources at the rate of annual U3O8 production based on a three-year rolling average.

Millennium • Continue to advance the Millennium project toward a project decision.

Achieved

•  Continued to work on the environmental assessment and carried out additional studies and design work. Our 2011 drill program resulted in an increase in inferred resources. As a project under evaluation, it must pass a number of decision points before the project decision is made.

Exploration and innovation • Replace mineral reserves and resources at the rate of annual U3O8 production based on a three-year rolling average.

Achieved

•  Over the last three years, mineral reserves decreased by 60 million pounds compared to production of 66 million pounds, measured and indicated resources increased by 126 million pounds and inferred resources decreased by 18 million pounds. On average, production was replaced and exceeded by 16 million pounds per year in each of the last three years (2009 to 2011). Replacing our reserves and resources is fundamental to our long-term success.

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2011 objectives	Results	2012 objectives
Outstanding financial performance
Growth (continued) • Support production growth and improved operating efficiencies through targeted research, development and technological innovation.

Achieved

•  Advanced numerous ongoing research projects and selected four of these to fast track that are aimed at improving our environmental performance and process efficiencies at our operations. Innovation is critical to achieving continuous improvement in these areas even though it is complex and its outcome is uncertain.

McArthur River extension • Advance the underground exploration drifts to the north of current mining areas and initiate a feasibility study.

Achieved

•  Advanced the underground exploration drifts based on our updated mine plan and began feasibility work. Upgraded resources from inferred to indicated based on surface drilling. Achieved these results while managing the operational risks associated with the location and grade of the orebody.

Management • Sustain and grow production in accordance with our strategy to double annual uranium production by 2018 by advancing pipeline uranium projects through the stage gate process.

Achieved

•  Successfully implemented the stage gate process and incorporated all of our global development projects into the process. This is a complex scheduling process involving cross-functional teams, communication across different disciplines and several large capital projects in different geographic locations competing for internal resources.

Management • Deliver capital projects planned for completion in 2012 within budget and on schedule.
• Deliver planned capital projects within 10% of budget.	Achieved • The 213 capital projects that closed in 2011 were 3.8% below our budget of $150 million.
Safe, healthy and rewarding workplace

•  Strive for no lost-time injuries at all Cameco-operated sites and, at a minimum, maintain a long-term downward trend in combined employee and contractor injury frequency and severity, and radiation doses.

Achieved

•  Safety performance in 2011 was strong overall, although performance declined slightly from last year’s record-setting level and there were a few serious near misses. Lost-time incident frequency for employees and contractors was 0.3 per 200,000 hours worked compared to a target of 0.4, severity was 8.9 compared to a target of 25, and normalized full-time average radiation dose at our operating sites was 2.0 millisieverts compared to our long-term average of 2.1.

•  Strive for no lost-time injuries at all Cameco-operated sites and, at a minimum, maintain a long-term downward trend in combined employee and contractor injury frequency and severity, and radiation doses.

•  Attract, retain, engage and develop employees in support of current and future operations and establish succession pools for key positions.

•  Complete implementation of the risk standard and integrate it into our quality management system. Adopt a risk policy and implement improvements to the risk governance structure at the management and board level.

Achieved

•  Completed implementation of the risk standard and integrated it into our quality management system. This involved significant change management across Cameco. Management and the board approved the risk policy, and we made improvements to our risk governance structure.

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2011 objectives	Results	2012 objectives
Clean environment
• Strive for zero reportable environmental incidents, reduce the frequency of incidents and have no significant incidents at Cameco-operated sites.

Partially achieved

•  There were 31 reportable environmental incidents, slightly above our three-year average of 29, but within the range of expected statistical variation. There were no significant environmental incidents.

• Strive for zero reportable environmental incidents, reduce the frequency of incidents and have no significant incidents at Cameco-operated sites.
• Improve year-over-year performance in corporate environmental leadership indicators.[1]

Achieved

•  Two of eight key performance indicators showed an improvement over 2010, while two were at the same level as 2010. Higher rates in two of the key indicators were largely influenced by the cleanup of historic waste. Higher rates in the remaining two key indicators were tied to increased activity at our operations. We need continuous innovation in our practices and technology to improve year-over-year.

Supportive communities

•  Develop long-term relationships by engaging with stakeholders important to our sustainability. Ensure support from our employees, impacted communities, investors, governments and the general public through communications, community investment and business development.

Achieved

•  Established and maintained positive relationships with groups affected by our operating activities. Received a higher management credibility rating of 74% in our investor perception study compared to 64% in 2010. Maintained strong corporate trust ratings in Saskatchewan (7.24/10 compared to 7.62 in 2010), Port Hope (7.98/10 compared to 7.58 in 2010) and the US (7.32/10 compared to 7.74 in 2010). These levels of support for our operations were achieved in the face of inherent challenges for mining companies, complicated by misperceptions of the nuclear industry. Named a Top 100 Employer and among the 10 Best Companies to Work For, and received awards for being one of Saskatchewan’s Top Employers, Canada’s Best Diversity Employers and a Top Employer of Canadians Over 40.

•  Develop long-term relationships by engaging with regulators and other stakeholders important to our sustainability. Secure continued support from our employees, impacted communities, investors, governments and the general public through communications, community investment and business development.

•  Implement Cameco’s corporate social responsibility policy to advance Cameco projects in all locations and secure support from indigenous communities affected by our operations.

Note:

1.	We measure our performance under Clean environment using eight environmental leadership indicators (treated water volume, treated water quality, energy intensity, GHG emissions, air emissions, waste to landfill, radioactive waste, unclaimed waste rock) and strive to achieve improved performance year over year.

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Individual performance

The board measures the CEO’s individual performance using the annual corporate performance objectives and the recommendation of the human resources and compensation committee. The committee considers the following when it reviews the salary and performance of the CEO:

•	overall corporate performance

•	implementation of the CEO’s strategies to increase shareholder value

•	the CEO’s individual performance measures

•	comparative compensation — how the salary and short and long-term incentives compare to similar positions in the peer groups.

The CEO also completes his own self-assessment for the committee and board to consider as part of the process when reviewing his executive leadership.

At the beginning of the year the CEO establishes individual performance objectives for each of the senior vice-presidents, allocating and weighting the annual corporate performance objectives by individual, according to the executive’s influence in a given area. At the end of each year he compares actual performance to the targets, analyses the compensation levels of similar positions in the compensation peer group, and prepares a comprehensive report on each senior vice-president, summarizing their individual performance and leadership effectiveness and recommending any changes to compensation. The human resources and compensation committee reviews the reports and consults with its compensation consultant before making recommendations to the board.

The board approves the final decisions about compensation for our president and CEO and our senior vice-presidents based on its review and discussions, and the recommendations of human resources and compensation committee and the advice received from its independent consultant. See page 79 for details about their performance assessments for 2011.

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4	Compensation components

Total compensation for our executives includes five components:

1. Base salary

2. Short-term incentive plan (STI)	at-risk compensation
3. Long-term incentive plan (LTI)
4. Pension

5. Benefits and perquisites

The table below is a summary of the different compensation elements and how they are determined.

Type of compensation	Form	Performance period	How it is determined
Base salary (page 76)	cash	one year	Based on market competitiveness among the compensation peer group, individual performance and internal equity

Short-term incentive (page 76)	cash	one year	Focuses on specific annual objectives Target award based on market competitiveness among the compensation peer group and internal equity Actual award based on corporate and individual performance

Long-term incentive (page 80)	performance share units	three-year term, with vesting at the end of three years

Focuses on longer-term objectives (three years)

Target award based on market competitiveness of the LTI package among the compensation peer group

Actual payout based on our overall performance, combining a balanced scorecard of:

•  financial and operating performance over the three-year performance period

•  three-year total shareholder return compared to the performance peer group

At the board’s discretion, payment is made in Cameco shares purchased on the open market, or in cash

	stock options	eight-year term, with one-third vesting each year starting on the first anniversary of the grant date	Target award based on market competitiveness of the LTI package among the compensation peer group The final realized value is based on the appreciation of Cameco’s share price

	restricted share units	three-year term, with vesting at the end of three years	Mainly used as a retention tool and currently only outstanding RSU award is to CEO At the board’s discretion, payment is made in Cameco shares purchased on the open market, or in cash

Pension (page 87)	defined benefit plan (one senior vice-president) defined contribution plan (for CEO and all other senior vice-presidents) supplemental executive pension plan	ongoing	Based on market competitiveness

Benefits (page 88)	group life, health and dental select perquisites	ongoing	Based on market competitiveness

Our named executives also have employment contracts with us. These are described in more detail starting on page 88.

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Base salary

We generally set our benchmark for base salaries at the median of the compensation peer group.

We review the base salaries of our CEO and other senior executives every year, and compare them to similar positions in our compensation peer group to make sure our salary levels are competitive. Then we consider our corporate performance for the year, the individual’s performance, and the salaries of others at Cameco to make sure any increases are fair and balanced. Salary adjustments for our senior executives are made effective as of January 1.

The named executives received salary increases of 2% in 2011 (which is below the average increase for executive salaries nationally and estimates for Saskatchewan and other provinces), and cumulative increases between 22% and 63% to reflect their new roles. Three named executives were appointed to new positions and assumed increased duties and responsibilities. The committee also reviewed additional data on companies in the compensation peer group when it reviewed the base salaries for the named executives, and Mr. Steane received a 22% increase to recognize his increased role and bring him in line with the equivalent position in the peer group. Mr. Isaac received a 23% increase at the beginning of 2011 to reflect market competitiveness and development in his role.

	2011 base salary		2010 base salary
Name and position	$	% increase from 2010	$
Tim Gitzel President and CEO (as of July 1, 2011)	900,000 / 714,000	26% / 2% (promotion)	700,000
Grant Isaac Senior Vice-President and CFO (as of July 1, 2011)	450,000 / 410,000	10% / 23% (promotion)	333,000
Robert Steane Senior Vice-President and COO (as of May 14, 2010)	550,000	22%	450,000
Ken Seitz Senior Vice-President, Marketing and Business Development (as of January 1, 2011)	400,000	63% (promotion)	245,000
Gary Chad Senior Vice-President, Governance, Law and Corporate Secretary	463,000	2%	453,900
Gerald Grandey former CEO (retired on June 30, 2011)	$1,040,000	2%	$1,019,500
Kim Goheen former Senior Vice-President and CFO (retired on July 14, 2011)	$493,000	2%	$483,300

Short-term incentive plan (STI)

The STI gives executives the opportunity to earn a cash bonus each year based on their success in achieving pre-established corporate and individual performance objectives.

Awards range anywhere from 0 to 150% of the STI target established for the year based on the level of performance. Payouts can be:

•	50% of the STI target if our performance meets the threshold (defined as 80% of the performance target)

•	150% of the STI target if we deliver outstanding performance (defined as 120% of the performance target)

The board has the discretion to pay up to a maximum of 200% of the target for exceptional performance. There is no payout if our performance is below the threshold.

The board can adjust the amount of the bonus up or down when there are significant external challenges or opportunities that were not contemplated or reasonably expected when the objectives were set.

The human resources and compensation committee sets the target bonus for each executive based on the level of the position, internal equity and overall market competitiveness. Actual awards are based on corporate and individual performance for the year using the following target levels and performance weightings:

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Position	STI target for 2011 (% of base salary)	Corporate performance weighting	Individual performance weighting
CEO	95%	80%	20%
President	70%	70%	30%
Senior vice-presidents	50 to 70%	60%	40%

Program enhancements

We started using an expanded scorecard in 2009 to measure performance more broadly and give participants a clearer picture of their potential award. The balanced scorecard has a number of weighted objectives aimed at driving our one-year performance in key areas, including safety, health and the environment. These objectives are mostly absolute measures because they are within our control and are tied to our four measures of success and individual performance measures.

We calculated the STI awards for 2011 as follows:

Measuring corporate performance

The board establishes the measures and weightings every year based on the recommendation of the committee. It identified 13 corporate objectives as compensable STI performance measures for 2011, and assigned them weightings. These objectives represent our four measures of success, and are grouped into two sets of measures that each add up to 100%. The product of these two sets of measures results in the corporate performance multiplier.

The human resources and compensation committee consults with the safety, health and environment committee on our performance in meeting our safety, health and environmental goals and related corporate results as a component in determining the STI awards.

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Measure	Weighting	Objective	Target weighting (%)	Actual weighting based on performance (%)
Outstanding financial performance	90%	• Produce 21.9 million pounds of U3O8 and between 15 million and 16 million kgU from fuel services	15	14.25
		• Exceed our production target at McArthur River/Key Lake by at least 500,000 pounds (100% basis) of U3O8	10	15
		• Achieve budgeted net earnings and cash from operations (before working capital changes)[1]	15	22.5
		• Strive for unit costs below budget	10	10
		• Advance Cigar Lake project by completing remediation of all underground workings and advancing shaft 2 sinking work on schedule	15	15
		• Receive approval to increase annual production from Inkai blocks 1 and 2 to 5.2 million pounds (100% basis) and pursue longer-term objective to receive approval to double annual production	10	5
		• Continue to advance Kintyre project evaluation to allow a production decision as soon as possible	5	3.75
		• Deliver planned capital projects within 10% of budget	10	10
Supportive communities	10%	• Develop long-term relationships by engaging with stakeholders important to our sustainability	10	10
Safe, healthy and rewarding workplace	50%	• Strive for no lost-time injuries at all Cameco-operated sites and, at a minimum, maintain a long-term downward trend in combined employee and contractor injury frequency and severity, and radiation doses	25	25
		• Complete implementation of risk standard, adopt a risk policy and implement improvements to risk governance structure	25	25
Clean environment	50%	• Strive for zero reportable environmental incidents, reduce the frequency of incidents and have no significant incidents at Cameco-operated sites	25	25
		• Improve year-over-year performance in corporate environmental leadership indicators	25	25

See page 70 for an explanation of cash from operations (before working capital changes), a non-IFRS measure, and a more detailed description of each objective and our results.

We achieved an overall score of 105.5% for corporate performance under the STI plan based on how we performed against each of the 13 compensable measures under the plan as shown in the table above. Performance was strong in all areas despite the impact of external factors in 2011.

The payout curves for the two sets of measures under the STI plan are set out below. The payout curves illustrate the zero payout for performance below threshold and the cap on payouts at 150% and that there are no points on the curve likely to motivate excessive risk-taking.

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Measuring individual performance

Individual performance is assessed based on the executive’s contribution to our corporate performance and individual performance measures that are approved by the human resources and compensation committee.

The CEO establishes individual performance measures to assess the senior executive officers every year, and set three core measures for 2011. These measures are similar to those set the previous few years:

Key operating results Strategic change initiatives Leadership effectiveness	The committee can also add any other performance measures it deems appropriate.

The committee decided to use these same measures to assess Mr. Gitzel’s individual performance for 2011. The committee performs its assessment, reviews recommendations from the independent compensation consultant and also a self-assessment prepared by the CEO and then recommends the CEO’s compensation to the board for approval.

The committee reviewed our key operating results for 2011 and considered Mr. Gitzel’s contribution to these strong results, his positive leadership effectiveness and impact on strategic change initiatives.

The CEO decides which measures will be used for the other executives, sets the weightings for each, and conducts a performance assessment for each senior vice-president. Senior vice-presidents assess the performance of vice-presidents. In 2011, Mr. Grandey set the measures and weightings for the senior vice-presidents at the beginning of the year and provided feedback mid-year, and Mr. Gitzel assessed their performance for the full year after the end of the year before submitting it to the committee for their review and recommendations to the board.

The committee can use its discretion when assessing performance and recommending the awards to the board.

As Mr. Grandey and Mr. Goheen retired mid-year, they did not receive an STI award for 2011.

2011 award

The table below shows the STI awards made to our CEO and senior vice-presidents for 2011 and paid in 2012. The STI plan design is as follows:

•	CEO — 80% on corporate performance, 20% on individual performance

•	president — 70% on corporate performance, 30% on individual performance

•	senior vice-presidents — 60% on corporate performance, 40% on individual performance.

Corporate performance was assessed at 105.5% based on the 13 compensable objectives under the STI plan. Mr. Gitzel’s personal performance assessment was based on our strong corporate performance and equally strong performance for each of the measures for individual performance. As president for the first half of the year and then president and CEO for the second half, his actual award was based on the 70%/30% allocation as president during the first half of the year and 80%/20% allocation as president and CEO during the second half, as set out above. Mr. Gitzel’s STI was also calculated using 70% of his base salary of $714,000 in the first six months, and then 95% of his base salary of $900,000 for the balance of the year.

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Name and position	2011 STI bonus paid ($)
Tim Gitzel President and CEO	762,000
Grant Isaac Senior Vice-President and CFO	270,000
Robert Steane Senior Vice-President and COO	444,000
Ken Seitz Senior Vice-President, Marketing and Business Development	277,000
Gary Chad Senior Vice-President, Governance, Law and Corporate Secretary	263,000

Notes:

Mr. Gitzel’s award was based proportionately on his role as president and his current role as president and CEO, which he assumed on July 1, 2011.

Mr. Isaac’s award was based proportionately on his role as senior vice-president, corporate services, and his current role as senior vice-president and CFO. He assumed his current position July 15, 2011.

Long-term incentive plans (LTI)

Our LTI gives executives and other employees the opportunity to receive options and performance share units (PSUs) every year. Options are awarded to employees ranging from first-line supervisors to the CEO, while PSUs are awarded to vice-presidents and above. Restricted share units (RSUs) may also be granted from time to time, primarily as a retention tool. All employees below the level of vice-president, including unionized employees, are also eligible to participate in our employee share ownership plan (ESOP). We make annual base contributions to the plan, and also match 50% of employee contributions up to a maximum of 1.5% of an employee’s base salary.

Both the committee and the board confirmed the importance of equity-based compensation as part of our overall compensation program to stay competitive, motivate executives to deliver strong longer-term performance and link executives’ interests with those of shareholders. Offering the four kinds of incentives allows us to use different vesting criteria, eligibility and performance measures for at-risk compensation.

Determining the mix

The committee evaluates our weightings of options and PSUs every year, and discusses the national trends with its compensation consultant. The committee can adjust this weighting based on, among other things, the emphasis Canadian public companies are putting on stock options or some form of whole share plan. The committee set the targeted mix of the expected value of the long-term incentives at 40% PSUs and 60% options in 2011, similar to our mix for the past three years and consistent with our compensation peer group.

Each LTI grant is based on individual performance, the level of the position, internal equity and overall market competitiveness. In 2011, Mr. Grandey reviewed the expected value of each executive’s LTI grant, based on the above criteria, and created a pool of options and PSUs. The pool was allocated based on Mr. Grandey’s recommendation and internal equity. The LTI grant to executives in 2011 was targeted at the median of the compensation peer group. We grant options to other employees based on their position and performance for the year, within established ranges for the different position levels.

Awards are granted every year on March 1 (or the next business day if March 1 falls on a weekend), after we publicly disclose our results for the previous fiscal year. If we impose a trading blackout period that includes March 1, we will make the grants seven trading days after the blackout period has ended.

The board can make special long-term incentive grants at other times during the year. When Mr. Gitzel became president and CEO on July 1, 2011, the board granted a special retention incentive consisting of 50,000 stock options that vest over three years (beginning with one-third on July 1, 2012 and one-third on the second and third anniversary dates), and 70,000 restricted share units that do not vest until July 1, 2014.

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Shareholder feedback

Two institutional shareholders expressed concern over our use of stock options. The committee has discussed the use of options as an important element of a competitive compensation program in our industry, and they are a tax-efficient mechanism that provides a longer term horizon for variable compensation.

The committee discusses national compensation trends with its independent compensation consultant and continues to monitor the appropriate allocation of long-term incentives.

Performance share unit plan

We introduced a PSU plan for executives in 2004 to replace some of the incentive opportunities granted previously through stock options. The PSU plan allows us to reduce the number of options we grant, lessening the dilutive impact to shareholders, and adds another element of compensation with performance criteria.

The longer-term nature of the PSU award is aimed at increasing retention and is designed to motivate executives to:

•	consistently meet corporate performance targets that are aligned with our strategy

•	create shareholder value that can be sustained on an absolute and relative basis over a three-year period.

Under the plan, each PSU represents one notional common share that can be exchanged for Cameco common shares purchased on the open market (or for cash, at the board’s discretion) at the end of a three-year period, as long as certain performance and vesting criteria have been met. PSUs do not earn dividends. Withholding taxes apply, so the amount of cash or shares each executive receives is reduced by that amount.

Our scorecard approach aligns senior management’s compensation with their ability to improve corporate performance over a three-year period. Target measures are based on capital costs, increased production, average realized uranium price and TSR. Measuring performance against these objectives ensures management maintains a balanced, longer-term focus on these measures under the PSU plan, in addition to the short-term focus created under the STI plan. We explain the performance measures and vesting criteria in more detail below.

When granting of PSU awards each year, the committee takes into account PSUs granted previously.

Vesting terms

The current scorecard (first used for the awards granted in 2009) uses four measures to calculate our overall performance, combining relative total shareholder return with three other corporate measures. Each of these is given a weighting, and calculated over a three-year period.

The human resources and compensation committee sets the performance targets every year. The performance targets are reasonably challenging stretch targets and are largely within the control of our executive team.

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The table below explains the specific terms of the targets for PSUs awarded in 2011 and their weightings:

	Weighting
Total actual costs for capital projects 0 to 150%	30%	Total actual costs for planned capital projects (approved financial expenditures) that were completed during the three-year period 2011 to 2013, not to exceed the budgeted cost by 20%
Average realized uranium price 0 to 150%	20%

Achieve an average realized price for uranium sales for a three-year period that exceeds the weighted average price for sales in two industry benchmarks for the same period (We are not disclosing which industry benchmarks we target internally as this information is commercially sensitive in our negotiations with our customers.)

The payout at the end of the three-year period is based on 2010, 2011 and 2012 sales due to timing of when pricing information is available

Increased production 0 to 150%	20%	Increase production of U308 by 500,000 pounds over 2010 production of 22.8 million pounds, over the three-year period 2011 to 2013 to a cumulative total of 68.9 million pounds (our share)
Our three-year average total shareholder return (TSR) 0 to 200%	30%

Achieve three-year average TSR that is the median of the three-year average TSR achieved by companies in our performance peer group

We define TSR as the change in price of a Cameco common share, including reinvestment of dividends, on the Toronto Stock Exchange (TSX) during the three-year period 2011 to 2013.

Corporate performance multiplier		The overall performance factor represents the sum of the four weighted targets above
Initial grant of PSUs		Notional units awarded at the beginning of the three-year performance period
PSU payout		Payout amount is the initial number of PSUs granted, multiplied by the PSU corporate performance multiplier, exchanged for the equivalent number of Cameco common shares

Payout curves have been established for each performance measure, taking into account different levels of threshold performance to determine the performance multiplier and cap the payouts to eliminate any excessive risk taking.

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Calculating the corporate performance multiplier

The final performance multiplier for each measure will depend on our performance against each target. The table below shows how we assess performance against each measure:

Corporate performance measures	Threshold performance	If we achieve:	Then the performance multiplier is:
Total actual costs for capital projects (30%)	30% above our budget (target) of 100%	More than 30% higher than target	0%
		Within 20 to 30% above target	50 to 100% (in a straight-line interpolation)
		20% below to 20% above target	100%
		Between 20% and 30% below target	100 to 150% (in a straight-line interpolation)
		More than 30% below target	up to 200% (with board discretion)
Average realized uranium price (20%) Increased production (20%)	80% of our target of 100%	Less than 80% of the corresponding target	0%
		80 to 120% of the corresponding target	50 to 150% (in a straight-line interpolation)
		More than 120% of the corresponding target	150 to 200% (in a straight-line interpolation)

Our three-year average total shareholder return (30%)	35th percentile (target is the 50th percentile)	Below the 35th percentile among our performance peer group	0%
		From the 35th to the 75th percentile	40 to 200% (in a straight-line interpolation)
		Higher than the 75th percentile	200%

Applying discretion

The committee can make adjustments at its discretion. For example, it can:

•

adjust a performance measure, target measure and/or two or more weightings when things change (such as when a financial indicator no longer exists or has materially changed or is no longer relevant to our business, or when there are significant external challenges and opportunities that were not contemplated or reasonably expected when the objectives were set)

•

increase any of the corporate performance multipliers up to a maximum of 200% for extraordinary corporate performance, subject to the approval of the board. It can also increase the final number of PSUs to account for exceptional corporate performance, or decrease it due to corporate performance that does not meet expectations.

Using discretion helps reduce the possibility that anyone unduly benefits from or suffers because of events that are unforeseen or out of their control, and helps us manage compensation-related risk.

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2011 payouts of 2009 PSU awards

Three-year performance

At the end of 2010, all performance measures were generally on track or exceeding the three-year targets for the 2009 PSU awards. Last year the TSR measure was well above median over the two-year period from 2009 through 2010, however, the sharp drop in Cameco’s share price following the damage to the Fukushima Daiichi I and II Nuclear Power Plants and their cooling systems has resulted in a significant decline in the value of the 2009 PSUs upon maturity.

The table below shows our results against the four performance measures under the PSU plan at the end of the three-year period.

Three-year results (ending December 31, 2011)	Corporate objective	Corporate performance		Performance multiplier		Weighting
Total actual costs for capital projects 0 to 150%	Total actual costs for planned capital projects (approved financial expenditures) that were completed during the three-year period 2009 to 2011, not to exceed the budgeted cost by a 20% margin	Total actual costs for planned capital projects completed during the three-year period 2009 to 2011, were $543.2 million, exceeding budget by 2.3%	=	94.2%	x	30%
Average realized uranium price 0 to 150%	Achieve an average realized price for uranium sales for a three-year period that exceeds the weighted average price for sales in two industry benchmarks for the same period (We are not disclosing which industry benchmarks we target internally as this information is commercially sensitive in our negotiations with our customers.) The 2009 grant is based on 2008, 2009 and 2010 sales due to timing of when pricing information is available	Achieved an average realized price for uranium sales for the three-year period 2008 to 2010 of $40.66, that exceeded the weighted average price for sales in two industry benchmarks for the same period by 4.9%	=	112.3%	x	20%
Increased production 0 to 150%	Increase production of U308 by 9 million pounds over 2008 production of 17.3 million pounds, over the three-year period 2009 to 2011 to a cumulative total of 60.9 million pounds (our share)	Increased production of U308 by 14.1 million pounds over the three-year period 2009 to 2011 (our share), which exceeded target of 9 million pounds	=	121.0%	x	20%
Our three-year average total shareholder return (TSR) 0 to 200%	Achieve three-year average TSR that is the median of the three-year average TSR achieved by companies in our performance peer group We define TSR as the change in price of a Cameco common share, including reinvestment of dividends, on the Toronto Stock Exchange (TSX) during the three-year period 2009 to 2011.	Achieved three-year average TSR that was at the 18th percentile of the three-year average TSR achieved by companies in our performance peer group during the three-year period 2009 to 2011	=	0%	x	30%
Corporate performance multiplier		The overall performance factor represents the sum of the four targets above	=	74.9%

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The graph below shows the payout curve for total actual costs for capital projects that was in place when the 2009 PSU awards were granted:

Grant value vs. payout value

The grant date valuation of the PSUs in 2009 was based on $19.37, our closing share price on the TSX on the day prior to the grant. We also used this valuation to calculate each executive’s total compensation for 2009.

The payout amount is the initial number of PSUs granted, multiplied by the PSU corporate performance multiplier, exchanged for the equivalent number of Cameco common shares. This resulted in a calculated payout of 74.9% of the number of PSUs granted which in turn were exchanged for Cameco common shares on March 1, 2012 purchased in the market that day at an average purchase price of $24.53, less any withholding taxes. Combined with the change in share price, this resulted in the named executives receiving 94.9% of the grant value reported in 2009.

The next table shows the calculation of the payout of the 2009 PSU awards on March 1, 2012 for each named executive.

Name	(multiplier x weighting)								2009 PSU award (# of units x % of performance period served)	Value of total 2009 PSU payout ($)
	Total actual capital costs		Average realized uranium price		Increased production		Our three- year average TSR
Tim Gitzel									14,000 x 100%	$257,222
Grant Isaac									1,500 x 100%	27,559
Robert Steane									3,220 x 100%	59,161
Ken Seitz	94.2% x 30%	+	112.3 x 20%	+	121.0 x 20%	+	0% x 30%	x	3,220 x 100%	59,161
Gary Chad									6,000 x 100%	110,238
Gerald Grandey									40,000 x 83%	$543,032
Kim Goheen									11,000 x 83%	$149,336

Notes:

Value of total 2009 PSU payout for Mr. Gitzel, Mr. Isaac, Mr. Steane, Mr. Seitz and Mr. Chad is based on $24.53, the actual average purchase price of our common shares purchased on the TSX on behalf of the named executives on March 1, 2012.

Mr. Grandey retired on June 30, 2011 and Mr. Goheen retired on July 14, 2011, and their performance was measured to the end of the year, consistent with the terms of their employment agreements. Their PSU payout was made in cash in February, based on $21.75, the average closing price of our common shares on the TSX for the first 20 trading days of the year, in accordance with the terms of the plan.

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The table below shows the vesting of 2009 PSU awards as a percentage of target, compared to PSU awards for the three previous years. None of these awards vested at target, highlighting their at-risk structure and the link between PSUs and corporate performance.

PSUs awarded in	Vested as a % of target	Paid out in shares, net of income tax
2009	74.9%	March 2012
2008	75%	March 2011
2007	63.85%	December 2009
2006	50%	December 2008

Stock option plan

Our stock option plan is designed for management, and certain professional employees and employees with supervisory responsibilities, and ties a portion of their future compensation to the long-term performance of our shares. It gives executives and other employees a form of compensation tied to the market value of our common shares. In 2011, 973 employees participated in the plan.

The human resources and compensation committee believes that granting options is an effective way to:

•	make sure that executives and other employees are committed to the longer term interests of the company and our shareholders

•	attract, retain and motivate talented employees to achieve corporate success.

Options have a term of eight years and one-third vest each of the first three years, starting on the first anniversary of the date of the grant. The committee takes into account previous grants when it considers new grants of options.

The board fixes the exercise price of an option at the time of the grant at the TSX closing price of Cameco common shares on the trading day immediately before the date of the grant. Withholding taxes apply when the options are exercised, so the amount of cash each executive or employee receives is reduced by that amount.

We amended our stock option plan in 2011 so option agreements and exercise instructions could be delivered electronically, facilitating administration provided by a third party. These changes did not require shareholder approval under the terms of our plan.

If an employee leaves the company, any unvested options will vest during a specific period of time depending on the reason for leaving. All vested options can be exercised for the same specified period of time. See Termination and change of control starting on page 101 for more information.

No more than 10% of our total shares issued and outstanding can be issued to insiders in a one-year period under the stock option plan and any other security based compensation arrangement. An employee participating in the plan can only hold up to 5% of our total common shares issued and outstanding. Options cannot be transferred to another person (other than by will or intestate succession).

Making changes

The board can change, suspend or terminate the option plan subject to the laws that apply, including but not limited to the rules, regulations and policies of any stock exchange Cameco is listed on. Some changes may require approval from shareholders or other governmental or regulatory body.

Neither the board, nor the human resources and compensation committee or shareholders can alter or affect the rights of an option holder in a negative way without his or her consent, except as described in the plan.

The following kinds of changes also require shareholder approval under the terms of the plan:

Administrative

•

any change to the number of common shares that can be issued under the plan, including increasing the fixed maximum number of common shares, or changing from a fixed maximum number to a fixed maximum percentage of common shares

•	any change to extend the period after a trading blackout when options can be exercised

•	any change to extend the expiry date of an option unless it would otherwise expire during a trading blackout period

•	any change that requires shareholder approval such as those described in the rules, regulations and policies of any stock exchange that we are listed on

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Exercise price

•

any change that would cause the exercise price of an option to be lower than the fair market value of the common shares at the time the option is granted. This does not include standard adjustment provisions relating to dividends or stock splits, recapitalizations, consolidations or other fundamental corporate changes, or provisions for the treatment of options if there is a change of control or other similar transaction that affects the powers of the board to make certain changes to the option plan.

•

any other change that would cause the exercise or purchase price of an option to be lower (other than the standard adjustment provisions or if there is a change of control or other similar transaction as described in the item above). Cancelling an option or reissuing it at a lower price is considered a reduction in the exercise price.

Eligibility

•	any change that increases the number of categories of people who are eligible to receive options, if it could increase the participation of insiders

•	any change allowing options to be transferred other than by will or intestate succession

Securities

•	adding deferred or restricted share units or other share awards that would not involve an actual cash payment

•	any change that allows adding a cashless exercise feature, unless it reduces the number of underlying shares in the option plan reserve

See the Summary compensation table on page 91 for information about the notional value of the options granted to our named executives over the past three years.

International employees

On January 1, 2001, we introduced the non-North American stock option plan (phantom plan) to give eligible employees of our international subsidiaries the opportunity to participate in our overall growth and profitability in permitted jurisdictions.

The phantom plan has the same objectives and features as our stock option plan except that these option holders have the right to receive cash payments rather than Cameco shares. The cash amount equals the difference between the closing market price of a Cameco share on the day prior to the exercise date and the exercise price of a phantom stock option.

Restricted share units

Restricted share units (RSUs) are mainly used as a retention tool, and currently the only outstanding RSU award is to the CEO.

Each RSU represents one notional common share that vests at the end of three years. The board has the discretion to decide if the payout is made in Cameco shares purchased on the open market, or in cash based on the weighted average closing price of Cameco shares on the TSX for the 20 trading days prior to the vesting date, after deducting withholding taxes.

Pension

The human resources and compensation committee believes pensions are an integral part of total compensation and a cost-effective and important benefit for attracting and retaining talented employees, including executives.

Our executives participate in a registered base plan and a supplemental plan.

Registered base plan

This is a defined contribution plan for the named executives, except for Mr. Chad who participates in a registered defined benefit plan. Mr. Grandey participated in the registered defined benefit plan until his retirement.

Supplemental plan

The supplemental executive pension plan is a non-contributory supplemental defined benefit plan that is designed to attract and retain talented executives over the longer term. It is also designed to provide a retirement income that is commensurate with the executive’s salary and offset the strict limits under the Income Tax Act (Canada) relating to registered pension plans.

All of our Canadian-based executives participate in the supplemental executive pension plan. See Retirement benefits on page 98 for more information.

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Additional benefits and perquisites

Our named executives receive additional benefits as part of their total compensation, including:

•	life insurance

•	long-term disability

•	an executive medical plan

•	additional salary protection in the event of a disability (at no current incremental cost to Cameco).

Our named executives also receive some perquisites as part of their total compensation, including:

•	a financial and tax planning allowance

•	a vehicle allowance

These benefits and perquisites are similar to those offered by companies in our compensation peer group.

Employment contracts

CEO

Mr. Grandey retired from the position of CEO on June 30, 2011 and Mr. Gitzel became president and CEO on July 1, 2011.

When Mr. Gitzel became president on May 14, 2010, his employment agreement provided for:

•	a base salary

•	participation in the short-term incentive plan

•	participation in the long-term incentive plan (including options and PSUs)

•	participation in the employee defined contribution pension plan and the supplemental executive pension plan

•	a requirement to hold three times his base salary in Cameco common shares and qualifying PSUs by December 31, 2015

•	a notice period of 18 months if he is terminated without cause.

It also included post-termination obligations requiring that he:

•	not use or disclose specialized knowledge, contacts and connections he obtained while at Cameco

•	not compete against us in any way for 12 months after he leaves the company

•	not solicit any of our customers, suppliers or employees or harm our relationship with any of them for 18 months after he leaves Cameco.

Mr. Gitzel became president and CEO as of July 1, 2011, and his new employment agreement provides for:

•

a retention incentive of 50,000 stock options which vest over three years, and 70,000 RSUs which vest on July 1, 2014 and pay out (less withholding taxes) in Cameco shares purchased on the market, or cash, at the board’s discretion

•	a requirement to hold four times his base salary in Cameco shares and qualifying PSUs by December 31, 2016

•	an increase in his notice period from 18 months to two years if he is terminated without cause

•	an increase in his annual allowance for tax advice to $7,000 per year and $14,000 in the year of his retirement

•	a requirement for him to give a minimum notice of six months for resignation or retirement, rather than three months

•	a change of control occurring if an entity acquires 35% or more of our voting shares, as opposed to 50% under his previous contract, for purposes of termination with a change of control.

On termination

The table on page 103 gives a summary of the incremental compensation that would be paid to Mr. Gitzel if his employment had been terminated on December 31, 2011.

Other named executives

When Mr. Steane became senior vice-president and COO on May 14, 2010, he entered into his current employment agreement. Mr. Seitz entered into his current employment agreement when he became senior vice-president, marketing and business development on January 1, 2011. Mr. Isaac entered into his current employment agreement when he became senior vice-president and CFO on July 15, 2011. Mr. Chad signed a new employment agreement on November 1, 2005. The contracts for Mr. Isaac, Mr. Steane, Mr. Seitz and Mr. Chad are for an indefinite period of employment and provide for:

•	a base salary

•	participation in the short-term incentive plan

•	participation in the long-term incentive plan (including options and PSUs)

•	participation in the employee defined contribution pension plan (other than Mr. Chad who participates in the executive defined benefit pension plan) and the supplemental executive pension plan.

88    CAMECO CORPORATION

All four executives are required to hold two times their base salary in Cameco shares and qualifying PSUs by the end of the fifth year in their current positions. Mr. Chad has met the share ownership target. See page 67 for more information.

The employment agreements with all four executives also include post-termination obligations requiring that each does not:

•	use or disclose specialized knowledge, contacts and connections he obtained while at Cameco

•	compete against us in any way for 12 months after he leaves the organization

•	solicit any of our customers, suppliers or employees or harm our relationships with any of them for 12 months after he leaves the organization

On termination

The table on page 103 gives a summary of the incremental compensation that would be paid to Mr. Isaac, Mr. Seitz, Mr. Steane and Mr. Chad if their employment had been terminated on December 31, 2011.

If Mr. Steane or Mr. Chad resigns, it will be treated as retirement because they are eligible to retire.

None of the executives receive any incremental benefits if there is a change of control but no termination of employment.

Retiring executives

Mr. Grandey retired from his position as CEO on June 30, 2011 and the incremental compensation that he received due to his retirement is provided in the table on page 103. His employment agreement included post-termination obligations requiring that he:

•	not use or disclose specialized knowledge, contacts and connections he obtained while at Cameco

•	not compete against us in any way for 12 months after he leaves the organization

•	not solicit any of our customers, suppliers or employees or harm our relationships with any of them for 18 months after he leaves the organization.

Mr. Grandey is also entitled to US currency protection for any benefits that will be paid to him under our executive defined benefit pension plan and the supplemental executive pension plan if the exchange rate from the Canadian to US dollar is less than 0.725 at the time of payment.

Mr. Goheen retired at the request of the company on July 14, 2011, and the incremental compensation that he received due to his retirement is provided in the table on page103. His employment agreement also included post-termination obligations requiring that he does not:

•	use or disclose specialized knowledge, contacts and connections he obtained while at Cameco

•	compete against us in any way for 12 months after he leaves the organization

•	solicit any of our customers, suppliers or employees or harm our relationships with any of them for 12 months after he leaves the organization

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CEO compensation summary

Mr. Gitzel became president and CEO of Cameco Corporation on July 1, 2011.

He joined Cameco in January 2007 as senior vice-president and chief operating officer and was appointed president in May 2010. Mr. Gitzel has extensive experience in Canadian and international uranium mining through 18 years of senior management experience.

Mr. Gitzel received his bachelor of arts and law degrees from the University of Saskatchewan.

He serves on the board of the Canadian Nuclear Association. He is Vice Chair of the World Nuclear Association until April 2012, and then will become Chair. He is a director of the Nuclear Energy Institute for 2011-2013.

Tim Gitzel President and CEO

2011 performance highlights

Cameco achieved strong corporate performance in 2011. Our STI objectives scored 105.5% of target.

Mr. Gitzel’s personal performance was assessed by the committee. As president for the first half of the year and then president and CEO for the second half, Mr. Gitzel’s STI target was 70% of his base salary of $714,000 in the first half of the year, and then 95% of his base salary of $900,000 for the balance of the year. His actual award is based 70% on corporate and 30% on individual performance for the first half of the year, and 80% on corporate and 20% on individual performance for the second half. His cash bonus was $762,000 and his total cash compensation in 2011 was $1,569,000.

On March 1, 2011 he was awarded 25,000 PSUs and 75,000 options, reflecting a grant value of $2,263,250. As a retention incentive, when Mr. Gitzel became president and CEO on July 1, 2011, he was granted 70,000 restricted share units and 50,000 stock options, reflecting a grant value of $2,322,800.

Approximately 87% of his total direct compensation for 2011 is considered at-risk, including his retention bonus.

Realizable compensation

Total compensation	2009 ($)	2010 ($)	2011 ($)
Base salary	550,000	643,750	807,000
Short-term incentive (cash bonus)	360,000	715,000	762,000
Long-term incentive (PSUs and RSUs)	257,222	368,200	1,748,950
Long-term incentive (in-the-money options)	0	0	0
Pension benefits (annual pension service cost)	98,400	321,100	496,200
Other compensation	—	—	—

Total compensation	1,265,622	2,048,050	3,814,150

Long-term incentive (PSUs and RSUs) in 2009 includes the actual payout of 2009 PSUs. In 2010 this amount represents the value at December 31, 2011 of PSUs granted in 2010, and in 2011 it represents the value at December 31, 2011 of the PSUs and RSUs granted in 2011. The 2010 and 2011 PSUs and the 2011 RSUs are valued at 100% of target and $18.41, the closing Cameco share price on the TSX on December 31, 2011.

Long-term incentive (in-the-money options) includes the value of in-the-money options on December 31, 2011 for the options granted during each year.

Other compensation does not include perquisites and other personal benefits because they total less than $50,000 and less than 10% of Mr. Gitzel’s salary in each year. Perquisites and benefits are valued at the cost to Cameco and include commissions to buy shares for the PSU payouts as well as life insurance premiums, long-term disability premiums, a financial and tax planning allowance, an executive medical plan and a vehicle allowance.

90    CAMECO CORPORATION

2011 details

Summary compensation table

The table below shows the base salary, incentive-based awards and other compensation awarded to the named executives in 2011. See page 106 for the 2012 compensation known to date.

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary[5] ($)	Share- based awards[6] ($)	Option based awards[7] ($)	Annual incentive plans[8] ($)	Pension value[9] ($)		All other compensation[11] ($)	Total compensation ($)
Tim Gitzel	2011	807,000	2,769,050	1,817,000	762,000	496,200		—	6,651,250
President and CEO[1]	2010	643,750	578,000	814,800	715,000	321,100	[10]	—	3,072,650
	2009	550,000	271,180	506,500	360,000	98,400		—	1,786,080

Grant Isaac	2011	428,333	316,240	425,000	270,000	183,200		—	1,622,773
Senior Vice-President	2010	333,000	173,400	271,600	229,000	92,250		—	1,099,250
and CFO[2]	2009	132,692	43,650	63,850	75,000	28,950		—	344,142

Robert Steane	2011	550,000	592,950	850,000	444,000	654,600		—	3,091,550
Senior Vice-President	2010	401,168	93,058	183,330	389,000	1,457,800		—	2,524,356
and COO[3]	2009	322,231	62,371	134,082	154,000	36,200		—	708,884

Ken Seitz	2011	400,000	316,240	425,000	277,000	680,200		—	2,098,440
Senior Vice-President,	2010	245,000	69,649	143,609	184,000	48,300		—	690,558
Marketing and Business	2009	229,508	62,371	130,677	110,000	36,500		—	569,056
Development[4]

Gary Chad	2011	463,000	316,240	424,948	263,000	68,850		—	1,536,038
Senior Vice-President	2010	453,900	173,400	271,600	298,000	132,500		—	1,329,400
Governance, Law and	2009	445,000	116,220	303,900	220,000	110,100		—	1,195,220
Corporate Secretary

Gerald Grandey	2011	520,000	988,250	1,699,790	0	140,150		—	3,348,190
former CEO[1]	2010	1,019,500	1,387,200	2,104,900	2,000,000	314,900		—	6,826,500
	2009	999,500	774,800	1,215,600	963,000	251,700		—	4,204,600

Kim Goheen	2011	263,565	395,300	594,927	0	620,000		1,577,600	3,451,392
former Senior Vice-	2010	483,300	346,800	516,040	351,000	150,950		—	1,848,090
President and CFO[2]	2009	473,800	213,070	455,850	420,000	123,800		—	1,686,520

Notes:

1.	Mr. Grandey’s title changed to CEO when Mr. Gitzel was appointed president on May 14, 2010. Mr. Grandey retired on June 30, 2011, and Mr. Gitzel became president and CEO on July 1, 2011.
2.	Mr. Isaac became CFO on July 15, 2011, succeeding Mr. Goheen who retired on July 14, 2011.
3.	Mr. Steane assumed his current position on May 14, 2010 when Mr. Gitzel was appointed president.
4.	Mr. Seitz assumed his current position on January 1, 2011, succeeding George Assie who retired on December 31, 2010.
5.	Base salary

Mr. Gitzel’s base salary in 2011 increased from $714,000 to $900,000 when he became president and CEO on July 1, 2011. The amount in the table reflects what he was actually paid in base salary for all of 2011. His base salary increased from $561,000 to $700,000 when he was appointed president on May 14, 2010. The amount in the table reflects his actual pay for 2010.

2012 MANAGEMENT PROXY CIRCULAR	91

Mr. Isaac’s base salary in 2011 increased from $410,000 to $450,000 when he became senior vice-president and CFO on July 15, 2011. The amount in the table reflects what he was actually paid in base salary for all of 2011.

Mr. Steane was in a different role at Cameco in 2009 and until May 13, 2010. Mr. Seitz was also in a different role at Cameco for 2009 and 2010.

6.	Share-based awards

These amounts reflect the grant date value of the actual number of PSUs originally awarded, using the closing price of a Cameco share on the TSX on the day before the grant. The number of PSUs that the named executives will actually earn can vary from 0 to 150% of the original number of PSUs granted, depending on performance (the board can pay up to 200% if performance is exceptional).

We awarded the following PSUs to the named executives from 2009 to 2011:

	March 1, 2011	March 1, 2010	September 8, 2009	March 16, 2009
Tim Gitzel	25,000	20,000		14,000
Grant Isaac	8,000	6,000	1,500
Robert Steane	15,000	3,220		3,220
Ken Seitz	8,000	2,410		3,220
Gary Chad	8,000	6,000		6,000
Gerald Grandey	25,000	48,000		40,000
Kim Goheen	10,000	12,000		11,000
Grant price	$39.53	$28.90	$29.10	$19.37

For purposes of financial statement disclosure, the PSUs were valued at $42.11 per unit for 2011, $29.06 per unit for 2010 and $19.97 per unit for 2009 using a Monte Carlo pricing model and the key assumptions set out in the table below. The Monte Carlo model is considered the most appropriate way to value a plan with a relative market condition like total shareholder return. The total fair value of the PSUs is amortized into income over their three-year vesting period and the weighted average of the expected retirement dates of the named executives, whichever is lower. The non-market criteria relating to realized selling prices, production targets and cost control have been incorporated into the valuation at grant date by reviewing prior history and corporate budgets.

	Expected dividend ($)	Expected volatility (%)	Risk-free rate (%)	Expected life (years)	Expected forfeitures (%)
March 2011	0	50.00	2.20	3	0
March 2010	0	52.57	1.67	3	0
September 2009	0	52.69	1.05	3	0
March 2009	0	52.69	1.05	3	0

The table below shows the difference between the grant date value for compensation purposes and the grant date fair value used for purposes of financial statement disclosure.

Grant date	Grant date value for compensation purposes ($)	Grant date fair value for financial statement disclosure ($)	Difference per unit ($)
March 1, 2011	39.53	42.11	2.58
March 1, 2010	28.90	29.06	0.16
September 8, 2009	29.10	19.97	(9.13)
March 16, 2009	19.37	19.97	0.60

When Mr. Gitzel became president and CEO on July 1, 2011, he received a retention incentive of restricted share units (RSUs) that do not vest until July 1, 2014 at a grant date value of $25.44, the closing price of a Cameco share on the TSX the day before the grant:

Restricted share units awarded	# of units	Grant date value(per unit)	Vesting date
July 1, 2011	70,000	$25.44	July 1, 2014

For purposes of financial statement disclosure, the RSUs were also valued at $25.44 per unit for 2011 using the Black-Scholes valuation model, a strike price of zero, and the following key assumptions:

	Expected dividend ($)	Expected volatility (%)	Risk-free rate (%)	Expected life (years)	Expected forfeitures (%)
July 2011	0.40	39.0	2.5	3	0

92    CAMECO CORPORATION

7.	Option-based awards

The table below shows the number of options granted to the named executives over the last three years and the corresponding grant date valuations. When Mr. Gitzel became president and CEO on July 1, 2011, he received a retention incentive that included 50,000 stock options that vest over three years.

	July 1, 2011	March 1, 2011	March 1, 2010	September 8, 2009	March 16, 2009
Tim Gitzel	50,000	75,000	60,000		50,000
Grant Isaac		25,000	20,000	5,000
Robert Steane		50,000	13,500		13,005
Ken Seitz		25,000	10,575		12,900
Gary Chad		25,000	20,000		30,000
Gerald Grandey		100,000	155,000		120,000
Kim Goheen		35,000	38,000		45,000
Grant date valuation (per option)	$10.84	$17.00	$13.58	$15.04	$10.13

The human resources and compensation committee reviewed estimates of the value of the options on the grant dates that were prepared by Mercer (July 2011 and March 2011) and by Hugessen (March 2010, September 2009 and March 2009). It then recommended to the board the number of options to grant, which the board approved. The compensation consultants used the Black-Scholes option-pricing model and the following key assumptions:

	Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price ($)
July 2011	1.20	49.6	2.2	5.5	25.44
March 2011	0.90	50.1	1.5	5.5	39.53
March 2010	0.94	44.0	2.8	8	28.90
September 2009	1.0	50.0	3.1	8	29.10
March 2009	1.20	52.5	3.0	8	19.37

As this approach may not be identical to that used by other companies and is sensitive to the assumptions used, the figures may not be directly comparable across companies, however a consistent approach has been used for compensation valuation purposes. In March 2011 the expected life assumption was changed from previous years, and was based on Mercer’s calculation of the expected life of Cameco options and options issued by companies in the compensation peer group. They calculated the expected life by adding the actual term (eight years) to the vesting period (three years), and dividing in half. Hugessen confirmed that Mercer’s calculation was also consistent with market practice.

For purposes of financial statement disclosure, options awarded in July 2011 were valued at $8.03, in March 2011 were valued at $13.36, in March 2010 were valued at $8.74, in September 2009 were valued at $8.75 and in March 2009 were valued at $5.60 each on the date of the grant. We used the Black-Scholes option-pricing model all three years and the following key assumptions:

	Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price ($)
July 2011	1.57	38.0	2.33	5.0	25.44
March 2011	1.01	38.0	2.6	5.0	39.53
March 2010	0.97	36.0	2.2	4.5	28.90
September 2009	0.82	36.0	1.76	4.5	29.10
March 2009	1.24	36.0	1.76	4.5	19.37

These accounting value assumptions are different from the compensation value assumptions in the calculations above. The human resources and compensation committee uses the compensation valuation method and assumptions used in valuing compensation of companies in the comparator group to allow for a better comparison with market comparators.

The accounting value assumptions are based on our own internal research and past experience of how employees exercise their options. The difference between the two models is:

•	July 2011 – $2.81 per option granted

•	March 2011 – $3.64 per option granted

•	March 2010 – $4.84 per option granted

•	September 2009 – $6.29 per option granted

•	March 2009 – $4.53 per option granted.

For purposes of financial statement disclosure, the options were amortized over their three-year vesting period or the weighted average of the years to expected retirement of the named executives, whichever was lower.

8.	Annual incentive plans

These amounts were earned in the fiscal year shown and were paid in the following fiscal year. The amount for Mr. Goheen in 2009 includes a one-time discretionary bonus of $150,000 for his role in the divestiture of Cameco’s interest in Centerra Gold Inc.

2012 MANAGEMENT PROXY CIRCULAR	93

9.	Pension value

The amounts for Mr. Gitzel, Mr. Isaac, Mr. Steane, Mr. Seitz and Mr. Goheen includes company contributions under the registered defined contribution pension plan, plus the projected value of the pension earned in each year for service credited under the supplemental executive pension plan. Pension value for Mr. Grandey and Mr. Chad includes the projected value of the pension earned in each year for service credited under the registered defined benefit plan and the supplemental executive pension plan.

10.	Mr. Gitzel’s pension value in 2010 did not correctly reflect his salary increase after becoming president in May 2010. The resulting change to the reported 2010 compensatory change is an increase of $160,550, for a total pension value in 2010 of $321,100, and total compensation in 2010 of $3,072,650.

11.	All other compensation

This amount does not include perquisites and other personal benefits because they total less than $50,000 and less than 10% of the annual salary for any of the named executives. Perquisites and benefits are valued at the cost to Cameco and include commissions to buy shares with PSU payouts, life insurance premiums, long-term disability premiums, a financial and tax planning allowance, an executive medical plan and a vehicle allowance.

Mr. Goheen retired on July 14, 2011 at the request of the company. He received a severance payment in accordance with the terms of his contract which has been included in All other compensation for 2011.

Value of options exercised (supplemental table)

The table below is additional information to show the options exercised (if any) by each named executive in each of the last three years and the dollar value realized.

Name	Year	Cameco common shares acquired on exercise of options (#)	Cameco common shares held following exercise (#)	Cash realized (before taxes) on concurrent sale of Cameco common shares ($)
Tim Gitzel	2011 2010 2009	0 0 0	0 0 0	0 0 0
Grant Isaac	2011 2010 2009	8,332 0 —	0 0 —	91,417 0 —
Robert Steane	2011 2010 2009	0 63,600 0	0 0 0	0 1,330,805 0
Ken Seitz	2011 2010 2009	0 4,300 0	0 0 0	0 70,876 0
Gary Chad	2011 2010 2009	0 40,000 0	0 0 0	0 546,391 0
Gerald Grandey (retired in 2011)	2011 2010 2009	0 504,000 0	0 360,000 0	0 4,839,223 0
Kim Goheen (retired in 2011)	2011 2010 2009	30,000 81,000 0	0 0 0	390,192 845,924 0

When Mr. Grandey exercised his options in 2010, he acquired 504,000 Cameco shares – 144,000 shares were concurrently sold for a gain of $4,839,223 (before taxes) and he held the remaining 360,000 shares. All of the other shares the named executives acquired when they exercised their options in 2009, 2010 and 2011 were concurrently sold and they realized gains before taxes, as disclosed in the table above.

94    CAMECO CORPORATION

Incentive plan awards

The table below shows the total unexercised option and share awards granted to our named executives as of December 31, 2011.

		Option-based awards				Share-based awards
Name	Grant date (mm/dd/yyyy)	Number of securities underlying unexercised options (#)	Option exercise price[1] ($)	Option expiry date (mm/dd/yyyy)	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested[2] ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Tim Gitzel	03/30/2007	10,000	46.88	03/29/2015	—
	03/04/2008	40,000	38.83	03/03/2016	—
	03/16/2009	50,000	19.37	03/15/2017	—			257,222
	03/01/2010	60,000	28.90	02/28/2018	—	20,000	—
	03/01/2011	75,000	39.53	02/28/2019	—	25,000	—
	07/01/2011	50,000	25.44	06/30/2019	—	70,000	1,288,700
Total		285,000			0	115,000	1,288,700	257,222
Grant Isaac	09/08/2009	3,334	29.10	09/07/2017	—			27,559
	03/01/2010	13,334	28.90	02/28/2018	—	6,000	—
	03/01/2011	25,000	39.53	02/28/2019	—	8,000	—
Total		41,668			0	14,000	0	27,559
Robert Steane	03/10/2006	25,200	41.00	03/09/2014	—
	03/30/2007	10,500	46.88	03/29/2015	—
	03/04/2008	12,300	38.83	03/03/2016	—
	03/16/2009	13,005	19.37	03/15/2017	—			59,161
	03/01/2010	13,500	28.90	02/28/2018	—	3,220	—
	03/01/2011	50,000	39.53	02/28/2019	—	15,000	—
Total		124,505			0	18,220	0	59,161
Ken Seitz	03/02/2005	6,720	27.04	03/01/2013	—
	03/10/2006	6,048	41.00	03/09/2014	—
	03/30/2007	3,600	46.88	03/29/2015	—
	03/04/2008	7,995	38.83	03/03/2016	—
	03/16/2009	8,600	19.37	03/15/2017	—			59,161
	03/01/2010	10,575	28.90	02/28/2018	—	2,410	—
	03/01/2011	25,000	39.53	02/28/2019	—	8,000	—
Total		68,538			0	10,410	0	59,161
Gary Chad	03/10/2006	40,000	41.00	03/09/2014	—
	03/30/2007	20,000	46.88	03/29/2015	—
	03/04/2008	25,000	38.83	03/03/2016	—
	03/16/2009	20,000	19.37	03/15/2017	—			110,238
	03/01/2010	20,000	28.90	02/28/2018	—	6,000	—
	03/01/2011	25,000	39.53	02/28/2019	—	8,000	—
Total		150,000			0	14,000	0	110,238
Gerald Grandey	03/04/2004	186,000	10.51	03/03/2012	1,469,400
	03/02/2005	210,000	27.04	03/01/2013	—
	03/10/2006	86,000	41.00	03/09/2014	—
	03/30/2007	40,000	46.88	03/29/2015	—
	03/04/2008	100,000	38.83	03/03/2016	—
	03/16/2009	120,000	19.37	03/15/2017	—			543,032
	03/01/2010	155,000	28.90	02/28/2018	—			365,400
	03/01/2011	100,000	39.53	02/28/2019	—			63,445
Total		997,000			1,469,400			971,877
Kim Goheen	03/10/2006	46,000	41.00	03/09/2014	—
	03/30/2007	25,000	46.88	03/29/2015	—
	03/04/2008	40,000	38.83	03/03/2016	—
	03/16/2009	30,000	19.37	03/15/2017	—			149,336
	03/01/2010	38,000	28.90	02/28/2018	—			91,350
	03/01/2011	35,000	39.53	02/28/2019	—			25,382
Total		214,000			0			266,068

2012 MANAGEMENT PROXY CIRCULAR	95

Notes:

1.	The number of options and exercise prices have been adjusted to reflect stock splits of Cameco shares.

2.	These awards are subject to performance conditions and valued at the minimum possible payout. The 70,000 RSUs awarded to Mr. Gitzel on July 1, 2011 are not subject to performance conditions so they are valued at $18.41, the closing price of Cameco shares on the TSX on December 31, 2011.

3.	Mr. Grandey retired on June 30, 2011 and Mr. Goheen retired on July 14, 2011. The PSU performance was measured to the end of the year, consistent with their employment agreements. Under the PSU plan, all of their PSUs for 2009, 2010 and 2011 vested and they were paid a pro-rated amount in 2012 for the portion of the three-year period that they had worked. The price is based on $21.75, the average closing Cameco share price on the TSX for the first 20 trading days in 2012. The payout was made in cash and based on our performance against targets as of December 31, 2011.

The table below shows the:

•	total value of the named executive’s options when they vested during 2011

•	share-based awards that vested at the end of 2011 and were paid out in 2012

•	short-term incentive award earned in 2011 and paid in 2012.

Name	Option-based awards – value during the year on vesting ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Tim Gitzel	388,337	257,222	762,000
Grant Isaac	59,264	27,559	270,000
Robert Steane	93,975	59,161	444,000
Ken Seitz	82,355	59,161	277,000
Gary Chad	176,677	110,238	263,000
Gerald Grandey	971,727	971,877	0
Kim Goheen	293,827	266,068	0

The amounts for:

•

option-based awards reflect the pre-tax value that the executives would have realized if they had exercised their options that vested in 2011, on the date they vested. Options that had a negative value at the time of vesting are included in the calculation of these figures.

•

share-based awards are the values of the PSUs that were granted in 2009, vested at December 31, 2011 and were paid out to Mr. Gitzel, Mr. Isaac, Mr. Steane, Mr. Seitz and Mr. Chad on March 1, 2012 at $24.53 (the actual average purchase price of our common shares purchased on the TSX on behalf of the named executives on March 1, 2012). The compensation value we previously disclosed for these PSUs was based on the target number of PSUs multiplied by the share value on their grant date. The named executives realized 94.9% of the grant date value of the PSUs that were awarded as part of their total compensation for 2009.

Mr. Grandey and Mr. Goheen received a prorated payout for the portion of 2009, 2010 and 2011 PSUs they were entitled to upon their retirement in 2011. The payments were made in 2012 at $21.75 (the average closing price of our common shares on the TSX for the first 20 trading days in 2012).

•	non-equity incentive plan compensation are the STI payments for 2011 that were paid in 2012.

96    CAMECO CORPORATION

Equity compensation plan information

Securities authorized for issue under equity compensation plans

(authorized for issue from treasury under our compensation plans at the end of 2011)

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issue under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	8,526,090	$32.47	8,004,289
Equity compensation plans not approved by security holders	—	—	—

Total	8,526,090	$32.47	8,004,289

Of the 8,526,090 options outstanding at December 31, 2011, 5,556,417 were exercisable and 2,969,673 were not.

The total number of Cameco shares that can be issued under the option plan and other compensation arrangements must be less than 43,017,198 (10.9%) of our total and outstanding common shares as of March 8, 2012.

The table below gives details about the number of shares under our stock option plan at the end of 2011 and as of March 8, 2012. The burn rate is the number of options issued in 2011 (1,630,069), expressed as a percentage of the 394,745,423 Cameco shares that were issued and outstanding as at December 31, 2011.

As of December 31, 2011
Number of options available for issue under the option plan and other compensation arrangements	8,004,289
Number of options issued in 2011 under the option plan and other compensation arrangements	1,630,069
2011 Burn rate	0.41%

	As of March 8, 2012
Number (%) of our shares issued and outstanding to be issued when outstanding options under the option plan are exercised	7,953,568	(2.0%)
Number (%) of our issued and outstanding shares still available for issue under the option plan	8,093,666	(2.0%)
Total dilution rate	4.0%

The table below shows other activity in the option plan since it was introduced in 1992:

Maximum initial share reserve (August 15, 1995)	31,460,418
Increase in the reserve (June 12, 2006)	11,556,780
Total shares issued under the plan (as at the opening of business on March 8, 2012)	26,969,964
Total shares issued under the plan / total shares issued and outstanding (as at the opening of business on March 8, 2012)	6.8%
Total shares issued and outstanding (as at the opening of business on March 8, 2012)	395,228,668

2012 MANAGEMENT PROXY CIRCULAR	97

Retirement benefits

Defined benefit plan

Mr. Chad has attained the normal retirement age under our registered defined benefit plan, and is therefore eligible to retire immediately with no reduction in pension. He will continue to earn additional benefits under the plan for service after the normal retirement age until his actual retirement.

As Mr. Grandey retired on June 30, 2011, Mr. Chad is the only named executive who participates in our registered defined benefit plan. The plan is being phased out and will only exist for as long as the current members, retirees and their spouses are entitled to receive benefits. No new members have been added to the plan since 1997 and none will be added in the future.

The Income Tax Act (Canada) limits the annual benefits that can be accrued under a defined benefit plan. The limit for 2011 was $2,552 for each year of credited pensionable service, and pension benefits cannot be earned on the portion of salaries above approximately $127,611 per year.

Defined contribution plan

All of our regular, full-time employees participate in our registered defined contribution plan as of December 31, 2011, except for Mr. Chad who participates in our registered defined benefit plan.

Under the Income Tax Act (Canada), the plan had a contribution limit of $22,970 in 2011, based on a salary of approximately $191,417.

Supplemental executive pension plan

The supplemental executive pension plan is aimed at attracting and retaining talented executives over the longer term. The plan is designed to provide a retirement income that is consistent with the executive’s salary and to offset the strict limits of registered pension plans under the Income Tax Act (Canada).

All of our Canadian-based executives participate in this plan, but they must also participate in either our defined benefit plan or defined contribution plan. The plan had 24 active members as at December 31, 2011, with 22 retirees and spouses of deceased retirees who were receiving a pension, three former members with deferred entitlements and two former members with pending entitlements. This includes certain officers of wholly-owned subsidiaries who were previously eligible to participate in this plan.

Under the plan, executives and officers of certain subsidiaries receive overall benefits calculated as follows:

	1.8% of average of three highest years of base salary (excluding bonuses and taxable benefits)	For the CEO and senior vice-presidents for years of service after January 1, 1998, the overall benefits that would be paid under the program are calculated using 3% of the average of the three highest years of base salary (excluding bonuses and taxable benefits).
x	number of years of credited service

–	benefits payable under the base plan

=	overall benefits under the supplemental plan

The supplemental plan only provides benefits based on actual years of service with us up to the date of termination, or until the end of the notice period for termination without cause. It is only calculated on base salary, and does not include bonuses as part of the pensionable earnings, as other companies often do. The plan does not allow past service credits or any kind of accelerated service. Full benefits are paid at the normal retirement age of 65, but they can start at 60 years of age if the person has 20 years of service.

We fund the supplemental plan each year, except for benefits for participants who are US taxpayers, including two named executives. These benefits are unfunded, and this liability was approximately $9,940,300 ($9,895,800 for the named executives) as of December 31, 2011.

98    CAMECO CORPORATION

Early retirement

Under our registered defined contribution plan, members can transfer their account balance or begin receiving a benefit any time after termination, so early retirement does not apply. Mr. Gitzel, Mr. Isaac, Mr. Steane and Mr. Seitz are members of this plan. Mr. Goheen was a member until his retirement.

Under our supplemental executive pension plan, Mr. Chad and Mr. Steane are the named executives who are eligible to retire with full pension under this plan. The others can take early retirement starting at age 55. This gives them the option to either:

•	defer receiving their full pension until they reach the defined age under the plan which is i) at least 60 with at least 20 years of continuous employment or ii) 65, whichever is earlier, or

•	receive the pension, less 0.25% times the total number of months until they reach the defined age.

Executive pension value disclosure

The table below shows the estimated annual pension service costs for the defined benefit plans and Cameco’s contribution to the defined contribution plans as the compensatory change. It also shows the accrued pension obligations and annual pension payable under our pension plans for each of the named executives.

				Annual benefits payable[1] ($)
Name	Age at year end	Number of years of credited service (#)		At year end		At age 65		Defined benefit obligation at start of year[2] ($)		Compensatory change[2,3] ($)		Non- compensatory change[4] ($)	Defined benefit obligation at year end[5] ($)
Tim Gitzel[6]	49.7	4.98		99,900		406,800		903,900	[6]	496,200		356,300	1,756,400
Grant Isaac	40.0	2.47		27,100		301,200		164,300		183,200		101,800	449,300
Robert Steane	61.5	28.80		292,300		337,000		3,391,000		654,600		672,800	4,718,400
Ken Seitz	42.7	8.06		70,200		264,600		338,100		680,200		272,700	1,291,000
Gary Chad	60.1	21.13		248,900		315,700		3,023,400		68,850		525,150	3,617,400
Gerald Grandey[7]	65.5	18.50		501,000	[7]	501,000	[7]	6,144,900		140,150		1,297,350	7,582,400	[7]
Kim Goheen[8]	57.9	16.45	[8]	198,300	[8]	198,300	[8]	2,345,500		620,000	[8]	181,600	3,147,100	[8]

Notes:

1.	Annual benefits payable

Mr. Chad participates, and until his retirement, Mr. Grandey participated, in our registered defined benefit pension plan, and do not have any defined contribution costs. Mr. Gitzel, Mr. Isaac, Mr. Steane and Mr. Seitz participate in our registered defined contribution plan. Mr. Goheen participated in this plan before his retirement. All of the named executives participate in our supplemental executive pension plan.

The annual benefits payable for Mr. Grandey and Mr. Chad include benefits under the registered defined benefit pension plan and the supplemental executive pension plan. The annual benefits payable for Mr. Gitzel, Mr. Isaac, Mr. Steane, Mr. Seitz and Mr. Goheen include benefits under the registered defined contribution pension plan and the supplemental executive pension plan. The defined contribution costs for these five named executives are also included in the service cost as described under Compensatory change. The annual benefits payable do not take into account any early retirement reductions or vesting requirements.

The amounts under at age 65 are based on current compensation levels and assume accrued years of service to age 65 for each of the named executives. Under our supplemental executive pension plan, the named executives are eligible to retire at age 55, which would reduce the pension benefits they are entitled to receive.

Annual benefits payable at year end and at age 65 are based on final average earnings as at December 31, 2011.

2.	Defined benefit obligation at start of year is based on December 31, 2010 accounting assumptions.

Defined benefit obligation at start of year and the compensatory change are estimated totals that include our registered defined benefit pension plan, registered defined contribution pension plan and supplemental executive pension plan. They are based on assumptions representing entitlements in employment agreements that may change over time. The methods we used to determine these estimates may not be exactly the same as methods other companies use, so the figures may not be directly comparable.

2012 MANAGEMENT PROXY CIRCULAR     99

We used the following key assumptions to estimate these benefit obligations:

•	100% vesting

•

a retirement age of 63 or one year after the valuation date if 63 years of age or older. The assumed retirement age of 63 is management’s best estimate for determining the accrued benefit obligation as at December 31, 2011, as reported in our financial statements.

•	salary increases of 4.0% each year

•	a discount rate of 4.5% each year for Canadian liabilities, 4.25% each year for US liabilities and 4.75% each year for European liabilities to determine the benefit obligation

•	a long-term rate of return on assets of 5.0% for the registered defined benefit pension plan and 6.0% for the invested assets of the supplemental executive pension plan

•	benefits are pre-tax.

See note 28 to our audited 2011 financial statements (in our 2011 annual financial review and also on our website) for more information about our pension plans.

3.	Compensatory change is the value of the projected pension earned from January 1, 2011 to December 31, 2011 for our registered defined benefit pension plan, registered defined contribution pension plan and supplemental executive pension plan.

4.	Non-compensatory change includes changes such as changes in assumptions (other than those used to estimate the compensatory change), employee contributions and interest on the accrued obligation at the start of the year.

5.	Defined benefit obligation at year end is the value of the named executive’s projected pension earned for service up to December 31, 2011 under our registered defined benefit pension plan, registered defined contribution pension plan and supplemental executive pension plan. It is based on December 31, 2011 accounting assumptions (same as the key assumptions set out in note 2 above) and includes RRSP balances included in the base plan, if any. The pension amounts for Mr. Gitzel, Mr. Isaac, Mr. Steane, Mr. Seitz and Mr. Goheen equal the value of their accumulated contributions under the registered defined contribution pension plan, supplemented by amounts based on final average earnings and service under the supplemental executive pension plan (a defined benefit plan).

6.	Mr. Gitzel’s defined benefit obligation at start of year has been corrected to reflect his salary increase after becoming president in May 2010. The resulting change to the reported 2010 compensatory change is an increase of $160,550, for a total compensatory change in 2010 of $321,000.

7.	Mr. Grandey’s annual benefits payable at year end and at age 65 amounts include his accrued benefits at his retirement date of June 30, 2011. His defined benefit obligation at year end amount includes the commuted value of his supplemental executive pension plan at December 31, 2011 that was paid in early 2012.

8.	Mr. Goheen was granted an additional two years of credited service when he retired on July 14, 2011 at the request of the company. His annual benefits payable at year end and at age 65 amounts include his accrued benefits at his retirement date. His compensatory change amount was impacted by the additional two years of credited service that he was granted when he retired. His defined benefit obligation at year end amount includes the commuted value of his supplemental executive pension plan at December 31, 2011 that was paid in early 2012.

Loans to executives

As of March 8, 2012, we and our subsidiaries had no loans outstanding to our current or former named executives, except routine indebtedness as defined under Canadian securities laws.

100    CAMECO CORPORATION

Termination and change of control

The table below is a summary of the compensation that would be paid to the named executives if the employment of any of them is terminated. We believe the following terms are fair, competitive with the market and based on industry practice.

Type of termination	Severance		STI bonus		Options		PSUs		RSUs		Benefits		Pension
Retirement[1]	•	none	•	none, unless the executive retires on or near the last day of the year	• •	three years to vest must be exercised within three years or the original term, whichever is earlier	• •	performance is measured to the end of the year of retirement awards are pro-rated to completed months of service	•	not applicable as only the CEO currently has RSUs and he is not eligible for retirement	• •	post-retirement benefits continue until age 65 once the executive turns 65, life insurance, health and dental benefits are reduced and are provided until death	•	credited service no longer earned

Resignation[2]	• •	executive must give three months notice, except for CEO who must give six months notice if we waive the notice, we must pay his base salary for the three or six months	•	none	• •	vesting continues for 90 days must be exercised within 90 days or the original term, whichever is earlier	•	no entitlement to any PSU payout and all PSUs are cancelled	•	no entitlement to any RSU payout and all RSUs are cancelled	•	none	•	credited service no longer earned

Termination without cause[3]	•	lump sum equal to base salary and target bonus for the notice period	•	unless committee exercises discretion, usually when executive has worked most of the year	• • •

options continue to vest for the notice period

must be exercised within the notice period or by the original expiry date, whichever is earlier all unvested options granted to the CEO on July 1, 2011 vest and must be exercised within the notice period

							• •	performance is measured to the end of the year of termination awards are pro-rated to completed months of service	•	a pro-rated number of awards vest and are valued at the average closing price of the 20 trading days prior to the termination date	•	employer contributions for health, dental and life insurance benefits continue for the notice period or until executive obtains other employment, whichever is earlier	•	coverage continues and credited service continues to be earned for the notice period

2012 MANAGEMENT PROXY CIRCULAR     101

Type of termination	Severance		STI bonus		Options		PSUs		RSUs		Benefits		Pension
Termination without cause within 12 months of a change of control[4]	•	same as for termination without cause	•	same as for termination without cause	• •

all vested options must be exercised within the notice period or by the original expiry date, whichever is earlier all unvested options vest and must be exercised within two years or the original term, whichever is earlier[5]

							•	all PSUs vest and are paid at target	•	a pro-rated number of awards vest and are valued at the average closing price of the 20 trading days prior to the termination date	•	same as for termination without cause	•	same as for termination without cause

Termination with cause	•	none	•	all entitlement to the bonus is lost	• •	vesting continues for 30 days or the original term, whichever is earlier must be exercised within 30 days	•	no entitlement to any PSU payout and all PSUs are cancelled	•	no entitlement to any RSU payment and all RSUs are cancelled	•	none	•	credited service no longer earned

Death	•	none	•	pro-rated to date of death	• •	three years to vest must be exercised within three years or original term, whichever is earlier	• •	performance is measured to end of year of death awards are pro-rated to the completed months of service as of date of death	•	awards are pro-rated to date of death and valued at the average closing price of the 20 trading days prior to date of death	•	life insurance is paid on death	• •	credited service no longer earned value of vested pension benefit is paid to the beneficiary

Notes:

1.	Retirement

At the discretion of the CEO and provided that the executive is at least 57 years old with at least 10 years of services when he retires, the executive may be eligible for post-retirement benefits including health, dental, accidental death and dismemberment, and life insurance. Also at the discretion of the CEO, a supplemental amount of $1,000 per month is paid until age 65, if the executive retires and is at least 57 years old with 10 years of service.

Mr. Grandey retired on June 30, 2011 and Mr. Goheen retired at the request of the company on July 14, 2011.

2.	Resignation

Mr. Steane and Mr. Chad are eligible for early retirement and therefore the compensation that is paid if a senior executive resigns does not apply to them.

3.	Termination without cause

The notice period for Mr. Gitzel and Mr. Chad is two years or the period remaining until age 65, whichever is earlier. The notice period for Mr. Isaac, Mr. Steane and Mr. Seitz is 18 months or the period remaining until age 65, whichever is earlier.

4.	Termination without cause within 12 months of a change of control

According to the ENL Reorganization Act, no person, alone or together with associates may hold, beneficially own or control, directly or indirectly, more than 25% of Cameco’s voting shares that can be cast to elect the directors. Because of the legislated restrictions on share ownership, there would have to be an act of federal parliament for anyone to hold more than 25% of our voting shares. For Mr. Gitzel, change of control is defined as an entity holding 35% or more of our voting shares, transfer or lease of substantially all of the company’s assets, dissolution or liquidation of the company, or the board deciding that a change of control has occurred. For Mr. lsaac, Mr. Steane, Mr. Seitz and Mr. Chad, change of control is the same except that an entity must hold 50% or more of our voting shares.

5.	Options

Upon termination without cause within 12 months of a change of control, any unvested stock options vest immediately and the executive has two years to exercise them. For stock options that had already vested prior to termination, the executive must exercise them within the notice period (two years for Mr. Gitzel and Mr. Chad and 18 months for the other named executives or the period remaining until age 65, whichever is earlier).

102    CAMECO CORPORATION

The table below shows the incremental values that would be paid to the named executives if any of them had been terminated on December 31, 2011 and includes a situation of termination without cause with a change of control. Cameco has legislated ownership restrictions under the ENL Reorganization Act. While a change of control is possible, it would require an act of parliament as discussed in note 4 of the previous table.

Type of termination	Severance ($)	STI bonus[1] ($)	Options[2] ($)	PSUs and RSUs[3] ($)	Benefits[4] ($)	Pension[5] ($)	Total payout ($)
Tim Gitzel President and CEO
Resignation[6]	nil	(762,000)	nil	(1,848,046)	nil	nil	(2,610,046)
Termination without cause	3,510,000	nil	nil	1,290,100	34,400	709,800	5,544,300
Termination without cause with a change of control	3,510,000	nil	nil	2,573,350	34,400	709,800	6,827,550
Termination with cause	nil	(762,000)	nil	(1,848,046)	nil	nil	(2,610,046)
Death	nil	nil	nil	772,963	900,000	128,100	1,801,063
Grant Isaac Senior Vice-President and CFO
Resignation[6]	nil	(270,000)	nil	(125,947)	nil	nil	(395,947)
Termination without cause	1,440,000	nil	nil	nil	20,600	269,700	1,730,300
Termination without cause with a change of control	1,440,000	nil	nil	285,355	20,600	269,700	2,015,655
Termination with cause	nil	(270,000)	nil	(125,947)	nil	nil	(395,947)
Death	nil	nil	nil	nil	450,000	163,000	613,000
Robert Steane Senior Vice-President and COO
Retirement[7]	nil	nil	nil	nil	100,200	nil	100,200
Termination without cause	1,870,000	nil	nil	nil	11,600	256,600	2,138,200
Termination without cause with a change of control	1,870,000	nil	nil	394,710	11,600	256,600	2,532,910
Termination with cause	nil	(444,000)	nil	(161,269)	nil	nil	(605,269)
Death	nil	nil	nil	nil	nil	(4,111,400)	(4,111,400)
Ken Seitz Senior Vice-President, Marketing and Business Development
Resignation[6]	nil	(277,000)	nil	(117,523)	nil	nil	(394,523)
Termination without cause	1,280,000	nil	nil	nil	20,000	244,300	1,544,300
Termination without cause with a change of control	1,280,000	nil	nil	250,928	20,000	244,300	1,795,228
Termination with cause	nil	(277,000)	nil	(117,523)	nil	nil	(394,523)
Death	nil	nil	nil	nil	400,000	348,000	748,000
Gary Chad Senior Vice-President, Governance, Law and Corporate Secretary
Retirement[7]	nil	nil	nil	nil	162,300	nil	162,300
Termination without cause	1,389,000	nil	nil	nil	27,600	342,900	1,759,500
Termination without cause with a change of control	1,389,000	nil	nil	368,200	27,600	342,900	2,127,700
Termination with cause	nil	(263,000)	nil	(199,245)	nil	nil	(462,245)
Death	nil	nil	nil	nil	463,000	(1,814,300)	(1,351,300)

2012 MANAGEMENT PROXY CIRCULAR     103

Type of termination	Severance ($)	STI bonus[1] ($)	Options[2] ($)	PSUs and RSUs[3] ($)	Benefits[4] ($)	Pension[5] ($)	Total payout ($)
Gerald Grandey former CEO
Retirement[7]	nil	nil	nil	nil	16,100	nil	16,100
Kim Goheen former Senior Vice-President and Chief Financial Officer
Retirement[7] at company’s request	1,577,600	nil	nil	nil	144,900	711,300	1,722,500

Notes:

1.	STI bonus

If the executive resigns or is terminated for cause, he forfeits any outstanding STI bonus payment. We calculated the payment that he is forfeiting based on the STI bonus determined in 2012 for 2011 performance.

2.	Options

The named executives only receive an incremental benefit on their options when there is a termination without cause with a change of control. Currently under the ENL Reorganization Act, a change of control for Cameco is not permitted. The amount shown is the in-the-money value at December 31, 2011 of all unvested options which would vest upon a termination without cause with a change of control. As none of the unvested options are in-the-money at December 31, 2011, there is no incremental benefit.

3.	PSUs and RSUs

If there is a retirement, termination without cause or termination without cause with a change of control, the named executives may receive an incremental benefit for any outstanding PSUs, to account for the fact that our corporate performance may be better at the end of the year of termination, than it turns out to be at the end of the original three-year vesting period. In the table, we have assumed that the performance multiplier at the end of the assumed year of termination and at the end of the original three-year vesting period are the same so there is no incremental benefit at retirement, termination without cause or death.

If the executive resigns or is terminated for cause, he forfeits any PSU payment. To determine the amount forfeited, we calculated the payout of the outstanding PSUs based on the results to date and the average closing price of a Cameco common share on the TSX over the first 20 trading days of 2012 of $21.75, as required under the PSU plan for a mid-term payout.

Only Mr. Gitzel has RSUs. If Mr. Gitzel resigns or is terminated for cause, he forfeits any RSU payment. To determine the amount forfeited, we calculated the payout of the outstanding RSUs in accordance with the RSU plan based on a share price of $18.43, the average closing price of a Cameco common share on the TSX for the 20 trading days prior to December 31, 2011.

If the executive is terminated without cause with a change of control, all outstanding PSUs vest immediately at target, all outstanding RSUs also vest immediately, and both are paid out in the first quarter of 2012. The calculation of the PSUs in this situation is based on a share price of $21.75, the average closing price of a Cameco common share on the TSX over the first 20 trading days of 2012, as required under the PSU plan. The calculation of the RSUs in this situation is based on a share price of $18.43, the average closing price of a Cameco common share on the TSX for the 20 trading days prior to December 31, 2011, as required under the RSU plan.

4.	Benefits

Determined using a discount rate of 4.5% at December 31, 2011. At the discretion of the CEO, the executive may be eligible for post-retirement benefits including health, dental, accidental death and dismemberment, and life insurance provided that the executive is at least 57 years old with at least 10 years of service when he retires. Mr. Gitzel , Mr. Isaac and Mr. Seitz are not eligible for post-retirement benefits because they had not reached the age of 57 on December 31, 2011.

5.	Pension

The incremental pension benefit on termination without cause, with or without a change of control, is equal to the value of benefits to be credited according to the notice period for each executive and calculated using the December 31, 2011 accounting assumptions (same as the key assumptions set out in note 2 on page 100). The incremental pension benefit on death is the difference between the commuted value on resignation or retirement, if eligible, and the commuted value on death at December 31, 2011. If the commuted value on death is less than the commuted value on resignation (or retirement, in the case of Mr. Chad and Mr. Steane), his pension benefit is negative.

The table below shows the commuted values for resignation (retirement in the case of Mr. Steane and Mr. Chad). We estimated these values using the Canadian Institute of Actuaries’ Standard Practice for Determining Pension Commuted Values, and assumed:

•	100% vesting

•	the executive’s age or age 55, whichever is later

•	no salary increase after December 31, 2011

•	a discount rate of 2.6% each of the next 10 years and 4.1% each year thereafter for Canadian and US liabilities

•	benefits are pre-tax.

104    CAMECO CORPORATION

Commuted value	For retirement	On December 31, 2011
The commuted values are based on assumptions representing entitlements in the employment agreements, and these may change over time. The methods we use may not be exactly the same as those used by other companies, so you may not be able to compare our figures directly with those of other companies.	Robert Steane	$4,589,500
	Gary Chad	$4,519,000
	Gerald Grandey	not applicable
	Kim Goheen	not applicable

	For resignation

	Tim Gitzel	$1,211,400
	Grant Isaac	$240,800
	Ken Seitz	$690,000

When Mr. Goheen retired at the request of the company on July 14, 2011, he was granted two additional years of credited service and the incremental pension value was determined using the commuted value basis applicable as at August 1, 2011 including a discount rate of 3.4% for each of the next 10 years and 4.7% each year thereafter. Mr. Goheen’s incremental pension benefit was calculated as the difference between the lump sum pension value he would have received on retirement on July 14, 2011 and the lump sum pension value he was entitled to receive as the result of receiving two years of additional service and the increase in final average earnings that resulted from extending his 2011 rate of pay for two additional years and including those years in the average calculation.

6.	Resignation

Based on their terms of employment in effect on December 31, 2011, if Mr. Gitzel, Mr. Isaac or Mr. Seitz had voluntarily ended their employment on December 31, 2011, it would have been regarded as a resignation because of their age. They would not receive a severance and would have been required to give three months notice prior to resignation. We can waive this notice if we pay three months’ base salary. The table assumes that we did not waive the notice period.

7.	Retirement

The termination on resignation estimate does not apply to Mr. Steane and Mr. Chad because they are both eligible to retire, and a resignation by either one of them would be treated as a retirement.

Mr. Grandey retired on June 30, 2011.

Mr. Goheen retired on July 14, 2011 at the request of the company. He received a severance payment, was granted two additional years of credited service for pension purposes and will receive health, dental, accidental death and dismemberment, and life insurance benefits until age 65.

2012 MANAGEMENT PROXY CIRCULAR     105

Developments in 2012

2012 compensation to date

The human resources and compensation committee’s plan is to generally position total direct compensation for 2012 at the median of the compensation comparator group provided there is continued strong corporate and individual performance.

Base salary

The named executives each received a base salary increase of 2%, which is below the average increase for executive salaries nationally and estimates for Saskatchewan and other provinces, to recognize strong corporate performance yet weak share performance. Mr. Seitz received an increase of 5% to move him closer to the median base salary for his position and to recognize his growth in the position and the breadth of his responsibilities.

Tim Gitzel became president and CEO on July 1, 2011, and his base salary increased to $900,000 as of that date. Grant Isaac assumed his current position on July 15, 2011 and his base salary increased to $450,000 as of that date.

Name and position	2012 base salary		2011 base salary
	$	% increase from 2011	$
Tim Gitzel President and CEO	918,000	2	714,000 / 900,000
Grant Isaac Senior Vice-President and CFO	459,000	2	410,000 / 450,000
Robert Steane Senior Vice-President and COO	561,000	2	550,000
Ken Seitz Senior Vice-President, Marketing and Business Development	420,000	5	400,000
Gary Chad Senior Vice-President, Governance, Law and Corporate Secretary	472,300	2	463,000

Long term incentives

As of March 8, 2012, the human resources and compensation committee and board had not made a decision on granting options and PSUs for 2012. When they are granted we will post an update on our website (cameco.com) and on SEDAR (sedar.com) and EDGAR (sec.gov/edgar.shtml).

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Other information

Shareholder proposals

Shareholders who meet eligibility requirements under the Canada Business Corporations Act (CBCA) can submit a shareholder proposal as an item of business for our annual shareholder meeting in 2013.

Proposals must be submitted to our corporate secretary by January 4, 2013 for next year’s annual meeting. Only shareholder proposals that comply with the CBCA requirements received by that date, and our responses, will be printed in the management proxy circular we send to shareholders next spring.

Information available online

A number of our documents are available on our website (cameco.com), SEDAR (sedar.com) and EDGAR (sec.gov/edgar.shtml) including:

•	2011 annual financial review which includes financial information about us, as provided in the audited financial statements and MD&A for our most recently completed financial year

•

our most recent annual information form, which has additional information about our audit committee on pages129 to 131, the audit committee charter in Appendix A, and other information required by Canadian securities regulators.

Our code of conduct and ethics, our articles of incorporation and the bylaws, and all of the board committee mandates are also available on our website.

Filings with the US Securities and Exchange Commission (SEC) can be accessed under Filings and forms on the SEC website (sec.gov).

Documents available in print

You can request a printed copy of the following documents at no charge:

•	our 2011 annual financial review which includes the audited financial statements and MD&A for the most recently completed financial year

•	any subsequent quarterly reports

•	our most recent annual information form

•	our code of conduct and ethics.

Send a note to the corporate secretary at Cameco, at 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3.

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Appendix A

Interpretation

For the purposes of this Circular:

a person is an “associate” of another person if:

i.	one is a corporation of which the other is an officer or director;

ii.	one is a corporation that is controlled by the other or by a group of persons of which the other is a member;

iii.	one is a partnership of which the other is a partner;

iv.	one is a trust of which the other is a trustee;

v.	both are corporations controlled by the same person;

vi.	both are members of a voting trust or parties to an arrangement that relates to voting securities of the Corporation; or

vii.	both are at the same time associates, within the meaning of any of (i) to (vi) above, of the same person;

provided that:

viii.	if a resident associated with a non-resident submits to the Board of Directors of the Corporation a statutory declaration stating that no voting shares of the Corporation are held, directly or indirectly, for a non-resident, that resident and non-resident are not associates of each other, provided the statutory declaration is not false;

ix.	two corporations are not associates pursuant to (vii) above by reason only that each is an associate of the same person pursuant to (i) above;

x.	if any person appears to the Board to hold voting shares to which are attached not more than the lesser of four one-hundredths of 1% of the votes that may be cast to elect Directors of the Corporation and 10,000 such votes, that person is not an associate of any other person and no other person is an associate of that person in relation to those voting shares.

“beneficial ownership” includes ownership through a trustee, legal representative, agent or other intermediary.

“control” means control in any manner that results in control in fact, whether directly through ownership of securities or indirectly through a trust, an agreement, the ownership of any body corporate or otherwise.

“non-resident” means:

i.	an individual, other than a Canadian citizen, who is not ordinarily resident in Canada;

ii.	a corporation incorporated, formed or otherwise organized outside Canada;

iii.	a foreign government or agency thereof;

iv.	a corporation that is controlled by non-residents, directly or indirectly, as defined in any of (i) to (iii) above;

v.	a trust:

a.	established by a non-resident as defined in any of (ii) to (iv) above, other than a trust for the administration of a pension fund for the benefit of individuals, a majority of whom are residents; or

b.	in which non-residents as defined in any of (i) to (iv) above have more than 50% of the beneficial interest; or

vi.	a corporation that is controlled by a trust described in (v) above.

“person” includes an individual, corporation, government or agency thereof, trustee, executor, administrator, or other legal representative.

“resident” means an individual, corporation, government or agency thereof or trust that is not a non-resident.

The foregoing definitions are summaries only and are defined in their entirety by the provisions of the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) and the Articles of the Corporation.

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Appendix B

Board mandate

PURPOSE

The purpose of the board of directors (“board”) is to supervise the management of the business and affairs of the corporation. The board of directors will discharge this responsibility by developing and determining policy by which the business and affairs of the corporation are to be managed and by overseeing the management of the corporation.

COMPOSITION

The board is elected by the shareholders at the annual meeting of the shareholders of the corporation. The board shall appoint the chair annually from among its non-executive independent members. As fixed by the articles of the corporation, the board shall consist of at least three and not more than fifteen members. A majority of the directors shall be resident Canadians.

A majority of the directors shall be independent pursuant to standards for independence adopted by the board (as provided in Appendix A to this mandate).

MEETINGS

The board will schedule at least six regular meetings annually and as many additional meetings as necessary to carry out its duties effectively. The board will hold special meetings at least once a year to specifically discuss strategic planning and strategic issues.

A meeting of the board may be called by the chair, the chief executive officer or any two directors. The corporate secretary shall, upon the direction of any of the foregoing, arrange a meeting of the board. Notice of the time and place of each meeting of the board must be given to each director either by personal delivery, electronic mail, facsimile or other electronic means not less than 48 hours before the time of the meeting or by mail not less than 96 hours before the date of the meeting. Board meetings may be held at any time without notice if all of the directors have waived or are deemed to have waived notice of the meeting.

A majority of the members of the board shall constitute a quorum. No business may be transacted by the board except at a meeting of its members at which a quorum of the board is present. Each director is expected to attend all meetings of the board. A director who is unable to attend a board meeting in person may participate by telephone or teleconference.

At board meetings, each director is entitled to one vote and questions are decided by a majority of votes of the directors present. In case of an equality of votes, the chair of the meeting does not have a second or casting vote. The corporate secretary acts as secretary to the board. In the absence of the corporate secretary, the board may appoint any other person to act as secretary.

The board may invite such officers and employees of the corporation as it may see fit from time to time to attend at meetings of the board and assist thereat in the discussion and consideration of any matter.

DUTIES AND RESPONSIBILITIES

1.	The board of directors has specific responsibilities for the following, which do not, in any way, limit or comprehensively define its overall responsibility for the stewardship of the corporation:

a.	selection, appointment, evaluation and if necessary the termination of the chief executive officer;

b.	satisfying itself as to the integrity of the senior executives of the corporation and as to the culture of integrity throughout the corporation;

c.	succession planning, including appointing, counselling and monitoring the performance of executive officers;

d.	oversight of the human resources policies of the corporation and while taking into account the views and recommendations of the human resources and compensation committee, approval of the compensation of the chief executive officer and the other executive officers;

e.	adoption of an annual strategic planning process, approval of annual strategic plans and monitoring corporate performance against those plans;

f.	approval of periodic capital and operating plans and monitoring corporate performance against those plans;

g.	oversight of the policies and processes to manage risks of the corporation, and oversight of management’s mitigation of the material risks;

h.	policies to require ethical behaviour of the corporation and its directors and employees, and compliance with laws and regulations;

i.	oversight of the policies and processes for the implementation and integrity of the corporation’s internal control and management information systems and its financial reporting;

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j.	assessment of the effectiveness of the board and its committees and overseeing the establishment of an appropriate orientation program for new directors and an education program for all directors;

k.	definition of the duties and the limits of authority of senior management, including approving a position statement for the chief executive officer;

l.	policies for disclosure of corporate information to facilitate effective communications with shareholders, other stakeholders and the public;

m.	health and safety and environmental policies and oversight of systems to enable compliance with these policies and all relevant laws and regulations;

n.	oversight of the policies and processes for estimating and disclosing the corporation’s mineral reserves;

o.	corporate governance including the relationship of the board of directors to management and shareholders and taking reasonable steps to ensure the corporation has appropriate structures and procedures in place to permit the board of directors to effectively discharge its duties and responsibilities;

p.	calling meetings of shareholders and submission to the shareholders of any question or matter requiring approval of the shareholders;

q.	approval of directors for nomination and election, and recommendation of the auditors to be appointed at shareholders’ meetings, and filling a vacancy among the directors or in the office of the auditor;

r.	issuance of securities of the corporation;

s.	declaration of dividends and establishment of the dividend policy for the corporation;

t.	approval of the annual audited financial statements and related management discussion and analysis, and the interim unaudited financial statements and related interim management discussion and analysis, management proxy circulars, takeover bid circulars, directors’ circulars, prospectuses, annual information forms and other disclosure documents required to be approved by the directors of a corporation under securities laws, regulations or rules of any applicable stock exchange;

u.	adoption, amendment or repeal of bylaws of the corporation;

v.	review and approval of material transactions not in the ordinary course of business; and

w.	other corporate decisions required to be made by the board of directors, or as may be reserved by the board of directors, to be made by itself, from time to time and not otherwise delegated to a committee of the board of directors or to the management of the corporation.

2.	Subject to the provisions of applicable law and the bylaws of the corporation, the responsibilities of the board of directors may be delegated, from time to time, to committees of the board of directors on such terms as the board of directors may consider appropriate.

ORGANIZATIONAL MATTERS

1.	The procedures governing the board shall be those in Parts 6 and 7 of the General Bylaws of the corporation.

2.	The board shall annually review and assess the adequacy of its mandate.

3.	The board shall participate in an annual performance evaluation.

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Appendix to the Board Mandate

Definition of independent director and related definitions

In these guidelines:

1.	Following are the criteria for determining independence for purposes of membership on the board:

a.	“independent director” means a director who has no direct or indirect material relationship with the corporation. For this purpose, a material relationship means a relationship which could, in the view of the board, reasonably interfere with the exercise of a director’s independent judgment. Despite the foregoing, the following individuals are considered to have a material relationship with the corporation:

i.	an individual who is, or has been within the last three years, an employee or executive officer of the corporation;

ii.	an individual whose immediate family member is, or has been within the last three years, an executive officer of the corporation;

iii.	an individual who:

A.	is a partner of a firm that is the corporation’s internal or external auditor;

B.	is an employee of that firm; or

C.	was within the last three years a partner or employee of that firm and personally worked on the corporation’s audit within that time;

iv.	an individual whose immediate family member:

A.	is a partner of a firm that is the corporation’s internal or external auditor;

B.	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice; or

C.	was within the last three years a partner or employee of that firm and personally worked on the corporation’s audit within that time;

v.	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the corporation’s current executive officers serve or served at that same time on the entity’s compensation committee;

vi.	an individual who received, or whose immediate family member received, more than US $100,000 (or Cdn. $75,000 in the case of an immediate family member who is employed as an executive officer of Cameco Corporation) in direct compensation from the corporation during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the board or any board committee, or as a part-time chair or vice-chair of the board or any board committee, and fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the corporation if the compensation is not contingent in any way on continued service (and, for greater certainty, “direct compensation” does not include compensation received by an immediate family member for service as an employee of the corporation unless that immediate family member is an executive officer of Cameco Corporation);

vii.	an individual who is a current employee, or whose immediate family member is a current executive officer, of an entity that has made payments to, or received payments from, the corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater amount of $1 million, or 2% of such other entity’s consolidated gross revenues; and

viii.	an individual who serves as an officer, director or trustee of a tax exempt organization, and the corporation’s discretionary charitable contributions to that organization exceed 1.5% of that organization’s total annual consolidated gross revenues within any of the last three fiscal years (providing that the corporation’s matching of employee charitable contributions will not be included in the amount of the corporation’s contributions for this purpose).

b.	For purposes of section 1(a) all references to “the corporation” are deemed to include a subsidiary entity of the corporation and a parent of the corporation.

2.	For purposes of this Appendix A, “immediate family member” means a person’s spouse, parent, child, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, and anyone (other than a domestic employee of a person or family member) who shares that person’s home.

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3.	For purposes of this Appendix A, a person or company is considered to be a subsidiary entity of another person or company if:

a.	it is controlled by:

i.	that other; or

ii.	that other and one or more persons or companies each of which is controlled by that other; or

iii.	two or more persons or companies, each of which is controlled by that other; or

b.	it is a subsidiary entity of a person or company that is the other’s subsidiary entity.

4.	For purposes of this Appendix A, “control” means the direct or indirect power to direct or cause the direction of the management and policies of a person or company, whether through ownership of voting securities or otherwise.

5.	For purposes of this Appendix A, “person” means an individual, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal representative.

6.	In determining independence for purposes of the audit committee, in addition to satisfying the board independence criteria, directors who are members of the audit committee will not be considered independent for the purpose of membership on the audit committee if:

a.	the audit committee member, or the member’s spouse, minor child or stepchild, or a child or stepchild who shares the member’s home, provides personal services to the corporation or its subsidiary for compensation (other than compensation for acting as a director);

b.	the audit committee member is a partner, member or principal of a consulting, legal, accounting, investment banking or financial services firm which provides services to the corporation or its subsidiary for fees, regardless of whether the audit committee member personally provided the services for which the fees are paid; or

c.	the audit committee member is an affiliated entity of the corporation or any of its subsidiaries, where:

i.	a person or company is considered to be an affiliated entity of another person or company if:

A.	one of them controls or is controlled by the other or if both persons or companies are controlled by the same person or company, or

B.	the person is an individual who is:

I.	both a director and an employee of an affiliated entity; or

II.	an executive officer, general partner or managing member of an affiliated entity;

ii.	despite subparagraph (c)(i)(B) above, an individual will not be considered to be an affiliated entity of the corporation if the individual:

A.	owns, directly or indirectly, no more than ten per cent of any class of voting securities of the corporation; and is not an executive officer of the corporation.

B.	Is not an executive officer of the corporation.

7.	Notwithstanding the foregoing, on a case-by-case basis the board may determine that a director qualifies as an “independent director” for the purposes of section 1(a) despite having a relationship listed in that section, provided that the individual satisfies the Canadian director independence requirements set forth in Section 1.4 of National Instrument 52-110 of the Canadian Securities Administrators.

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